SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2016

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

1. ANALYSIS OF FINANCIAL POSITION

a)	Statement of Financial Position

The principal components of assets and liabilities at each period, as follows:

Assets	09-30-2016 ThU.S.$	12-31-2015 ThU.S.$
Current assets	2,595,599	2,651,920
Non-current assets	11,252,654	11,018,471

Total assets	13,848,253	13,670,391

Liabilities	09-30-2016 ThU.S.$	12-31-2015 ThU.S.$
Current liabilities	1,389,228	1,034,251
Non-current liabilities	5,527,584	5,989,695
Non–parent participation	44,494	37,735
Net equity attributable to parent company	6,886,947	6,608,710

Total net equity and liabilities	13,848,253	13,670,391

As of September 30, 2016, total assets increased U.S.$178 million compared to December 31, 2015, equivalent to a 1.3% variation. This deviation was driven mainly by increases in the balance of investments in connection with the purchase of a 50% interest in the joint venture SONAE ARAUCO, properties, plant and equipment and biological assets, partially offset by a decrease in trade and other accounts receivable.

In turn, total liabilities decreased by U.S.$107 million mainly due to a decrease in financial liabilities and non-financial liabilities for a lower register of provision for minimum dividend compared to December 31, 2015.

The main financial and operational indicators as of the dates and periods indicated below are as follows:

Liquidity ratios	09-30-2016	12-31-2015
Current Liquidity (current assets / current liabilities)	1.87	2.56
Acid ratio (( current assets-inventories, biological assets) / current liabilities )	1.00	1.42

Debt indicators	09-30-2016	12-31-2015
Debt to equity ratio (total liabilities / equity)	1.00	1.06
Short-term debt to total debt (current liabilities / total liabilities)	0.20	0.15
Long-term debt to total debt (non-current liabilities / total liabilities)	0.80	0.85

	09-30-2016	09-30-2015
Financial expenses coverage ratio (earnings before taxes + interest expense / interest expense)	1.99	2.97

Activity ratio	09-30-2016	12-31-2015
Inventory turnover-time (cost of sales / inventories + current biological assets)	2.89	2.95
Inventory turnover-time (excluding biological assets) (Cost of sales /inventory)	3.79	3.89
Inventory permanence-days ((inventories + biological assets) /cost of sales)	124.71	122.16
Inventory permanence-days (excluding biological assets) (inventory / cost of sales)	94.98	92.45

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

As of September 30, 2016, the short-term debt represented 20% of total liabilities (15% as of December 31, 2015).

Our financial expenses coverage ratio decreased from 2.97 to 1.99, mainly due to the lower earnings before taxes for the period ended September 30, 2016, compared to the same period of 2015.

b)	Statements of income

Income before income tax

Income before income tax registered a profit of approximately U.S.$199 million compared to a profit of approximately U.S.$382 million in the same period of 2015. The negative variation of U.S.$183 million is explained by the factors described in the following table:

Item	MU.S.$
Gross margin	(312)
Distribution and Administrative Expenses	69
Other income/ expenses by function	35
Exchange differences	28
Others	(3)

Net change in income before income tax	(183)

The main indicators related to result accounts and the details of revenues and operation costs are as follows:

Revenues	09-30-2016 ThU.S.$	09-30-2015 ThU.S.$
Pulp	1,588,710	1,794,026
Timber	1,865,010	2,031,729
Forestry	68,976	88,325
Other	18,085	25,871

Total revenues	3,540,781	3,939,951

Sales costs	09-30-2016 ThU.S.$	09-30-2015 ThU.S.$
Wood	553,041	511,588
Forestry work	443,319	478,564
Depreciation and amortization	277,483	277,323
Other costs	1,312,478	1,406,319

Total sales costs	2,586,321	2,673,794

Profitability index	09-30-2016	12-31-2015
Profitability on equity	2.79	5.46
Profitability on assets	1.37	2.59
Return on operating assets	2.18	4.13

Profitability ratios	09-30-2016	09-30-2015
Income per share (U.S.$) (1)	1.24	2.44
Income after tax (ThU.S.$) (2)	141,811	278,584
Gross margin (ThU.S.$)	954,460	1,266,157
Financial costs (ThU.S.$)	(200,455)	(193,788)

(1)	Earnings per share refer to the profit to net equity to parent company.
(2)	Includes non-controlling interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

EBITDA	09-30-2016 MU.S.$	09-30-2015 MU.S.$
Gain (loss)	141.8	278.6
Finance costs	200.5	193.8
Financial income	(25.8)	(35.1)
Expenses for income tax	57.4	103.6
EBIT	373.9	540.9
Depreciation and amortization	301.8	298.9
EBITDA	675.7	839.7
Cost at fair value of the harvest	253.7	231.5
Gain from changes in fair value of biological assets	(139.8)	(140.7)
Exchange difference	0.1	27.8
Others*	2.7	35.0
Adjusted EBITDA	792.3	993.4

*	2016: Forest loss provision MU.S.$2.7
*	2015: Forest loss provision MU.S.$11.4

2. MAIN SOURCES OF FINANCING

Arauco’s financing needs are mainly covered through the capital markets, with bond issuances and credits obtained from banks and financial institutions serving as the main sources of financing. For short-term borrowing, Arauco follows a liquidity policy which indicates the amounts and institutions from which it can borrow according to several conditions defined in the policy. In the case of long-term debt, corporate bond issuances in the local market and also in international markets are used as sources of new resources. Another source of long-term financing corresponds to borrowings from banks and financial institutions around the world.

3. DIFFERENCE BETWEEN ECONOMIC VALUES AND BOOK ASSETS

Assets and liabilities are presented in the Financial Statements according to International Financial Reporting Standards and instructions issued by the Chilean Securities Commission. We believe that there are no material differences between the economic value of our assets and the value reflected in these Financial Statements.

4. MARKET SITUATION

Pulp Division

During the third quarter, prices dipped to the lowest levels during this year, although the mood has improved at quarter-end. Among other factors, growing supply from Europe and North America increased long fiber producer stocks by two days, while new supply from Brazil enabled short fiber producer stocks to increase by six days. Seasonality effects in the Northern hemisphere did not help matters, as the summer months brought with them less demand. Compared to the same quarter of last year, inventory levels for long fiber remained at similar levels, while hardwood levels increased by 10 days.

Despite leading price recoveries during the last quarter, this quarter Asia suffered a setback in prices, with China leading the way. Overall prices declined 6% in both fibers, which translated in adjustments of U.S.$ 25 to U.S.$ 30 in long fiber prices, and U.S.$30 to U.S.$ 40 in short fiber prices. The price gap between both fibers remained wide, with long fiber U.S.$ 110 above short fiber prices, incentivizing a higher use of short fiber over long fiber. The effect of additional volume from North America also pressured prices, although this new supply is planned to produce fluff pulp in the medium and long term as the fluff market develops and deepens. In the meantime, Asian markets remain attractive to enter rapidly

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

and compete via prices to sell this excess supply. Printing and writing paper demand remained active, and exports increased as the local currency in Asian countries depreciated against the U.S. dollar.

The European market suffered minor adjustments of approximately 2% to 3% in both fibers, translating into a decline of U.S.$ 10 for long fiber prices and U.S.$ 20 for short fiber prices. Although the factors pressuring prices are similar to those affecting Asia, price declines werenot as pronounced, especially since Asian prices recovered much more during the second quarter compared to European prices. Paper markets remained stagnant and even tissue producers experienced price slumps.

Markets in Latin America continued to be active, with the exception of Brazil with lower than average pulp prices due to the aggressive position of new supply within the country took within the local market. Middle Eastern markets followed global tendencies and special discount in spot prices were frequent in order to divert excess supply from more important and regular markets.

During this quarter, our production levels were normal, with maintenances stoppages in our Licancel Pulp Mill in July and Line 2 of our Arauco Pulp Mill at the end of August, both lasting approximately two weeks.

Timber Division

Our wood products segment showed mixed results during the third quarter, which overall maintained revenues stable compared to last quarter. Revenues of this segment adjusted of 0.5% upward, reaching U.S.$ 638.1 million. Prices improved in some regions, especially in Chilean and Brazilian markets. However, this price improvement was in detriment of sales volume, with both markets declining by 10.8% and 7.2% in sales volume, respectively. The opposite effect occurred in Argentina and other markets, with prices slightly dipping in favor of increased sales volume.

Within the panels market, there were overall stronger price increases than decreases throughout all markets, with the exception of Brazil which saw a minor decline in prices in MDF and PBO. Higher local competition within this market added pressure to prices in this country. The depreciation of the Brazilian real against the U.S. dollar also gave way to lower returns in U.S. dollar terms for exports. Our melamine products, however, were well positioned and continued to reap the benefits. In North America, MDF had a positively sloped demand throughout the quarter, and imports from our production facilities in Brazil, Argentina and Chile increased in order to meet this higher demand. Particleboard sales did not fare as well, but maintained somewhat similar levels in terms of price and volume compared to last quarter. Sales in Mexico prospered and prices remained stable this quarter despite new MDF mills starting up locally. Products that differentiate us from our competitors, such as our melamine products, helped maintain sales volume. In Argentina, there was an upsurge in sales volume, despite exports being difficult to concrete. MDF moldings have also regained strength across markets.

Furthermore, sawn timber markets continued to recover. Asia and Oceania, one of our stronger markets within sawn timber sales showed a healthy demand, with China and Korea showing stable prices and sales volume. In the United States and Canada, Arauco was able to regain market position in Araucoply, as there was a stronger demand for these products throughout the region. This effect was slightly offset by higher sales volume from Latin American countries. Price hikes in pine moldings, though modest, have yet to affect our

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

bottom line. Middle Eastern markets continue to show favorable results, expanding Arauco´s client base in India and consolidating price increases. Other markets, such as Latin America and the Caribbean and Europe, have shown stability, with plywood picking up strength in the latter.

5. ANALYSIS OF CASH FLOW

The main components of net cash flow in each period are as follows:

	09-30-2016 ThU.S.$	09-30-2015 ThU.S.$
Positive (negative) Cash flow

Cash flow from operating activities	597,374	688,005
Cash flow from (used in) financing activities:
Loan and bond payments	(47,349)	(613,510)
Dividend payments	(100,557)	(99,064)

Others	(246)	(929)

Cash flow from (used in) investment activities:
Loans to related companies	0	(23,628)
Incorporation and sale of property, plant and equipment	(233,617)	(255,436)
Incorporation and sale of biological assets	(101,741)	(123,170)
Purchase of participation in joint ventures	(153,135)
Sale of participation in associates	6,781
Dividends received	4,772	5,095
Others	(5,464)	567

Positive Net cash flow (negative)	(33,182)	(422,070)

The financing cash flow had a negative balance of U.S.$148 million in the current period compared to a negative balance of U.S.$713 million in the same period of 2015. Such decrease was mainly due to an increase in bank loans received and a decrease in loan payments.

In relation to the flow of investment at the end of the current period, there was a negative balance of U.S.$482 million compared to a negative balance of U.S.$397 million in the same period of 2015. Such increase was mainly due to greater disbursements for the purchase of the interest in the joint venture SONAE ARAUCO, partially offset by lower payments for the acquisition of properties, plant and equipment and biological assets.

6. MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of September 30, 2016, a ratio of fixed rate debt to total consolidated debt of approximately 86.8%, which it believes is consistent with industry standards. The Company does not participate in futures trading as to maintain one of the lowest cost structures in the industry, the risks for price fluctuations are bounded.

The Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both the accounts receivable and most financial liabilities are denominated in U.S. dollars or are covered by an exchange rate swap, as well as most of their revenues. As a result, exposure to changes in the exchange rate has decreased significantly.

In the report to the Consolidated Financial Statements as of September 30, 2016, a detailed analysis of the risks associated with the business of Arauco is available (See Note 23).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	09-30-2016 (Unaudited) ThU.S.$	12-31-2015 ThU.S.$

Assets
Current Assets
Cash and cash equivalents	5	459,668	500,025
Other current financial assets	23	9,599	32,195
Other current non-financial assets	25	177,645	133,956
Trade and other current receivables	23	642,452	733,322
Accounts receivable from related companies	13	3,678	3,124
Current Inventories	4	909,607	909,988
Current biological assets	20	297,496	306,529
Current tax assets		92,338	64,079
Total Current Assets other than assets or disposal groups classified as held for sale		2,592,483	2,683,218
Non-Current Assets or disposal groups classified as held for sale	22	3,116	3,194

Total Current Assets		2,595,599	2,686,412
Non-Current Assets
Other non-current financial assets	23	5,347	595
Other non-current non-financial assets	25	129,900	125,516
Trade and other non-current receivables	23	15,547	15,270
Investments accounted for using equity method	15-16	438,494	264,812
Intangible assets other than goodwill	19	81,611	88,112
Goodwill	17	75,071	69,475
Property, plant and equipment	7	6,914,297	6,896,396
Non-current biological assets	20	3,588,474	3,520,068
Deferred tax assets	6	3,913	3,735
Total non-Current Assets		11,252,654	10,983,979
Total Assets		13,848,253	13,670,391

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (continued)

	Note	09-30-2016 (Unaudited) ThU.S.$	12-31-2015 ThU.S.$

Equity and liabilities
Liabilities
Current Liabilities
Other current financial liabilities	23	717,874	296,038
Trade and other current payables	23	558,007	583,018
Accounts payable to related companies	13	7,321	7,141
Other current provisions	18	628	858
Current tax liabilities		8,887	10,976
Current provisions for employee benefits	10	5,185	4,497
Other current non-financial liabilities	25	91,326	131,723

Total current liabilities other than assets included in disposal groups classified as held for sale		1,389,228	1,034,251

Total Current Liabilities		1,389,228	1,034,251
Non-Current Liabilities
Other non-current financial liabilities	23	3,731,504	4,236,965
Other non-current provisions	18	38,686	34,541
Deferred tax liabilities	6	1,637,491	1,619,012
Non-current provisions for employee benefits	10	59,788	51,936
Other non-current non-financial liabilities	25	60,115	47,241
Total non - current liabilities		5,527,584	5,989,695
Total liabilities		6,916,812	7,023,946
Equity
Issued capital		353,618	353,618
Retained earnings		7,285,529	7,204,452
Other reserves		(752,200)	(949,360)
Equity attributable to parent company		6,886,947	6,608,710
Non-controlling interests		44,494	37,735
Total equity		6,931,441	6,646,445

Total equity and liabilities		13,848,253	13,670,391

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

	Note	January-September		July-September
		(Unaudited)
		2016	2015	2016	2015
		ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Income Statement

Revenue	9	3,540,781	3,939,951	1,187,470	1,285,891
Cost of sales	3	(2,586,321)	(2,673,794)	(885,155)	(896,547)
Gross profit		954,460	1,266,157	302,315	389,344
Other income	3	189,635	182,500	69,869	72,344
Distribution costs	3	(353,576)	(404,278)	(123,755)	(140,952)
Administrative expenses	3	(386,669)	(404,632)	(134,853)	(122,266)
Other expense	3	(43,878)	(72,318)	(10,467)	(18,007)
Profit (loss) from operating activities		359,972	567,429	103,109	180,463
Finance income	3	25,759	35,069	7,862	15,792
Finance costs	3	(200,455)	(193,788)	(64,685)	(62,636)

Share of profit (loss) of associates and joint ventures accounted for using equity method	15	14,003	1,255	3,972	2,241
Exchange rate differences		(74)	(27,823)	(992)	(22,563)
Income before income tax		199,205	382,142	49,266	113,297
Income Tax	6	(57,394)	(103,558)	(17,842)	(26,319)
Net Income		141,811	278,584	31,424	86,978

Net income attributable to

Net income attributable to parent company		140,222	276,107	31,138	86,204

Income attributable to non-controlling interests		1,589	2,477	286	774
Profit (loss)		141,811	278,584	31,424	86,978

Basic earnings per share

Basic earnings per share from continuing operations		0.0012392	0.0024400	0.0002752	0.0007618

Basic earnings per share		0.0012392	0.0024400	0.0002752	0.0007618

Earnings per diluted shares

Earnings per diluted share from continuing operations		0.0012392	0.0024400	0.0002752	0.0007618

Earnings per diluted share		0.0012392	0.0024400	0.0002752	0.0007618

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		January-September		July-September
		(Unaudited)
	Note	2016 ThU.S.$	2015 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Profit (loss)		141,811	278,584	31,424	86,978
Components of other comprehensive income that will not be reclassified to profit or loss before tax:
Other comprehensive income before tax actuarial gains losses on defined Benefit plans		(4,497)	868	(1,582)	(537)
Share of other comprehensive income of associates and joint ventures accounted for using equity method that will not be reclassified to profit or loss before tax		299	(1,246)	555	(4,113)
Other Comprehensive Income that will not be reclassified to profit or loss before tax		(4,198)	(378)	(1,027)	(4,650)
Components of other comprehensive income that will be reclassified to profit or loss before tax:
Exchange differences on translation
Gains (losses) on exchange differences on translation, before tax	11	179,690	(392,119)	(11,863)	(225,907)
Other Comprehensive Income before tax exchange differences on translation		179,690	(392,119)	(11,863)	(225,907)
Cash flow hedges
Gains (losses) on cash flow hedges, before tax		44,277	1,059	33,035	(17,101)
Reclassification adjustments on cash flow hedges before tax		(10,658)	(9,845)	(2,539)	(2,741)
Other Comprehensive Income before tax Cash flow hedges		33,619	(8,786)	30,496	(19,842)
Other Comprehensive income that will be reclassified to profit or loss before tax		213,309	(400,905)	18,633	(245,749)
Income tax relating to components of other comprehensive Income that will not be reclassified to profit or loss before tax
Income tax relating to defined benefit plans of other comprehensive income		1,212	(216)	424	187
Income tax relating to components of other comprehensive Income that will be reclassified to profit or loss before tax
Income tax relating to cash flow hedges of other comprehensive income	6	(8,171)	1,732	(7,129)	3,824
Income tax relating to components of other comprehensive income that will be reclassified to profit or loss abstract		(8,171)	1,732	(7,129)	3,824
Other comprehensive income		202,152	(399,767)	10,901	(246,388)
Comprehensive income		343,963	(121,183)	42,325	(159,410)

Comprehensive Income attributable to
Comprehensive income, attributable to owners of parent company		337,382	(112,453)	42,219	(153,703)
Comprehensive income, attributable to non-controlling interests		6,581	(8,730)	106	(5,707)
Total comprehensive income		343,963	(121,183)	42,325	(159,410)

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

09-30-2016 Unaudited	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2016	353,618	(872,770)	(55,396)	(16,668)	(4,526)	(949,360)	7,204,452	6,608,710	37,735	6,646,445
Changes in Equity:
Comprehensive income
Net income							140,222	140,222	1,589	141,811
Other comprehensive income, net of tax		174,703	25,448	(3,290)	299	197,160		197,160	4,992	202,152
Comprehensive income	0	174,703	25,448	(3,290)	299	197,160	140,222	337,382	6,581	343,963
Dividends							(59,145)	(59,145)	266	(58,879)
Increase (decrease) through for transfers and other changes equity							0	0	(88)	(88)
Changes in equity	0	174,703	25,448	(3,290)	299	197,160	81,077	278,237	6,759	284,996
Closing balance at 09/30/2016	353,618	(698,067)	(29,948)	(19,958)	(4,227)	(752,200)	7,285,529	6,886,947	44,494	6,931,441

09-30-2015 Unaudited	Issue Capital ThU.S.$	Reserve of exchange differences on translation ThU.S.$	Reserve of cash flow hedges ThU.S.$	Reserve of actuarial gains or losses on defined benefit plans ThU.S.$	Several Other Reserves ThU.S.$	Other Reserves ThU.S.$	Retained Earnings ThU.S.$	Equity attributable to owners of parent T.hU.S.$	Non - controlling interests ThU.S.$	Total Equity ThU.S.$
Opening balance at 01/01/2015	353,618	(498,495)	(53,022)	(15,790)	(3,745)	(571,052)	6,984,564	6,767,130	47,606	6,814,736
Changes in Equity:
Comprehensive income
Net income							276,107	276,107	2,477	278,584
Other comprehensive income, net of tax		(380,917)	(7,054)	657	(1,246)	(388,560)		(388,560)	(11,207)	(399,767)
Comprehensive income	0	(380,917)	(7,054)	657	(1,246)	(388,560)	276,107	(112,453)	(8,730)	(121,183)
Dividends							(116,213)	(116,213)	(690)	(116,903)
Increase (decrease) for transfer and other changes							0	0	(806)	(806)
Changes in equity	0	(380,917)	(7,054)	657	(1,246)	(388,560)	159,894	(228,666)	(10,226)	(238,892)
Closing balance at 09/30/2015	353,618	(879,412)	(60,076)	(15,133)	(4,991)	(959,612)	7,144,458	6,538,464	37,380	6,575,844

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

	09-30-2016	09-30-2015
	ThU.S.$	ThU.S.$
STATEMENTS OF CASH FLOWS

Cash Flows from (used in) Operating Activities

Classes of cash receipts from operating activities

Receipts from sales of goods and rendering of services	3,880,924	4,370,918

Other cash receipts from operating activities	371,835	254,629
Classes of cash payments
Payments to suppliers for goods and services	(2,866,583)	(3,178,939)
Payments to and on behalf of employees	(386,161)	(385,209)
Other cash payments from operating activities	(168,339)	(131,540)
Interest paid	(178,700)	(195,176)
Interest received	19,056	11,981
Income taxes refund (paid)	(71,109)	(63,985)
Other (outflows) inflows of cash, net	(3,549)	5,326
Net Cash flows from Operating Activities	597,374	688,005

Cash flows (used in) investing activities

Other cash receipts from sales of equity or debt instruments of other entities	6,781	—
Other cash payments to acquire interests in joint ventures	(153,135)	—
Loans to related parties	—	(23,628)
Proceeds from sale of property, plant and equipment	9,413	3,472
Purchase of property, plant and equipment	(243,030)	(258,908)
Proceeds from sales of intangible assets	—	99
Purchase of intangible assets	(1,858)	(2,901)
Proceeds from other long-term assets	1,572	295
Purchase of other non-current assets	(103,313)	(123,465)
Dividends received	4,772	5,095
Other outflows of cash, net	(3,606)	3,369
Cash flows used in Investing Activities	(482,404)	(396,572)

Cash flows from (used in) Financing Activities

Total loans obtained	542,461	248,953
Loans obtained in long term	297	583
Proceeds from short-term borrowings	542,164	248,370
Repayments of borrowings	(589,810)	(862,463)
Dividends paid by subsidiaries or special purpose companies	(100,557)	(99,064)
Other inflows of cash, net	(246)	(929)
Cash flows from (used in) Financing Activities	(148,152)	(713,503)

Net increase (decrease) in Cash and Cash Equivalents before effect of exchange rate changes	(33,182)	(422,070)
Effect of exchange rate changes on cash and cash equivalents	(7,175)	(20,206)

Net increase (decrease) of Cash and Cash equivalents	(40,357)	(442,276)
Cash and cash equivalents, at the beginning of the period	500,025	971,152
Cash and cash equivalents, at the end of the period	459,668	528,876

The accompanying notes are an integral part of these interim consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2016 AND 2015 AND DECEMBER 31, 2015

NOTE 1. PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

Entity Information

Celulosa Arauco y Constitución S.A. and subsidiaries, (hereafter “Arauco” or the “Company”), tax identification number 93,458,000-1, is a closely held corporation, that was registered in the Securities Registry (the “Registry”) of the Superintendency of Securities and Insurance (the “SVS”) as No. 042 on June 14, 1982. Additionally, the Company is registered as a non-accelerated filer with the Securities and Exchange Commission (SEC) of the United States of America.

Forestal Cholguán S.A., subsidiary of Arauco, is also registered in the Securities Registry as No. 030.

The Company’s head office address is El Golf Avenue 150, 14th floor, Las Condes, Santiago, Chile.

Arauco is principally engaged in the production and sale of forestry and timber products. Its main operations are focused on the following business areas: Pulp, Plywood and Fiberboard Panels, Sawn Timber and Forestry.

Arauco is controlled by Empresas Copec S.A., which owns 99.9780% of Arauco, and is registered in the Securities Registry as No. 0028. Each of the above mentioned companies is subject to the oversight of the SVS.

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through the entity Inversiones Angelini y Cia. Ltda., which owns 63.4015% of the shares of AntarChile S.A., the controlling shareholder of our parent company Empresas Copec S.A.

Arauco’s Interim Consolidated Financial Statements were prepared on a going concern basis.

Presentation of Interim Consolidated Financial Statements

The Financial Statements presented by Arauco as of September 30, 2016 are:

•	Interim Consolidated Statements of Financial Position as of September 30, 2016 and December 31, 2015.

•	Interim Consolidated Statements of Comprehensive Income by function for the periods between January 1 and September 30, 2016 and 2015

•	Interim Statements of Other Consolidated Comprehensive Income for the periods between January 1 and September 30, 2016 and 2015

•	Interim Consolidated Statements of Changes in Equity for the periods between January 1 and September 30, 2016 and 2015.

•	Interim Consolidated Statements of Cash Flows – Direct Method for the periods between January 1 and September 30, 2016 and 2015.

•	Explanatory disclosures (notes)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Period Covered by the Interim Consolidated Financial Statements

Period between January 1 and September 30, 2016.

Date of Approval of Interim Consolidated Financial Statements

These interim consolidated financial statements were approved by the Board of Directors of the Company (the “Board”) at the Extraordinary Session N° 558 held on November 11, 2016 for the period between January 1 and September 30, 2016.

Abbreviations used in this report:

IFRS - International Financial Reporting Standards

IASB - International Accounting Standards Board

IAS - International Accounting Standards

IFRIC - International Financial Reporting Standards Interpretations Committee

MU.S.$ - Millions of U.S. dollars

ThU.S.$ - Thousands of U.S. dollars

U.F. – Inflation index-linked units of account

EBITDA – Earnings Before Interest, Taxes, Depreciation, and Amortization

ICMS – Tax movement of inventories and services (Brazil)

Functional and Presentation Currency

Arauco and most of its subsidiaries determined the United States (“U.S.”) Dollar as its functional currency since the majority of its revenues from sales of its products are derived from exports denominated in U.S. Dollars, while their costs of sales are to a large extent related or indexed to the U.S. Dollar.

For the pulp operating segment, most of the sales are exports denominated in U.S. Dollars and costs are mainly related to plantation costs which are settled in U.S. Dollars.

For the sawn timber, panel and forestry operating segments, although total sales include a mix of domestic and exports sales, prices of the products are established in U.S. Dollars, which is also the case for the cost structure of the related raw materials.

In relation to the cost of sales, although labor and services costs are generally billed and paid in local currency, these costs are not as significant as the costs of raw materials, which are driven mainly by global markets and therefore, influenced mostly by the U.S. Dollar.

The presentation currency of the consolidated financial statements is the U.S. Dollar. Figures on these interim consolidated financial statements are presented in thousands of U.S. Dollar (ThU.S.$).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Summary of significant accounting policies

a)	Basis for preparation of interim consolidated financial statements

These interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”) and represent the full adoption, explicitly and unreserved of the mentioned international standards.

Retroactive application of IFRS

On October 17, 2014, the SVS issued Circular Letter No. 856, instructing auditees to register in fiscal year 2014 against equity the differences in assets and liabilities as a result of deferred taxes arising from the direct effect of the increase in the first category tax rates introduced by Law No. 20,780. Such accounting treatment differs from IAS 12 and, therefore, represented a change to the framework for the preparation and presentation of financial information adopted up to that date.

Considering what was explained in the preceding paragraph represented a specific and temporary deviation from IFRS, as from 2016 and according to paragraph 4A of IFRS 1, Arauco has decided to apply retroactively such rules (in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors”), as if it had never stopped applying them.

Given that what was indicated in the preceding paragraph does not alter any of the accounts shown in the financial statements as of September 30, 2016 and 2015, nor the financial statements as of December 31, 2015 and 2014, in accordance with paragraph 40A of IAS 1 “Presentation of Financial Statements”, it is not necessary to present financial statements as of January 1, 2015 (third column).

The interim consolidated financial statements have been prepared on the historical cost basis, except for biological assets and certain derivative financial instruments which are measured at revalued amounts or fair value at the end of each period as explained in the following significant accounting policies.

b)	Critical accounting estimates and judgments

The preparation of these interim consolidated financial statements, in accordance with Superintendency of Securities and Insurance (SVS), requires management to make estimates and assumptions that affect the carrying amounts reported. These estimates are based on historical experience and various other assumptions that are considered to be reasonable. Actual results may differ from these estimates. Management believes that the accounting policies below are the critical judgments that have the most significant effect on the amounts recognized in the consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

-Biological Assets

The recovery of forest plantations is based on discounted cash flow models which means that the fair value of biological assets is calculated using cash flows from continuing operations on a discounted basis, based on our sustainable forest management plans and the estimated growth of forests.

These discounted cash flows require estimates in growth, harvest, sales prices and costs; therefore it is important that management make appropriate estimates of future levels and trends for sales and costs, as well as conduct regular surveys of the forests to establish the volumes of wood available for harvesting and their current growth rates. The main considerations used to measure forest plantations are presented in Note 20, including a sensitivity analysis.

-Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of the Group’s holding in the identifiable net assets of the acquired subsidiary at the date of acquisition. Said fair value is determined whether based on assessments and/or the discounted future flow method using hypotheses in their determination, such as sales prices and industry indexes, among others. See Note 17.

-Litigation and Contingencies

Arauco and its subsidiaries are subject to certain litigation proceedings. Future impact on Arauco’s financial condition derived from such litigations is estimated by management, in collaboration with its legal advisors. Arauco applies judgment when interpreting the reports of its legal advisors who provide updated estimates of the legal contingencies at each reporting period and/or at each time a modification is determined to be necessary. For a description of current litigations see Note 18.

c)	Consolidation

The interim consolidated financial statements include all entities over which Arauco has the power to direct the relevant financial and operating activities. Subsidiaries (including special purpose entities) are consolidated from the date on which control is obtained and up to the date that control ceases.

Specifically, a company controls an investee or subsidiary if, and only if, they have all of the following:

(a) power over the investee, i.e. the investor has existing rights which give it the ability to direct the relevant activities (the activities that significantly affect the investee’s returns)

(b) exposure or rights to variable returns from involvement with the investee; and

(c) the ability to use power over the investee to affect the amount of the investor’s returns.

When Arauco holds less than the majority of voting rights in a company in which it participates, it nonetheless has the power over said company - when these voting rights are enough - to grant it in practice the ability to unilaterally direct said company’s

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

relevant activities. Arauco takes into account all facts and circumstances in order to assess if the voting rights in a company in which it participates are enough for granting it the power, including:

a) the size of the investor’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

b) potential voting rights held by the investor, other vote holders or other parties;

c) rights arising from other contractual arrangements; and

d) any additional facts and circumstances that indicate the investor has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

The Company will reevaluate whether or not it holds control of a company in which participates if the facts and circumstances indicate that changes have occurred in one or more of the three elements of control mentioned above.

Consolidation of an investee shall begin from the date the investor obtains control of the investee and cease when the investor loses control of the investee. An entity includes the income and expenses of an acquired or sold subsidiary in the interim consolidated financial statements from the date it gains control until the date when the entity ceases to control the subsidiary.

The profit or loss of each component of other comprehensive income is attributed to owners of the parent company and the non-controlling interest, as appropriate. Total comprehensive income is attributed to the owners of the parent company and non-controlling interests even if the results of the non-controlling interest have a deficit balance.

If a subsidiary uses accounting policies other than those adopted in the interim consolidated financial statements for transactions and other events in similar circumstances, appropriate adjustments are made to the financial statements of subsidiaries in order to ensure compliance with Arauco’s accounting policies.

All intercompany transactions and unrealized gains and losses from subsidiaries have been fully eliminated from interim consolidated financial statements and non-controlling interest is presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

The interim consolidated financial statements at the end of this period include the assets, liabilities, income and expenses of the subsidiaries shown in Note 13.

Certain consolidated subsidiaries have Brazilian Real and Chilean Pesos as their functional currencies. For consolidation purposes, the financial statements of those subsidiaries have been prepared in accordance with IFRS and translated into the presentation currency as indicated in Note 1 (e) (ii).

A parent company will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

d)	Segments

Arauco has defined its operating segments according to its business areas, based on the products and services sold to its customers. This definition is consistent with the management, resource allocation and performance assessment made by key personnel responsible for making relevant decisions related to the Company’s operation. The Chief Operating Decision Maker (CODM) is the Chief Executive Officer who is responsible for making these decisions and it is supported by the Corporate Managing Directors of each segment.

Based on the aforementioned process, the Company has established operating segments according to the following business units:

•	Pulp

•	Timber

•	Forestry

Refer to Note 24 for detailed financial information by operating segment.

e)	Functional currency

(i)	Functional currency

All items in the financial statements of Arauco and each of its subsidiaries, associates and jointly controlled entities are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The interim consolidated financial statements are presented in U.S. dollars, which is Arauco’s functional and presentation currency.

(ii)	Translation to the presentation currency of Arauco

For the purposes of presenting interim consolidated financial statements, assets and liabilities of Arauco’s operations in a functional currency different from Arauco´s are translated into U.S. dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences are recognized in other comprehensive income and accumulated in “Other reserves” within–equity.

(iii)	Foreign Currency Transactions

Transactions in currencies other than the functional currency are recognized at the exchange rates prevailing at the dates of the transactions. Profit or loss on transactions in currencies other than the functional currency resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognized in the statement of income, except those which are recorded in other comprehensive income and accumulated in equity such as cash flows hedging derivatives.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

f)	Cash and cash equivalents

Cash and cash equivalents include cash-in-hand, deposits held on demand at banks and other short term highly liquid investments with an original maturity of three months or less and which are subject to an insignificant risk of changes in value.

g)	Financial Instruments

Financial assets

Financial assets are classified into the following specified categories: ‘loans and receivables’ and “derivative financial instruments”. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. All purchases and sales of financial assets are recognized and derecognized on the trade date, which require delivery of assets within the same time frame established by regulation or convention in the marketplace.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are classified as current assets, except for those with maturities more than 12 months after the reporting period, which are classified as non-current assets. Loans and receivables include trade and other receivables.

Loans and receivables are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition and are subsequently measured at amortized cost using the effective interest rate method, less any impairment.

Derivative financial instruments are explained in Note 1 h)

Financial liabilities

Financial liabilities (including borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that discounts estimated future cash payments (including all fees and amounts paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.

Financial obligations are classified as current liabilities, unless Arauco holds an unconditional right to defer their settlement during at least 12 months after the balance sheet’s date.

The estimate of the fair value of obligations with banks is determined using valuation techniques that include discounted cash flow analyses applying rates of similar loans. Bonds are appraised at market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

h)	Derivative financial instruments

(i) Derivative Financial Instruments - The Company enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including foreign exchange forward contracts, interest rate swaps, currency swaps and zero cost collar contracts. The company’s policy is that derivative contracts are entered into for economic hedging purposes and that there be no instruments for speculation purposes.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently re-measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss unless the derivative is designated as a hedging instrument and complies with hedge accounting requirements of IAS 39, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

(ii) Embedded derivatives - The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. Arauco has determined that no embedded derivatives currently exist.

(iii) Hedge accounting - The Company designates certain hedging instruments as either fair value hedges or cash flow hedges.

At the inception of the hedge relationship, the entity documents the relationship between the hedging instrument and the hedged item, along with its risk management objectives and its strategy for undertaking various hedge transactions. Furthermore, at the inception of the hedge and on an ongoing basis, Arauco documents whether the hedging instrument is highly effective in offsetting changes in fair values or cash flows of the hedged item attributable to the hedged risk.

-Fair Value Hedges under IAS 39- Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recognized in profit or loss immediately, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The change in the fair value of the hedging instrument and the change in the hedged item attributable to the hedged risk are recognized in profit or loss in the line item relating to the hedged item.

-Cash flow hedges under IAS 39 - The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and accumulated under the heading of cash flow hedging reserve. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss, and is included in the Finance costs line item in the consolidated statement of profit or loss. Amounts previously recognized in other comprehensive income are reclassified to profit or loss in the periods when the hedged item affects profit or loss, in the same line as the recognized hedged item.

Hedge accounting is discontinued when the Group revokes the hedging relationship, when the hedging instrument expires or is sold, terminated, or exercised, or when it no

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

longer qualifies for hedge accounting. Any gain or loss recognized in other comprehensive income and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in profit or loss. When a forecasted transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

i)	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the weighted average cost method.

The cost of finished and in process products includes the cost of raw materials, direct labor, other direct costs and manufacturing overhead expenses.

Initial costs of harvested wood are determined at fair value less cost of sale at the point of harvest.

Biological assets are transferred to inventories when forests are harvested.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When market conditions result in the production costs of a product exceeding its net realizable value, the inventories are written-down to their net realizable value. This write-down also includes obsolescence amounts resulting from slow moving inventories and technical obsolescence.

Spare parts that will be consumed in a period of less than twelve months are presented in inventories and recognized as an expense when they are consumed.

j)	Non-current assets held for sale

The Group classifies certain property, plant and equipment, intangible assets, investments in associates and disposal groups (groups of assets to be sold together with their directly associated liabilities) as non-current assets held for sale which as of the date of the statement of financial position are the subject of active sale efforts which are estimated to be highly probable. Non-current assets held for sale are presented separately from the other assets in the balance sheet.

These assets or disposal groups are measured at the lower of the carrying amount or the fair value less the costs to sell, and are no longer depreciated or amortized from the time they are classified as non-current assets held for sale.

k)	Business Combinations

Arauco applies the acquisition method to account for a business combination. This method requires the identification of the acquirer, determination of the acquisition date, recognition and measurement of the identifiable assets acquired, the liabilities assumed and any non-controlling interest in the acquiree; and recognition and measurement of goodwill or a gain from a bargain purchase. Identifiable assets acquired and liabilities assumed and any contingent liabilities in a business combination are initially measured at fair value at the acquisition date, except:

-deferred tax assets or liabilities, and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with IAS 12 Income Taxes and IAS 19 respectively;

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

-liabilities or equity instruments related to share-based payment arrangements of the acquire or share-based payment arrangements of the Group entered into to replace share-based payment arrangements of the acquire are measured in accordance with IFRS 3 at the acquisition date; and

-assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations are measured in accordance with such standard.

Acquisition-related costs are accounted for as expenses when they are incurred, except for costs to issue debt or equity securities which are recognized in accordance with IAS 32 and IAS 39.

A parent will present non-controlling interests in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent company.

Changes in the ownership interest of a parent in its subsidiary that do not result in a loss of control are treated as equity transactions. Any difference between the amount by which non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent company. No adjustment is made to the carrying amount of goodwill, neither gains nor losses are recognized in the statement of profit or loss.

Non-controlling interests that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation may initially be measured either at fair value or at the present ownership instruments’ proportionate share of non-controlling interests, in the recognized amounts of the acquiree’s identifiable net assets. The choice is made on a transaction-by-transaction basis.

Arauco measures the fair value of the acquired company in the business combination achieved in stage (“step acquisition”), recognizing the effects of remeasurement of previously held equity interest in the acquiree in the statements of income.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the combination occurs, Arauco reports preliminary amounts for the items for which the accounting is incomplete. During the measurement period (no more than one year), these preliminary amounts are retrospectively adjusted, or additional assets or liabilities are recognized to reflect new information about facts and circumstances that existed at the acquisition date, if known, would have affected the amounts recognized at that date.

Business combinations that are under common control transactions are accounted using as a reference the pooling of interest. Under this method, assets and liabilities related to the transaction carry over the previous carrying values. Any difference between assets and liabilities included in the consolidation and the consideration transferred, is accounted in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

l)	Investments in associates and joint arrangements

Associates are entities over which Arauco exercises significant influence, but not control. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

Joint arrangement is defined as an entity over which there is joint control, which exists only when the decisions about strategic of activities, both financial and operational, require the unanimous consent of the parties sharing control.

Investments in joint arrangements are classified as a joint venture or as a joint operation. A joint operation is a joint arrangement in which the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement in which the parties that have joint control of the arrangement (i.e., participants in a joint venture) have rights to the net assets of the arrangement.

Investments in associates and joint ventures are accounted for using the equity method and are initially recognized at cost. Their carrying amount is increased or decreased to recognize Arauco’s share of the profit or loss and other comprehensive income. Dividends received are recognized by deducting the amount received from the carrying amount of the investment. Arauco’s investment in associates includes goodwill (both net of any accumulated impairment loss).

The investments in joint operations are recognized through consolidation of assets, liabilities and results of operations in relation to Arauco’s ownership percentage.

If the cost of acquisition is lower than the fair value of the net assets of the associate acquired, the difference is recognized directly in the income statement and presented in the line Other Income (Loss).

Investments in associates and joint ventures are presented in the consolidated statement of financial position in the line item “Investments accounted for using equity method”.

Only if the investor has incurred legal or constructive obligations or made payments on behalf of the associate or joint venture, it must recognize a liability, showing a zero investment until such time as it generates profits that reverse the generated negative equity previously generated as a result of accrued losses. Otherwise, a liability is not recognized but a zero investment is indicated regardless.

m)	Intangible assets other than goodwill

After initial recognition, intangible assets with finite useful lives are carried at cost less any accumulated amortization and impairment losses.

Amortization of an intangible asset with a finite useful life is allocated over the asset’s useful life. Amortization begins when the asset is available for use, i.e., when it is in the location and condition necessary for it to be capable of operating in the manner intended by management.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

(i)	Computer Software

Computer software licenses are capitalized in terms of the costs incurred to acquire and make them compatible with existing software. These costs are amortized over the estimated useful lives of the software.

(ii)	Water Rights, Easements and Other Rights

This item includes water rights, easements and other acquired rights recognized at historical cost which have indefinite useful lives as there is no foreseeable limit to the period over which these assets are expected to generate future cash flows. These rights are not amortized, but are tested for impairment at least annually, or when there is any indication that the assets might be impaired.

(iii)	Customers and trade relations with customers

Correspond to the valuation over the time of the established relationship with customers, from the sale of products and services through its sales team. These relations will materialize in sales orders, which generate revenue and cost of sales. The useful life has been determined to be 15 years.

n)	Goodwill

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree (if any) over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. If the total of consideration transferred, non-controlling interest recognized and previously held interest measured is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the statement of income.

Goodwill is not amortized but tested for impairment on annual basis.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For purposes of impairment testing, goodwill in a business combination is allocated as of the acquisition date to the cash generating unit or a group of cash generating units expected to benefit from the synergies of the combination irrespective of whether other assets or liabilities of the acquiree are allocated to those units or group of units.

The goodwill generated on acquisitions of foreign companies, is expressed in the functional currency of such foreign company.

Goodwill recognized for the acquisition of the subsidiary Arauco do Brasil S.A. whose functional currency is the Brazilian Real, is translated into U.S. Dollars at the closing exchange rate. At the date of these interim consolidated financial statements, the change in the carrying amount of goodwill in Brazil is only related to the net exchange rate differences on translation.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

o)	Property, Plant and Equipment

Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment. The cost includes expenditures that are directly attributable to the acquisition of the assets.

Subsequent costs, such as improvements and replacement of components, are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Arauco and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized from property, plant and equipment. All other repairs and maintenance costs are expensed in the period in which they are incurred.

Arauco capitalizes borrowing costs that are directly attributable to the acquisition, construction or production of qualifying assets as part of the cost of those assets, until the assets are ready for their intended use (See Note 12).

Depreciation is calculated by components using the straight-line method.

The useful lives of the items of property, plant and equipment is estimated according to the expected use of the assets.

The residual values and useful lives of assets are reviewed and adjusted, if appropriate, annually.

p)	Leases

Arauco applies IFRIC 4 to assess whether an arrangement is, or contains, a lease. Leases of assets in which Arauco substantially holds all the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

Finance leases are initially recognized at the lower of the fair value at the inception of the lease of the leased property and the present value of the minimum lease payments.

When assets are leased under a finance lease, the present value of lease payments are recognized as financial account receivables. Finance income, which is the difference between the gross receivable and the present value of such amount, is recognized as the interest rate of return.

Leases in which substantially all risks and rewards are not transferred to the lessee are classified as operating leases. Payments under operating leases (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term.

Arauco evaluates the economic nature of the contracts that grant the right to use certain assets, for the purposes of determining the existence of implied leases. In these cases, the Company separates - at the beginning of the contract, and based on relative reasonable values - payments and considerations associated with the lease, from the rest of the elements incorporated to the contract.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

q)	Biological Assets

IAS 41 requires that biological assets, such as standing trees, are measured at fair value less cost to sell in the statement of financial position. Forestry plantations are accounted for at fair value less costs to sell, based on the presumption that fair values of these assets can be measured reliably.

The measurement of forestry plantations is based on discounted cash flow models whereby the fair value of the biological assets is determined using estimated future cash flows from continuing operations calculated using our sustainable forest management plans and including the estimated growth of the forests. This valuation is performed on the basis of each identifiable farm block and for each type of tree.

The measurement of new forestry plantations made during the current year is made at cost, which corresponds to the fair value at that date. After twelve months, the valuation methodology used is that explained in the preceding paragraph.

Biological assets shown as current assets correspond to those forestry plantations that will be harvested in the short term.

Biological growth and changes in fair value of forestry plantations are recognized in the line item “Other income” in the consolidated statement of profit or loss.

r)	Income tax expense and deferred income tax assets and liabilities.

The tax liabilities are recognized in the consolidated financial statements based on the determination of taxable income for the year and calculated using the tax rates in force in the countries where Arauco operates.

Deferred income tax is recognized using liability method, on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated annual accounts. Deferred income tax is determined using tax rates contained in laws adopted as of the date of the financial statements and that are expected to be applicable when the related deferred tax asset is realized or the deferred income tax liability is settled.

Deferred income taxes are registered according to rules established in IAS12 “Income Taxes”.

The goodwill arising on business combinations does not give rise to deferred tax.

The deferred tax assets and tax credits are generally recognized for all deductible temporary differences to the extent that it is probable that future taxable profit will be available against which those deductible temporary differences can be utilized.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

s)	Provisions

Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of past events; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period.

t)	Revenue recognition

Revenues are recognized when Arauco has transferred the risks and rewards of ownership to the buyer and Arauco has no right to dispose of the assets, nor effective control of such good.

(i)	Revenue recognition from the Sale of Goods

Revenue from the sale of goods is recognized when Arauco has transferred to the buyer the significant risks and rewards of ownership of the goods, when the amount of revenue can be reliably measured, when Arauco does not retain any managerial involvement over the goods sold and when it is probable that the economic benefits associated with the transaction will flow to Arauco and the costs incurred in respect of the transaction can be measured reliably.

Sales are recognized in terms of the price agreed to in the sales contract, less any volume discounts and estimated product returns at the date of the sale. Volume discounts are evaluated in terms of estimated annual purchases. There is no significant financing component given that receivables from sales are collected within a short period, which is in line with market practices.

The structure for recognizing revenue from export sales is based on the 2010 Incoterms, which are the official rules for the interpretation of commercial terms issued by the International Chamber of Commerce.

The main Incoterms used by Arauco are the following:

“CFR (Cost and freight)”, where the company bears all costs including main transportation, until the products arrives at its port of destination. The risk is transferred to the purchaser once the products have been loaded onto the vessel, in the country of origin.

“CIF (Cost Insurance & Freight)”, where the Company organizes and pays for external freight services and some other expenses. Arauco is no longer responsible for the products once they have been delivered to the ocean carrier company. The point of sale is the delivery of the products to the carrier chartered by the seller.

(ii)	Revenue recognition from Rendering of Services

When the outcome of a transaction involving the rendering of services can be reliably estimated, revenue is recognized by reference to the stage of completion of the transaction at the date of the reporting period, and when it is probable that the economic benefits associated with the transaction will flow to the Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Arauco mainly provides power supply services which are transacted principally in the spot market of the Sistema Interconectado Central (“Central Interconnected System”). According to current regulations, the prices on that market called “Marginal Costs” are calculated by the Centro de Despacho Económico de Carga del Sistema Interconectado Central (CDEC–SIC) (“Economic Load Dispatch Center of the Central Interconnected System”) and are generally recognized in the period in which the services are rendered.

Electrical power is generated as a by-product of the pulp and wood process and is a complementary business to it, which is initially supplied to the group’s subsidiaries and any surplus is sold to the CDEC-SIC.

Arauco provides other non-core services such as port services and pest control whose revenues are derived from fixed price service contracts, generally recognized during the period of the service contract on a straight-line basis over the term of the contract.

Revenues from operating segments mentioned in Note 24 are measured in accordance with the policies indicated in the preceding paragraphs.

Revenues from inter-segment sales (which are made at market prices) are eliminated in the interim consolidated financial statements.

u)	Minimum dividend

Article No. 79 of the Chilean Corporations Law states that, unless otherwise unanimously agreed by the shareholders, corporations must distribute annually at least 30% of net income for the current year as cash dividend to shareholders determined in proportion to their shares or in the proportion established in the by-laws for preferred shares, if any, except where necessary to absorb accumulated losses from prior years.

The General Shareholders’ Meeting of Arauco agreed to distribute annual dividends at 40% of net distributable income, including an interim dividend to be distributed at year end. Dividends payable are recognized as a liability in the financial statements in the period when they are declared and approved by the Arauco’s shareholders or when arises the corresponding present obligation based on existing legislation or distribution policies established by the Shareholders’ Meeting.

The dividends payable provision is registered for 40% of the liquid distributable profit and against a lower equity, based on the yearly resolution of the Shareholders’ Meeting.

Dividends payable are presented in the line item “Other current non-financial liabilities” in the consolidated statement of financial position.

v)	Earning per share

Basic earnings per share are calculated by dividing the net profit for the period attributable to the parent company by the weighted average number of ordinary shares outstanding during the period, excluding the average number of shares in the Company held by a subsidiary, if such circumstance exists. Arauco has not performed any type of transaction with a potential dilutive effect that would cause diluted earnings per share to be different from basic earnings per share.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

w)	Impairment

Non-financial Assets

The recoverable amount of property, plant and equipment and other assets with finite useful lives are measured whenever there are any circumstances indicating that the assets have to recognize an impairment loss. Among the circumstances to consider as evidence of impairment are significant declines in the assets’ market value, significant adverse changes in the technological environment, obsolescence or physical damages of assets and changes in the manner in which the asset is used or expected to be used). Arauco evaluates at the end of each reporting period whether there is any evidence of the indications above mentioned.

A previously recognized impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount, however the reversal is limited to the amount recognized in previous years.

For the purposes of assessing impairment losses, assets are grouped at the lowest level for which there is identifiable cash flows separately for each cash-generating unit. Non-financial assets, other than goodwill, which had recognized an impairment loss, are reviewed at the end of each reporting period whether there are any circumstances indicating that an impairment loss previously recognized may no longer exists or has decreased.

“Cash-generating units” are the smallest identifiable groups of those cash inflows that are largely independent of the cash inflow from other assets or groups of assets.

Goodwill

Goodwill and intangible assets with indefinite useful life are tested annually for impairment or whenever circumstances indicate it. The recoverable amount of an intangible asset is the higher of its fair value less costs to sell and its value in use. An impairment loss is recognized whenever the carrying amount exceeds the recoverable amount.

A cash-generating unit, for which goodwill has been allocated, is tested for impairment annually or more frequently when there are circumstances indicating that the unit may be impaired. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to other assets pro rata based on the carrying amount of each asset in the unit. Any impairment loss of goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill is allocated to cash-generating units for impairment testing purposes. The allocation is made between cash-generating units or groups of cash generating units expected to benefit from the synergies of the combination.

Financial Assets

At the end of each reporting period, an assessment is performed in order to identify whether there is any objective evidence that a financial asset or a group of financial assets may have been impaired. Financial assets are impaired only when there is objective evidence that, as a result of one or more loss events that occurred after the initial recognition of a financial asset, the estimated future cash flows of the financial asset have been affected. Impairment losses are recognized in the consolidated statement of profit or loss.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

An allowance for doubtful accounts is established based on an analysis of the maturity of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed, for example, when there is objective evidence of default or delinquency in payments under the original sale terms and when the customer enters into bankruptcy or financial reorganization, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

The allowance for doubtful accounts is measured as the difference between the carrying amount of receivables and the present value of estimated future cash flows. The carrying amount of the receivable is reduced through the use of the allowance. If the impairment loss decreases in later periods, it is reversed either directly or by adjusting the provision for doubtful accounts, with effect in profit or loss.

x) Employee Benefits

Arauco constitutes labor obligations for severance payable in all circumstances for certain of its employees with at least 5 years of work in the Company, based on the terms of the staff’s collective and individual bargaining agreements.

The related provision is an estimate of the years of service to be recognized as a future labor obligation liability, in accordance with contracts between Arauco and its employees and pursuant to actuarial valuation criteria for this type of liability. This post-employment benefit is considered a defined benefit plan.

The main factors considered for calculating the actuarial value of severance obligation for years of service are employee turnover, salary increases and life expectancy of the workers included in this benefit.

Actuarial gains and losses are recognized in other comprehensive income in the year they are incurred.

These obligations are related to post-employee benefits in accordance with current standards.

y) Employee Vacations

Arauco recognizes the expense for employee vacation according to labor legislation in each country on an accrual basis.

This obligation is presented in the line item “Trade and Other current payables” and “Trade and Other non-current payables” depending on their respective maturities in the consolidated statement of financial position.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

z) Recent accounting pronouncements

a)	Standards, interpretations and amendments that are mandatory for the first time for annual periods beginning on January 1, 2016:

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after
IFRS 11-Amendments	Establishes how to account for the acquisition of an interest in a joint venture operation that qualifies as a business.	January 1, 2016

IAS 16 and IAS 38 – Amendments	This amendment clarifies that the use of revenue-based methods to calculate the depreciation of an asset is not appropiate. It also clarifies that revenue is generally presumed to be an inappropiate basis for measuring the consumption of the economic benefits embodied in an intangible asset.	January 1, 2016

IAS 16 and IAS 41 – Amendments	These amendments change the reporting for bearer plants, which should be accounted for in the same way as property, plant and equipment. The amendments include them in the scope of IAS 16 rather than IAS 41.	January 1, 2016

IAS 27-Amendments	Allows entities to use the equity method to account for investments in subsidiaries, join ventures and associates in their separate financial statements.	January 1, 2016

IFRS 10, and IAS 28- Amendments	These amendmets address an inconsistency between IFRS 10 and IAS 28 regarding the contribution of assets between an investor and its associate or join venture. The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports	January 1, 2016

IAS 1-Amendments	The amendments aim at clarifying IAS 1 to address perceived impediments to preparers exercising their judgement in presenting their financial reports.	January 1, 2016

IFRS 10, and IAS 28- Amendments	Amendments address issues that have arisen in the context of applying the consolidation exception for investment entities.	January 1, 2016

Annual Improvements 2012-2014 Cycle	IFRS 5, IFRS 7, IAS 19, IAS 34.	January 1, 2016

The adoption of the standards, amendments and interpretations described above will not have a significant impact on the Interim Consolidated Financial Statements of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

b)	Standards, interpretations and amendments, the application of which is not yet mandatory, which have not been adopted in advance:

Standards and interpretations	Contents	Mandatory application for annual periods beginning on or after
IFRS 9

Financial Instruments

The complete version of IFRS 9 replaces most of the guidance in IAS 39. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39.

January 1, 2018

IFRS 15	This standard defines a new model to recognized revenue from contracts with costumers.	January 1, 2018

IFRS 16

Leases

Specifies guidelines to recognise, measure, present and disclose leases. The standard provides a single lessee accounting model, requiring lessees to recognise assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value.

January 1, 2019

Amendments and improvements	Contents	Mandatory application for annual periods beginning on or after
IAS 7	Statement of Cash Flows Introduces additional disclosure that enable users of financial statements to evaluate changes in liabilities arising from financial activities.	January 1, 2017

IAS 12	Income taxes	January 1, 2017
Clarifies the accounting for deferred tax assets relating to debt instruments measured at fair value.

IFRS 2	Share-based payment	January 1, 2018
Clarifies the measurement of cash settled share-based payment transactions and the accounting for amendments that change such payments to equity instruments.

Arauco estimates that the adoption of standards, amendments and interpretations described above will not have a significant impact on the Interim Consolidated Financial Statements during the period of their initial application.

NOTE 2. CHANGES IN POLICIES AND ACCOUNTING ESTIMATES

There have been no changes in the treatment of estimates, amendments and accounting policies with respect to same period of last year.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 3. DISCLOSURE OF OTHER INFORMATION

a)	Disclosure of Information on Issued Capital

At the date of these interim consolidated financial statements the share capital of Arauco is ThU.S.$353,618.

100% of Capital corresponds to ordinary shares

	09-30-2016	12-31-2015
Description of Ordinary Capital Share Types	100% of Capital corresponds to ordinary shares
Number of Authorized Shares by Type of Capital in Ordinary Shares	113,159,655
Nominal Value of Shares by Type of Capital in Ordinary Shares	ThU.S.$0.0031210 per share
Amount of Capital in Shares by Type of Ordinary Shares that Constitute Capital	ThU.S.$353,618

	09-30-2016	12-31-2015
Number of Shares Issued and Fully Paid by Type of Capital in Ordinary Shares	113,159,655

b)	Dividends paid

The interim dividend paid in December 2015 was equivalent to 15% of the distributable net income calculated as of the end of September 2015 and was considered as a decrease in the statement of changes in equity.

The final dividend paid each year corresponds to the difference between the 40% of the prior year distributable net profit and the amount of the interim dividend paid.

The ThU.S.$59,145 (ThU.S.$116,213 as of September 30, 2015) presented in the statement of changes in equity correspond to the minimum dividend provision recorded for the period 2016.

On the Cash Flow Statement on Dividends Paid an amount of MU.S.$ 100,557 at September 30, 2016 (ThU.S.$99,064 at September 30, 2015) of which ThU.S.$99,221 (ThU.S.$98,072 at September 30, 2015) correspond to the payment of dividends of parental company.

The following are the dividends paid and per share amounts during the period 2015 and 2016:

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Interim Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-11-2016
Amount of Dividend	ThU.S.$99,221
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share, Ordinary Shares	U.S.$0.87683

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	12-16-2015
Amount of Dividend	ThU.S.$43,580
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.38512

Detail of Dividend Paid, Ordinary Shares
Dividend Paid	Final Dividend
Type of Shares for which there is a Dividend Paid	Ordinary Shares
Date of Dividend Paid	05-12-2015
Amount of Dividend	ThU.S.$98,072
Number of Shares for which Dividends are Paid	113,159,655
Dividend per Share	U.S.$0.86667

c)	Disclosure of Information on Reserves

Other reserves comprise reserves of exchange differences on translation, reserves of cash flow hedges and other reserves. Arauco does not have any restrictions associated with these reserves.

Reserves of exchange differences on translation

Reserves of exchange differences on translation correspond to exchange differences relating to the translation of the results and net assets of Arauco’s subsidiaries whose functional currency is other than Arauco’s presentation currency.

Reserves of cash flow hedges

Reserves of cash flow hedges correspond to the portion of net gain or loss of derivative financial instruments that complies with the requirements of hedge accounting at the end of each period.

Reserve of Actuarial Losses in Defined Benefit Plans

This corresponds to changes in the present value of the obligation for defined benefits resulting from experience adjustments (the effect of the differences between the previous actuarial assumptions and the events that occurred within the context of the plan) and the effects of the changes in the actuarial assumptions.

Other reserves

This mainly corresponds to the share of other comprehensive income of investments in associates and joint ventures.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

d)	Other items in the Statement of Income

The table below sets forth other income, other expenses, finance income, finance costs and share of profit (loss) of associates and joint ventures as of September 30, 2016 and 2015:

	January - September		July - September
	Unaudited		Unaudited
	2016	2015	2016	2015
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Classes of Other Income
Other Income, Total	189,635	182,500	69,869	72,344
Gain from changes in fair value of biological assets (See note 20)	139,806	140,692	40,932	46,630
Net income from insurance compensation	2,752	1,473	526	30
Revenue from export promotion	1,797	2,168	668	644
Leases received	3,741	2,038	2,180	761
Gain on sales of assets	12,092	9,352	1,945	5,398
Access easement	3,560	7,596	3,474	7,596
Recovery of tax credits	981	4,947	981	4,947
Other operating results	24,906	14,234	19,163	6,338

Classes of Other Expenses by activity
Total of other expenses by activity	(43,878)	(72,318)	(10,467)	(18,007)
Depreciation	(976)	(1,021)	(344)	(408)
Legal payments	(630)	(2,296)	(233)	(760)
Impairment provision properties, plants and equipment and others	(3,460)	(3,694)	(1,582)	(2,437)
Plants stoppage operating expenses	(2,517)	(2,902)	(513)	(285)
Expenses projects	—	(417)	—	(44)
Loss of asset sales	(1,277)	(1,530)	(413)	(717)
Loss and repair of assets	(889)	(286)	(323)	(121)
Loss of forest due to fires	(2,669)	(34,970)	(605)	(5,115)
Other Taxes	(6,624)	(7,303)	(1,696)	(1,651)
Research and development expenses	(1,911)	(3,624)	(772)	(2,463)
Compensation and eviction	(3,777)	(1,589)	(1,323)	(545)
Fines, readjustments and interest	(842)	(999)	(539)	(158)
Loss on disposal of associates	(10,369)	—	—	—
Other expenses (donations, repayments insurance )	(7,937)	(11,687)	(2,124)	(3,303)

Classes of financing income
Financing income, total	25,759	35,069	7,862	15,792
Financial income from mutual funds - deposits	8,762	9,166	2,454	3,639
Financial income resulting from swap - forward	11,546	5,572	3,477	4,962
Financial income resulting from loans with related companies	—	12,760	—	3,584
Other financial income	5,451	7,571	1,931	3,607

Classes of financing costs
Financing costs, Total	(200,455)	(193,788)	(64,685)	(62,636)
Interest expense, Banks loans	(26,268)	(30,953)	(9,352)	(8,969)
Interest expense, Bonds	(136,558)	(143,691)	(45,281)	(45,912)
Interest expense, financial instruments	(17,475)	(3,184)	1,363	(1,120)
Other financial costs	(20,154)	(15,960)	(11,415)	(6,635)

Share of profit (loss) of associates and joint ventures accounted for using equity method
Total	14,003	1,255	3,972	2,241
Investments in associates	12,170	920	3,383	2,205
Joint ventures	1,833	335	589	36

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

The analysis of expenses by nature contained in these interim consolidated financial statements is presented below:

	January - September		July - September
	Unaudited
Cost of sales	2016 ThU.S.$	2016 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Timber	553,041	511,588	177,449	145,113
Forestry labor costs	443,319	478,564	168,026	164,470
Depreciation and amortization	277,483	277,323	93,497	94,922
Maintenance costs	231,643	221,567	79,031	67,023
Chemical costs	357,345	416,943	120,074	146,100
Sawmill Services	84,022	94,335	25,098	32,771
Others Raw Materials	172,266	106,414	61,548	41,612
Others Indirect costs	104,046	171,151	38,222	81,430
Energy and fuel	101,868	134,895	32,255	47,514
Cost of electricity	30,186	32,217	9,873	5,445
Wage and salaries	231,102	228,797	80,082	70,147
Total	2,586,321	2,673,794	885,155	896,547

	January - September		July - September
	Unaudited
Distribution cost	2016 ThU.S.$	2015 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Selling costs	25,259	36,809	8,526	11,729
Commissions	10,461	11,979	3,321	3,969
Insurance	2,426	3,690	584	1,046
Provision for doubtful accounts receivable	(119)	2,182	(94)	333
Other selling costs	12,491	18,958	4,715	6,381
Shipping and freight costs	328,317	367,469	115,229	129,223
Port services	20,351	20,144	7,191	7,489
Freights	259,920	295,863	92,453	113,072
Other shipping and freight costs	48,046	51,462	15,585	8,662
Total	353,576	404,278	123,755	140,952

	January - September		July - September
	Unaudited
Administrative expenses	2016 ThU.S.$	2015 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Wage and salaries	157,794	170,044	52,669	52,364
Marketing, advertising, promotion and publications expenses	7,277	7,236	2,638	2,379
Insurance	16,703	21,919	4,466	6,260
Depreciation and amortization	21,708	19,292	8,471	6,605
Computer services	26,717	23,244	10,379	6,480
Lease rentals (offices, warehouses and machinery)	12,676	10,073	4,316	2,974
Donations, contributions, scholarships	7,161	7,858	1,509	3,264
Fees (legal and technical advisories)	34,211	32,622	14,173	10,078
Property taxes, patents and municipality rights	16,285	16,814	6,056	6,254
Other administration expenses (travel within and outside the country, cleaning services, security, basic services)	86,137	95,530	30,176	25,608
Total	386,669	404,632	134,853	122,266

		January-September		July-September
		Unaudited
Expenses for	Note	2016 ThU.S.$	2015 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Depreciations	7	291,677	289,889	99,165	99,132
Employee benefits	10	392,137	390,138	132,437	119,512
Amortization	19	10,111	8,999	3,606	2,973

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

e)	Auditor Fees and Number of Employees (Not audited)

At the end of this period, the auditor’s fees and number of employees are as follows:

Auditors fees	09-30-2016 ThU.S.$
Audit services	1,613
Other services
Tax services	424
Others	271
TOTAL	2,308

Number of employees	No.
14,748

NOTE 4. INVENTORIES

	09-30-2016
	Unaudited	12-31-2015
Components of Inventory	ThU.S.$	ThU.S.$
Raw materials	73,701	85,999
Production supplies	107,684	97,755
Products in progress	61,165	62,475
Finished goods	494,315	503,059
Spare Parts	172,742	160,700
Total Inventories	909,607	909,988

Inventories recognized as cost of sales at September 30, 2016 were ThU.S.$2,522,954 (ThU.S.$2,589,061 at September 30, 2015).

In order to have the inventories recorded at net realizable value at September 30, 2016, a net decrease of inventories was recognized associated with a higher provision of obsolescence of ThU.S.$1,915 (ThU.S.$2,487 at September 30, 2015). As of September 30, 2016, the amount of obsolescence provision is ThU.S.$22,017 (ThU.S.$20,102 at December 31, 2015).

At September 30, 2016 there were inventory write-offs of ThU.S.$1,335 (ThU.S.$3,811 at September 30, 2015)

The inventory obsolescence provision is calculated based on the sales conditions of products and age of inventory (inventory turnover).

As of the date of these interim consolidated financial statements, there are no inventories pledged as security to report.

Agricultural Products

Agricultural Products are mainly forestry products that are intended for sale in the normal course of our operations and are measured at fair value less costs to sell at the point of harvest at the end of each reporting period Agricultural products are classified as raw materials within the line item inventories.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash on hand, bank checking account balances, time deposits, repurchase agreements and mutual funds. These are short-term highly liquid investments that are readily convertible to known amounts of cash, and are subject to an insignificant risk of changes in value.

The investment objective of time deposits and repurchase agreements is to maximize the amounts of cash surpluses in the short-term. These instruments are permitted under Arauco’s Investment Policy which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

Arauco invests in local and international mutual funds in order to maximize the returns of cash surpluses denominated in Chilean Pesos or in foreign currencies such as U.S. Dollars or Euros. These instruments are permitted under Arauco’s Investment Policy.

As of the date of these interim consolidated financial statements, there are no amounts of cash and cash equivalents with restrictions on use.

	09-30-2016 Unaudited	12-31-2015
Components of Cash and Cash Equivalents	ThU.S.$	ThU.S.$
Cash on hand	3,205	201
Bank checking account balances	159,035	143,123
Time deposits	138,618	159,912
Mutual funds	158,810	196,789
Total	459,668	500,025

The risk classification of the mutual funds in effect as of September 30, 2016 and December 31, 2015 is shown below.

	September 2016 ThU.S.$ Unaudited	December 2015 ThU.S.$
AAAfm	155,063	196,749
AAfm	3,747	40
Total Mutual Funds	158,810	196,789

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 6. INCOME TAXES

The tax rates applicable in the countries in which Arauco operates are 24% in Chile, 35% in Argentina, 34% in Brazil, 25% in Uruguay and 34% in the United States (federal tax).

On September 29, 2014, the Official Gazette published Law No. 20,780, which introduced various amendments to the current income tax system, as well as to other taxes. The main amendment was the establishment of an option between two tax regimes: attributed income system and the partially integrated system. One of the effects of the regime selection is that it attaches a progressive increase in the First Category Tax for the fiscal years of 2014, 2015, 2016 and 2017 onwards, increasing to 21%, 22,5%, 24% y 25%, respectively, if the Company chooses the application of an attributed income system, or an increase to 21%, 22.5%, 24%, 25.5% y 27% for the fiscal years 2014, 2015, 2016, 2017 and thereafter, if the Company chooses the application of the partially integrated system.

Subsequently, on February 29, 2016, the Official Gazette publishes Law No. 20,899, which introduced amendments to Law No. 20,780. Among the main amendments is the incorporation of certain limitations for applying to the attributed income system, and therefore Arauco’s Chilean companies must apply the general rule, that is, the partially integrated system.

Deferred Tax Assets

The following table sets forth the deferred tax assets as of the dates indicated:

Deferred Tax Assets	09-30-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Deferred tax Assets relating to Provisions	6,314	13,498
Deferred tax Assets relating to Accrued Liabilities	10,513	8,535
Deferred tax Assets relating to Post-Employment benefits	17,411	15,480
Deferred tax Assets relating to Property, Plant and equipment	10,737	7,730
Deferred tax Assets relating to Financial Instruments	13,874	21,805
Deferred tax Assets relating to Tax Losses Carryforwards	35,192	35,751
Deferred tax Assets relating to Inventories	4,457	4,240
Deferred tax Assets relating to Recognitnion of Revenue	6,385	3,997
Deferred tax Assets relating to Allowance for Doubful Accounts	5,198	4,572
Intangible revaluation differences	29	56
Defferred tax Assets relating to Other Deductible Temporary Differences	29,543	24,587
Total Deferred Tax Assets	139,653	140,251

Netting presentation	(135,740)	(136,516)

Net effect	3,913	3,735

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Certain subsidiaries of Arauco, as of the date of these interim consolidated financial statements, present tax losses for which we estimate that, given the projection of future profits, will allow the recovery of these assets. The total amount of these tax losses is ThU.S.$116,365 (ThU.S.$112,383 at December 31, 2015), which are mainly originated by operational and financial losses.

In addition, as of the closing of these interim consolidated financial statements there are ThU.S.$ 80,988 (ThU.S.$ 114,507 at December 31, 2015) of non-recoverable tax losses from companies in Uruguay as joint operations based on the participation of Arauco, for which deferred tax assets have not been recognized. The estimated recovery period exceeds the expiry date of such tax losses.

Deferred Tax Liabilities

The following table sets forth the deferred tax liabilities as of the dates indicated:

	09-30-2016 Unaudited	12-31-2015
Deferred Tax Liabilities	ThU.S.$	ThU.S.$
Deferred tax Liabilities relating to Property, plant and equipment	922,917	930,608
Deferred tax Liabilities relating to Financial Instruments	4,921	6,376
Deferred tax Liabilities relating to Biological Assets	712,175	693,103
Deferred tax Liabilities relating to Inventory	36,126	31,912
Deferred tax Liabilities due to Prepaid Expenses	43,748	40,907
Deferred tax Liabilities due to Intangible Assets	27,158	26,419
Deferred tax Liabilities relating to Other Taxable Temporary Differences	26,186	26,203
Total Deferred Tax Liabilities	1,773,231	1,755,528

Netting presentation	(135,740)	(136,516)

Net effect	1,637,491	1,619,012

The effect of changes in current and deferred tax liabilities related to cash flow hedges corresponds to a credit of ThU.S.$8,171 as of September 30, 2016 (credit of ThU.S.$1,732 as of September 30, 2015), which is presented in consolidated statements of other comprehensive income and accumulated in Reserves for cash flow hedges in the consolidated statement of changes in equity.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of deferred tax assets and liabilities

Unaudited	Opening Balance 01-01-2016	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 09-30-2016
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	13,498	(7,480)	—	296	6,314
Deferred tax Assets relating to accrued liabilities	8,535	1,974	—	4	10,513
Deferred tax Assets relating to Post-Employment benefits	15,480	659	1,221	51	17,411
Deferred tax Assets relating to Property, Plant and equipment	7,730	3,007	—	—	10,737
Deferred tax Assets relating to Financial Instruments	21,805	1,556	(9,487)	—	13,874
Deferred tax Assets relating to tax losses carryforwards	35,751	(3,827)	—	3,268	35,192
Deferred tax assets relating to provisions for income	4,240	217	—	—	4,457
Deferred tax assets relating to provisions for income	3,997	2,388	—	—	6,385
Deferred tax assets relating to provision for doubful accounts	4,572	572	—	54	5,198
Intangible revaluation differences	56	(27)	—	—	29
Deferred tax assets relating to other deductible temporary differences	24,587	3,392	—	1,564	29,543
Total deferred tax assets	140,251	2,431	(8,266)	5,237	139,653

Unaudited	Opening Balance 01-01-2016	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) Net exchange differences	Closing balance 09-30-2016
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, Plant and equipment	930,608	(13,062)	—	5,371	922,917
Deferred tax liabilities relating to financial instruments	6,376	(1,455)	—	—	4,921
Deferred tax liabilities relating to biological assets	693,103	5,033	—	14,039	712,175
Deferred tax liabilities relating to inventory	31,912	4,214	—	—	36,126
Deferred tax liabilities due to prepaid expenses	40,907	3,031	—	(190)	43,748
Deferred tax liabilities due to intangible	26,419	(527)	—	1,266	27,158
Deferred tax liabilities relating to other taxable temporary differences	26,203	(1,027)	8	1,002	26,186
Total deferred tax liabilities	1,755,528	(3,793)	8	21,488	1,773,231

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

	Opening Balance 01-01-2015	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) from business combinations	Increase (decrease) Net exchange differences	Closing balance 12-31-2015
Deferred Tax Assets	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax Assets relating to Provisions	14,923	(813)	—	—	(612)	13,498
Deferred tax Assets relating to accrued liabilities	11,120	(2,561)	—	—	(24)	8,535
Deferred tax Assets relating to Post-Employment benefits	13,859	971	692	—	(42)	15,480
Deferred tax Assets relating to Property, Plant and equipment	11,199	(3,469)	—	—	—	7,730
Deferred tax Assets relating to Financial Instruments	14,129	23	7,653	—	—	21,805
Deferred tax Assets relating to tax losses carryforwards	44,832	(959)	—	—	(8,122)	35,751
Deferred tax assets relating to provisions for income	3,157	1,487	—	—	(404)	4,240
Deferred tax assets relating to provisions for income	5,827	(1,825)	—	—	(5)	3,997
Deferred tax assets relating to provision for doubful accounts	3,855	797	—	—	(80)	4,572
Intangible revaluation differences	1,080	(1,024)	—	—	—	56
Deferred tax assets relating to other deductible temporary differences	34,302	(8,892)	—	—	(823)	24,587
Total deferred tax assets	158,283	(16,265)	8,345	—	(10,112)	140,251

	Opening Balance 01-01-2015	Deferred tax Expenses (Income)	Deferred tax of items charged to other comprehensive income	Increase (decrease) from business combinations	Increase (decrease) Net exchange differences	Closing balance 12-31-2015
Deferred Tax Liabilities	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Deferred tax liabilities relating to property, plant and equipment	941,666	5,221	—	—	(16,279)	930,608
Deferred tax liabilities relating to financial instruments	4,906	1,470	—	—	—	6,376
Deferred tax liabilities relating to biological assets	681,505	18,823	—	16,051	(23,276)	693,103
Deferred tax liabilities relating to inventory	25,688	6,224	—	—	—	31,912
Deferred tax liabilities due to prepaid expenses	40,888	(184)	—	—	203	40,907
Deferred tax liabilities due to intangible	32,990	2,666	—	—	(9,237)	26,419
Deferred tax liabilities relating to other taxable temporary differences	29,506	(7,961)	—	—	4,658	26,203
Total deferred tax liabilities	1,757,149	26,259	—	16,051	(43,931)	1,755,528

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Temporary Differences

The following tables summarize the deductible and taxable temporary differences:

	09-30-2016 Unaudited		12-31-2015
Detail of classes of Deferred Tax Temporary Differences	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$	Deductible Difference ThU.S.$	Taxable Difference ThU.S.$
Deferred Tax Assets	104,461		104,500
Deferred Tax Assets - Tax losses	35,192		35,751
Deferred Tax Liabilities		1,773,231		1,755,528
Total	139,653	1,773,231	140,251	1,755,528

	January - September		July - September
	Unaudited
Detail of Temporary Difference Income and Loss Amounts	2016 ThU.S.$	2015 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Deferred Tax Assets	6,258	(1,419)	4,019	1,541
Deferred Tax Assets - Tax losses	(3,827)	(5,448)	(919)	(3,726)
Deferred Tax Liabilities	3,793	(5,985)	(1,803)	3,199
Total	6,224	(12,852)	1,297	1,014

Income Tax Expense

Income tax expense consists of the following:

	January - September		July - September
	Unaudited
Income Tax composition	2016 ThU.S.$	2015 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Current income tax expense	(56,730)	(94,683)	(9,393)	(27,925)
Tax benefit arising from unrecognized tax assets previously used to reduce current tax expense	—	1,749	—	583
Previous period current tax adjustments	(8,955)	2,836	(9,442)	—
Other current tax expenses	2,067	(608)	(304)	9
Current Tax Expense, Net	(63,618)	(90,706)	(19,139)	(27,333)

Deferred tax income (expense) relating to origination and reversal of temporary differences	10,051	(7,404)	2,216	4,740
Tax benefit arising from previously unrecognized tax assets used to reduce deferred expense from taxes	(3,827)	(5,448)	(919)	(3,726)
Total deferred Tax Expense, Net	6,224	(12,852)	1,297	1,014
Income Tax Expense, Total	(57,394)	(103,558)	(17,842)	(26,319)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth the current income tax expense by foreign and domestic companies at September 30, 2016 and 2015:

	January - September		July - September
	Unaudited
	2016	2015	2016	2015
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Foreign current income tax expense	(35,744)	(37,569)	(19,392)	(10,478)
Domestic current income tax expense	(27,874)	(53,137)	253	(16,855)
Total current income tax expense	(63,618)	(90,706)	(19,139)	(27,333)

Foreign deferred tax expense	13,345	(5,599)	16,847	(1,792)
Domestic deferred tax expense	(7,121)	(7,253)	(15,550)	2,806
Total deferred tax expense	6,224	(12,852)	1,297	1,014

Total tax income (expense)	(57,394)	(103,558)	(17,842)	(26,319)

Reconciliation of income tax expense from statutory tax rate to the effective tax rate.

The reconciliation of income tax expense is as follows:

	January - September		July - September
	Unaudited
	2016	2015	2016	2015
Reconciliation of Income tax from Statutory Rate to Effective Tax Rate	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Tax Expense at applicable tax rate	(47,809)	(85,919)	(11,823)	(25,429)
Tax effect of foreign tax rates	(7,804)	(7,770)	(5,458)	(773)
Tax effect of revenues exempt from taxation	20,649	26,479	15,602	4,616
Tax effect of expense not deductible in determining taxable profit (tax loss)	(21,792)	(28,463)	(16,840)	(2,340)
Tax effect of a new evaluation of assets for deferred not recognized taxes	(235)	—	(235)	—
Tax rate effect from change in tax rate (opening balances)	(898)	(1,728)	141	(512)
Tax rate effect of adjustments for current tax of prior periods	(8,955)	2,836	(9,442)	—
Other tax rate effects	9,450	(8,993)	10,213	(1,881)
Total adjustments to tax expense at applicable tax rate	(9,585)	(17,639)	(6,019)	(890)
Tax expense at effective tax rate	(57,394)	(103,558)	(17,842)	(26,319)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

	09-30-2016 Unaudited	12-31-2015
Property, Plant and Equipment, Net	ThU.S.$	ThU.S.$
Construction in progress	361,302	251,519
Land	990,866	951,638
Buildings	2,164,377	2,182,643
Plant and equipment	3,230,774	3,346,675
Information technology equipment	23,637	26,210
Fixtures and fittings	9,939	11,860
Motor vehicles	16,973	16,721
Other property, plant and equipment	116,429	109,130
Total Net	6,914,297	6,896,396

Property, Plant and Equipment, Gross
Construction in progress	361,302	251,519
Land	990,866	951,638
Buildings	3,788,753	3,698,351
Plant and equipment	6,047,065	5,927,789
Information technology equipment	74,512	73,573
Fixtures and fittings	33,247	35,283
Motor vehicles	48,252	45,503
Other property, plant and equipment	139,090	131,894
Total Gross	11,483,087	11,115,550

Accumulated depreciation and impairment
Buildings	(1,624,376)	(1,515,708)
Plant and equipment	(2,816,291)	(2,581,114)
Information technology equipment	(50,875)	(47,363)
Fixtures and fittings	(23,308)	(23,423)
Motor vehicles	(31,279)	(28,782)
Other property, plant and equipment	(22,661)	(22,764)
Total	(4,568,790)	(4,219,154)

Description of Property, Plant and Equipment Pledged as Security for Liabilities

To date there are no significant assets pledged as collateral for these interim consolidated financial statements.

Commitments for project disbursements or for the acquisition of property, plant and equipment.

	09-30-2016 Unaudited	12-31-2015
	ThU.S.$	ThU.S.$
Amount committed for the acquisition of property, plant and equipment	130,735	109,713

	09-30-2016 Unaudited	12-31-2015
	ThU.S.$	ThU.S.$
Disbursements for property, plant and equipment under construction	188,965	215,035

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Movement on Property, Plant and Equipment

The following tables set forth the reconciliation of the carrying amount of property, plant and equipment as of September 30, 2016 and December 31, 2015:

Movement of Property, Plant and Equipment Unaudited	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2016	251,519	951,638	2,182,643	3,346,675	26,210	11,860	16,721	109,130	6,896,396
Changes
Additions	188,965	7,608	6,143	67,352	342	90	2,662	12,649	285,811
Disposals	(44)	(455)	(443)	(618)	(105)	—	(128)	(2,699)	(4,492)
Retirements	(209)	(33)	(768)	(1,165)	(3)	(7)	(29)	(269)	(2,483)
Depreciation	—	—	(89,890)	(247,530)	(3,901)	(1,468)	(2,979)	(4,635)	(350,403)
Impairment loss recognized in profit or loss	—	—	9	(627)	(7)	(1)	—	—	(626)
Increase (decrease) through net exchange differences	(764)	31,293	(1,669)	57,370	117	82	135	3,189	89,753
Reclassification of assets held for sale	—	—	—	341	—	—	—	—	341
Increase (decrease) through transfers from construction in progress	(78,165)	815	68,352	8,976	984	(617)	591	(936)	—
Total changes	109,783	39,228	(18,266)	(115,901)	(2,573)	(1,921)	252	7,299	17,901
Closing balance 09-30-2016	361,302	990,866	2,164,377	3,230,774	23,637	9,939	16,973	116,429	6,914,297

Movement of Property, Plant and Equipment	Construction in progress ThU.S.$	Land ThU.S.$	Buildings ThU.S.$	Plant and equipments ThU.S.$	IT Equipment ThU.S.$	Fixtures and fittings ThU.S.$	Motor vehicles ThU.S.$	Other Property, Plant and Equipment ThU.S.$	TOTAL ThU.S.$
Opening Balance 01-01-2015	265,440	949,531	2,172,177	3,565,502	28,521	11,654	17,346	109,412	7,119,583
Changes
Additions	215,035	50,504	17,360	139,749	2,178	2,234	1,829	9,774	438,663
Acquisitions through business combinations	—	—	1,474	7	—	15	—	—	1,496
Disposals	(20)	(591)	(456)	(583)	(78)	(5)	(432)	(10)	(2,175)
Retirements	(4,596)	(44)	(1,389)	(1,942)	(5)	(7)	(101)	(481)	(8,565)
Depreciation	—	—	(117,337)	(320,135)	(5,302)	(2,980)	(4,110)	(5,915)	(455,779)
Impairment loss recognized in profit or loss	—	—	—	(4,065)	—	—	—	—	(4,065)
Increase (decrease) through net exchange differences	(4,432)	(52,284)	(30,258)	(103,972)	(290)	(519)	(300)	(6,025)	(198,080)
Reclassification of assets held for sale	—	2,759	2,676	(117)	—	—	—	—	5,318
Increase (decrease) through transfers from construction in progress	(219,908)	1,763	138,396	72,231	1,186	1,468	2,489	2,375	—
Total changes	(13,921)	2,107	10,466	(218,827)	(2,311)	206	(625)	(282)	(223,187)
Closing balance 12-31-2015	251,519	951,638	2,182,643	3,346,675	26,210	11,860	16,721	109,130	6,896,396

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

The depreciation expense for the period ending September 30, 2016 and 2015 is as follows:

	January-September Unaudited		July-September Unaudited
Depreciation for the year	2016 ThU.S.$	2015 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Cost of sales	272,505	272,472	91,839	93,315
Administrative expenses	16,575	15,144	6,523	5,239
Other expenses	2,597	2,273	803	578
Total	291,677	289,889	99,165	99,132

The useful lives of property, plant and equipment are estimated based on the expected use of the assets. The average useful lives by asset class are as follows:

Useful Life (Average)
Buildings	58
Plant and equipment	30
Information technology equipment	8
Fixtures and fittings	28
Motor vehicles	7
Other property, plant and equipment	14

See Note 12 for details of capitalized borrowing costs.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 8. LEASES

Lessee

	09-30-2016 Unaudited	12-31-2015
	ThU.S.$	ThU.S.$
Property, Plant and Equipment under finance leases	129,792	132,836
Plant and equipment	129,792	132,836

Reconciliation of Financial Lease Minimum Payments:

09-30-2016 Unaudited
Periods	Present Value ThU.S.$
Less than one year	44,163
Between one and five years	82,967
More than five years	—
Total	127,130

12-31-2015
Present Value
Periods	ThU.S.$
Less than one year	36,862
Between one and five years	90,697
More than five years	—
Total	127,559

Lease obligations are presented in the consolidated statement of financial position in line items “Other current financial liabilities” and “Other non-current financial liabilities” depending on their respective maturities as stated above.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Lessor

Reconciliation of Financial Lease Minimum Payments:

	09-30-2016 Unaudited
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	606	—	606
Between one and five years	357	—	357
More than five years	—	—	—
Total	963	—	963

	12-31-2015
Periods	Gross ThU.S.$	Interest ThU.S.$	Present Value ThU.S.$
Less than one year	10	1	9
Between one and five years	6	—	6
More than five years	—	—	—
Total	16	1	15

Finance lease receivables are presented in the consolidated statement of financial position in line items “Trade and other current receivable” and “Trade and other non-current receivable” depending on their maturities stated above.

Arauco accounts for its lease contracts as finance leases. These lease contracts are for a term of less than five-years at market interest rates and leased assets are forestry machinery and equipment. They also include an early termination option, under general and special conditions stipulated in each contract.

Arauco holds leases as lessee and lessor, described in the previous tables, for which there are no impairment contingent payments or restrictions to report.

NOTE 9. REVENUE

	January – September		July – September
	Unaudited
Classes of revenue	2016 ThU.S.$	2016 ThU.S.$	2016 ThU.S.$	2016 ThU.S.$
Revenue from sales of goods	3,452,423	3,833,481	1,157,495	1,265,546
Revenue from rendering of services	88,358	106,470	29,975	20,345
Total	3,540,781	3,939,951	1,187,470	1,285,891

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 10. EMPLOYEE BENEFITS

Classes of Benefits and Expenses by Employee

	January - September		July - September
	Unaudited
	2016	2015	2016	2015
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Employee expenses	392,137	390,138	132,437	119,512
Wages and salaries	374,363	374,590	121,428	115,634
Severance indemnities	17,774	15,548	11,009	3,878

	09-30-2016	12-31-2015
Discount rate	4.51%	4.91%
Inflation	3.00%	2.95%
Annual rate of wage growth	5.22%	5.22%
Mortality rate	RV-2009	RV-2009

sensitivities to assumptions	Th.U.S.$
Discount rate
Increase in 100 bps	(4,724)
Decrease in 100 bps	5,534
Wage growth rates
Increase in 100 bps	5,437
Decrease in 100 bps	(4,736)

The following tables set forth the balances and the reconciliation of the present value of severance indemnities obligations as of September 30, 2016 and December 31, 2015:

	09-30-2016 Unaudited	12-31-2015
	ThU.S.$	ThU.S.$
Current	5,185	4,497
Non-current	59,788	51,936
Total	64,973	56,433

Reconciliation of the present value of severance indemnities obligation	09-30-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Opening balance	56,433	52,172
Current service cost	3,920	13,032
Interest cost	2,052	2,257
Gains or losses from changes in actuarial assumptions	2,160	(5,723)
Actuarial gains and losses arising from experience	2,338	6,980
Benefits paid	(6,316)	(3,482)
Increase (decrease) for foreign currency exchange rates changes	4,386	(8,803)
Closing balance	64,973	56,433

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 11. BALANCES IN FOREIGN CURRENCY AND EFFECT OF FOREIGN EXCHANGE DIFFERENCES.

	09-30-2016 Unaudited	12-31-2015
	ThU.S.$	ThU.S.$
Total Current Assets	2,595,599	2,686,412

Cash and Cash Equivalents	459,668	500,025
U.S Dollar	382,537	388,818
Euro	3,443	2,501
Brazilian Real	45,823	21,676
Argentine Pesos	4,896	40,573
Other currencies	3,375	2,979
Chilean Pesos	19,594	43,478

Other current financial assets	9,599	32,195
U.S Dollar	9,599	29,367
Argentine Pesos	—	2,828

Other current non-financial assets	177,645	133,956
U.S Dollar	100,340	55,365
Euros	76	82
Brazilian Real	18,261	16,505
Argentine Pesos	13,472	3,705
Other currencies	3,081	4,801
Chilean Pesos	42,415	53,280
U.F.	—	218

Trade and other current receivables	642,452	733,322
U.S Dollar	407,010	507,032
Euro	28,687	27,595
Brazilian Real	50,445	37,975
Argentine Pesos	23,907	23,016
Other currencies	18,963	14,091
Chilean Pesos	111,761	123,056
U.F.	1,679	557

Accounts receivable from related companies	3,678	3,124
U.S Dollar	290	21
Brazilian Real	506	995
Chilean Pesos	2,882	2,108

Current Inventories	909,607	909,988
U.S Dollar	868,353	871,629
Brazilian Real	41,254	38,359

Current biological assets	297,496	306,529
U.S Dollar	264,065	272,037
Brazilian Real	33,431	34,492

Current tax assets	92,338	64,079
U.S Dollar	224	5,464
Brazilian Real	3,629	5,243
Argentine Pesos	10	2,000
Other currencies	3,065	850
Chilean Pesos	85,410	50,522

Non-current assets or disposal groups classified as held for sale or as held for distribution to owners	3,116	3,194
U.S Dollar	3,116	3,194

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2016 Unaudited	12-31-2015
	ThU.S.$	ThU.S.$
Total Non Current Assets	11,252,654	10,983,979

Other non-current financial assets	5,347	595
U.S Dollar	5,020	212
Argentine Pesos	327	383

Other non-current non-financial assets	129,900	125,516
U.S Dollar	94,618	114,164
Brazilian Real	4,498	2,987
Argentine Pesos	10,144	7,138
Other currencies	672	706
Chilean Pesos	19,968	521

Trade and other non-current receivables	15,547	15,270
U.S Dollar	7,642	9,976
Other currencies	768	729
Chilean Pesos	5,983	3,145
U.F.	1,154	1,420

Investments accounted for using equity method	438,494	264,812
U.S Dollar	278,058	122,483
Brazilian Real	160,436	142,329

Intangible assets other than goodwill	81,611	88,112
U.S Dollar	80,500	87,154
Brazilian Real	1,028	876
Chilean Pesos	83	82

Goodwill	75,071	69,475
U.S Dollar	42,558	42,445
Brazilian Real	32,513	27,030

Property, plant and equipment	6,914,297	6,896,396
U.S Dollar	6,383,805	6,448,616
Brazilian Real	525,384	442,959
Chilean Pesos	5,108	4,821

Non-current biological assets	3,588,474	3,520,068
U.S Dollar	3,200,014	3,297,710
Brazilian Real	388,460	222,358

Deferred tax assets	3,913	3,735
U.S Dollar	3,639	3,735
Other currencies	50	—
Chilean Pesos	224	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

	Up to 90 days ThU.S.$	09-30-2016 Unaudited From 91 days to 1 year ThU.S.$	Total ThU.S.$	Up to 90 days ThU.S.$	12-31-2015 From 91 days to 1 year ThU.S.$	Total ThU.S.$
Total Liabilities, current	729,183	660,045	1,389,228	910,436	123,815	1,034,251

Other current financial liabilities	105,112	612,762	717,874	189,693	106,345	296,038
U.S Dollar	80,948	576,845	657,793	153,361	71,330	224,691
Brazilian Real	866	1,820	2,686	25,092	2,266	27,358
Argentine Pesos	75	32	107	—	356	356
Chilean Pesos	1,607	3,861	5,468	902	2,622	3,524
U.F.	21,616	30,204	51,820	10,338	29,771	40,109

Bank Loans	80,873	159,355	240,228	126,795	72,948	199,743
U.S Dollar	79,932	157,503	237,435	101,703	70,326	172,029
Brazilian Real	866	1,820	2,686	25,092	2,266	27,358
Argentine Pesos	75	32	107	—	356	356

Financial Leases	10,633	33,530	44,163	9,301	27,561	36,862
Chilean Pesos	1,607	3,861	5,468	902	2,622	3,524
U.F.	9,026	29,669	38,695	8,399	24,939	33,338

Other Loans	13,606	419,877	433,483	53,597	5,836	59,433
U.S Dollar	1,016	419,342	420,358	51,658	1,004	52,662
U.F.	12,590	535	13,125	1,939	4,832	6,771

Trade and other current payables	530,005	28,002	558,007	583,018	—	583,018
U.S Dollar	160,953	2,812	163,765	174,469	—	174,469
Euros	6,817	479	7,296	8,808	—	8,808
Brazilian Real	5,013	24,711	29,724	25,616	—	25,616
Argentine Pesos	34,976	—	34,976	27,068	—	27,068
Other currencies	15,180	—	15,180	17,619	—	17,619
Chilean Pesos	289,735	—	289,735	324,361	—	324,361
U.F.	17,331	—	17,331	5,077	—	5,077

Accounts payable to related companies	7,321	—	7,321	7,141	—	7,141
U.S Dollar	1,733	—	1,733	962	—	962
Chilean Pesos	5,588	—	5,588	6,179	—	6,179

Other current provisions	628	—	628	858	—	858
U.S Dollar	628	—	628	858	—	858

Current tax liabilities	8,887	—	8,887	10,030	946	10,976
U.S Dollar	4,373	—	4,373	6,380	—	6,380
Euros	1,755	—	1,755	1,093	—	1,093
Brazilian Real	1,708	—	1,708	530	—	530
Argentine Pesos	—	—	—	24	—	24
Other currencies	638	—	638	1,716	—	1,716
Chilean Pesos	413	—	413	287	946	1,233

Current provisions for employee benefits	5,043	142	5,185	1,751	2,746	4,497
Brazilian Real	—	—	—	—	—	—
Chilean Pesos	5,043	142	5,185	1,751	2,746	4,497

Other current non-financial liabilities	72,187	19,139	91,326	117,945	13,778	131,723
U.S Dollar	49,511	8,267	57,778	79,673	13,633	93,306
Euros	81	—	81	44	—	44
Brazilian Real	7,908	10,871	18,779	22,251	—	22,251
Argentine Pesos	5,080	—	5,080	4,428	139	4,567
Other currencies	3,392	—	3,392	3,704	—	3,704
Chilean Pesos	6,147	1	6,148	7,823	6	7,829
U.F.	68	—	68	22	—	22

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

	From 13 months to 5 years ThU.S.$	09-30-2016 More than 5 years ThU.S.$	Total ThU.S.$	From 13 months to 5 years ThU.S.$	12-31-2015 More than 5 years ThU.S.$	Total ThU.S.$
Total non-current liabilities	3,639,070	1,888,514	5,527,584	3,732,206	2,257,489	5,989,695

Other non-current financial liabilities	2,049,555	1,681,949	3,731,504	2,141,600	2,095,365	4,236,965
U.S Dollar	1,608,752	1,074,321	2,683,073	1,748,723	1,525,269	3,273,992
Brazilian Real	17,142	1,158	18,300	13,953	1,929	15,882
Argentine Pesos	10	—	10	48	—	48
Chilean Pesos	13,074	—	13,074	10,455	—	10,455
U.F.	410,577	606,470	1,017,047	368,421	568,167	936,588

Bank Loans	625,562	92,231	717,793	648,017	149,782	797,799
U.S Dollar	608,410	91,073	699,483	634,016	147,853	781,869
Brazilian Real	17,142	1,158	18,300	13,953	1,929	15,882
Argentine Pesos	10	—	10	48	—	48

Financial Leases	82,967	—	82,967	90,697	—	90,697
Chilean Pesos	13,074	—	13,074	10,455	—	10,455
U.F.	69,893	—	69,893	80,242	—	80,242

Other Loans	1,341,026	1,589,718	2,930,744	1,402,886	1,945,583	3,348,469
U.S Dollar	1,000,342	983,248	1,983,590	1,114,707	1,377,416	2,492,123
U.F.	340,684	606,470	947,154	288,179	568,167	856,346

Other non-current provisions	38,686	—	38,686	34,541	—	34,541
U.S Dollar	1	—	1	4	—	4
Brazilian Real	5,467	—	5,467	4,410	—	4,410
Argentine Pesos	33,218	—	33,218	30,127	—	30,127

Deferred tax liabilities	1,490,197	147,294	1,637,491	1,456,888	162,124	1,619,012
U.S Dollar	1,411,131	128,089	1,539,220	1,373,597	162,124	1,535,721
Brazilian Real	79,066	19,205	98,271	83,291	—	83,291
Chilean Pesos	—	—	—	—	—	—

Non-current provisions for employee benefits	59,788	—	59,788	51,936	—	51,936
Other currencies	149	—	149	149	—	149
Chilean Pesos	59,639	—	59,639	51,787	—	51,787

Other non-current non-financial liabilities	844	59,271	60,115	47,241	—	47,241
U.S Dollar	243	—	243	392	—	392
Brazilian Real	—	59,271	59,271	46,043	—	46,043
Argentine Pesos	387	—	387	608	—	608
Chilean Pesos	210	—	210	195	—	195
U.F.	4	—	4	3	—	3

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

The table below sets forth the subsidiaries that have determined a functional currency other than the U.S. Dollar as follows:

Subsidiary	Country	Functional Currency
Arauco do Brasil S.A.	Brazil	Brazilian Real
Arauco Forest Brasil S.A.	Brazil	Brazilian Real
Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real
Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real
Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real
Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos
Consorcio Protección Fitosanitaria Forestal S.A. (Ex-Controladora de Plagas Forestales S.A.)	Chile	Chilean Pesos
Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine Pesos
Forestal Talavera S.A.	Argentina	Argentine Pesos
Greeneagro S.A.	Argentina	Argentine Pesos
Leasing Forestal S.A.	Argentina	Argentine Pesos
Savitar S.A.	Argentina	Argentine Pesos
Flakeboard Company Limited	Canada	Canadian Dollar

The table below shows a detail per company of the effect in the period of the Reserve of Exchange Differences resulting from the conversion of the controlling participation.

	January - September		July - September
	Unaudited
	2016	2015	2016	2015
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Arauco Do Brasil S.A.	74,607	(161,273)	(4,977)	(93,329)
Arauco Forest Brasil S.A.	69,581	(144,307)	(3,680)	(83,674)
Arauco Florestal Arapoti S.A.	19,882	(44,665)	(705)	(25,803)
Arauco Distribución S.A.	—	(4,079)	—	(2,641)
Arauco Argentina S.A.	5,187	(12,967)	(405)	(7,238)
Flakeboard Company Limited	5,381	(13,425)	(1,916)	(6,535)
Others	65	(201)	(3)	(211)

Total reserve of exchange differences on translation	174,703	(380,917)	(11,686)	(219,431)

Effect of foreign exchange rates changes

	January-September Unaudited		July-September Unaudited
	2016	2015	2016	2015
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Exchange differences recognized in profit or loss, except for those arising on financial instruments measured at fair value through profit or loss	(74)	(27,478)	(992)	(22,563)
Reserve of exchange differences on translation (with Non-controlling interests)	179,690	(392,119)	(11,863)	(225,907)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 12. BORROWING COSTS

Arauco capitalizes the cost of borrowing on current investment projects at effective interest rate.

	January – September		July – September
	Unaudited
	2016	2015	2016	2015
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Property, plant and equipment capitalized cost
Property, plant and equipment capitalized interest cost rate	5.08%	4.82%	5.08%	4.87%
Amount of the capitalized interest cost, property, presented as plant and equipment	2,001	1,467	908	357

NOTE 13. RELATED PARTIES

Related Party Disclosures

Related parties are those entities defined in IAS 24 and under the rules of the Chilean SVS and the Chilean Corporations Law.

The receivable and payable amounts among related parties at the end of each period correspond to commercial and financing transactions denominated in Chilean Pesos, U.S. dollars and Brazilian Real, where collection or payment deadlines are shown in the following tables and in general do not bear interest, except for financing transactions.

As of the date of these interim consolidated financial statements, the main transactions with related parties are related to fuel purchases with Compañía de Petróleos de Chile S.A. and sodium chlorate purchases at EKA Chile S.A.

As of the date of these interim consolidated financial statements, there are neither provisions for doubtful accounts nor any guarantees granted or received related to the balances with related parties.

Name of Group’s Main Shareholders

The ultimate shareholders of Arauco are Mrs. Maria Noseda Zambra de Angelini, Mr. Roberto Angelini Rossi and Mrs. Patricia Angelini Rossi through Inversiones Angelini y Cia. Ltda.

Name of the Intermediate Controlling Entity that Produces interim Consolidated Financial Statements for Public Use

Empresas Copec S.A.

Compensation to Key Management Personnel

Compensation to key management personnel, including directors, managers and deputy managers, consist of a fixed monthly salary and an annual bonus subject to the results of the Company and the fulfillment of goals of the business as well as individual performance.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Pricing Strategy Terms and Conditions Corresponding to Transactions with Related Parties

Related party transactions were made on terms of those prevailing under market conditions, with mutual independence of the parties.

The table below sets forth information about the Relationship between the Parent Company and its Subsidiaries

ID N°	Company Name	Country	Functional Currency	% Ownership interest 09-30-2016			% Ownership interest 12-31-2015
				Direct	Indirect	Total	Direct	Indirect	Total
-	Agenciamiento y Servicios Profesionales S.A.	Mexico	U.S. Dollar	0.0020	99.9970	99.9990	0.0020	99.9970	99.9990
-	Arauco Argentina S.A.	Argentina	U.S. Dollar	9.9753	90.0048	99.9801	9.9753	90.0048	99.9801
-	Arauco Australia Pty Ltd.	Australia	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
96547510-9	Arauco Bioenergía S.A.	Chile	U.S. Dollar	98.0000	1.9999	99.9999	98.0000	1.9999	99.9999
-	Arauco Colombia S.A.	Colombia	U.S. Dollar	1.4778	98.5204	99.9982	1.4778	98.5204	99.9982
-	Arauco do Brasil S.A.	Brazil	Brazilian Real	1.1624	98.8366	99.9990	1.2485	98.7505	99.9990
-	Arauco Europe Cooperatief U.A.	Netherlands	U.S. Dollar	0.4614	99.5376	99.9990	0.4843	99.5147	99.9990
-	Arauco Florestal Arapoti S.A.	Brazil	Brazilian Real	—	79.9992	79.9992	—	79.9992	79.9992
-	Arauco Forest Brasil S.A.	Brazil	Brazilian Real	10.1297	89.8694	99.9991	10.1297	89.8694	99.9991
-	Arauco Middle East DMCC	Dubai	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Panels USA, LLC	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Arauco Perú S.A.	Peru	U.S. Dollar	0.0013	99.9977	99.9990	0.0013	99.9977	99.9990
-	Arauco Wood Products, Inc.	USA	U.S. Dollar	0.0004	99.9986	99.9990	0.0004	99.9986	99.9990
-	Araucomex S.A. de C.V.	Mexico	U.S. Dollar	0.0005	99.9985	99.9990	0.0005	99.9985	99.9990
96657900-5	Consorcio Protección Fitosanitaria Forestal S.A.	Chile	Chilean Pesos	—	57.5404	57.5404	—	57.5404	57.5404
-	Empreendimentos Florestais Santa Cruz Ltda.	Brazil	Brazilian Real	—	99.9789	99.9789	—	99.9789	99.9789
-	Flakeboard America Limited	USA	U.S. Dollar	—	99.9990	99.9990	—	99.9990	99.9990
-	Flakeboard Company Ltd.	Canada	Canadian Dollar	—	99.9990	99.9990	—	99.9990	99.9990
85805200-9	Forestal Arauco S.A.	Chile	U.S. Dollar	99.9484	—	99.9484	99.9484	—	99.9484
93838000-7	Forestal Cholguán S.A.	Chile	U.S. Dollar	—	98.4712	98.4712	—	98.4478	98.4478
-	Forestal Concepción S.A.	Panama	U.S. Dollar	0.0050	99.9940	99.9990	0.0050	99.9940	99.9990
78049140-K	Forestal Los Lagos S.A.	Chile	U.S. Dollar	—	79.9587	79.9587	—	79.9587	79.9587
-	Forestal Nuestra Señora del Carmen S.A.	Argentina	Argentine Pesos	—	99.9805	99.9805	—	99.9805	99.9805
-	Forestal Talavera S.A.	Argentina	Argentine Pesos	—	99.9942	99.9942	—	99.9942	99.9942
-	Greenagro S.A.	Argentina	Argentine Pesos	—	97.9805	97.9805	—	97.9805	97.9805
96563550-5	Inversiones Arauco Internacional Ltda.	Chile	U.S. Dollar	98.0186	1.9804	99.9990	98.0186	1.9804	99.9990
79990550-7	Investigaciones Forestales Bioforest S.A.	Chile	Chilean Pesos	1.0000	98.9489	99.9489	1.0000	98.9489	99.9489
-	Leasing Forestal S.A.	Argentina	Argentine Pesos	—	99.9801	99.9801	—	99.9801	99.9801
96510970-6	Maderas Arauco S.A. (Ex Paneles Arauco S.A.)	Chile	U.S. Dollar	99.0000	0.9995	99.9995	99.0000	0.9995	99.9995
-	Mahal Empreendimentos e Participacoes S.A.	Brazil	Brazilian Real	—	99.9934	99.9934	—	99.9934	99.9934
-	Novo Oeste Gestao de Ativos Florestais S.A.	Brazil	Brazilian Real	—	99.9990	99.9990	—	99.9990	99.9990
-	Savitar S.A.	Argentina	Argentine Pesos	—	99.9841	99.9841	—	99.9841	99.9841
76375371-9	Servicios Aéreos Forestales Ltda.	Chile	U.S. Dollar	0.0100	99.9890	99.9990	0.0100	99.9890	99.9990
96637330-K	Servicios Logísticos Arauco S.A.	Chile	U.S. Dollar	45.0000	54.9997	99.9997	45.0000	54.9997	99.9997

The companies in the table below are classified as joint operations in accordance with IFRS 11. The assets, liabilities, income and expenses are recorded in relation to the Company’s ownership percentage in accordance with accounting standards applicable in each case.

ID N°	Company Name	Country	Functional Currency
-	Euforest S.A.	Uruguay	U.S. Dollar
-	Celulosa y Energía Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Zona Franca Punta Pereira S.A.	Uruguay	U.S. Dollar
-	Forestal Cono Sur S.A.	Uruguay	U.S. Dollar
-	Stora Enso Uruguay S.A.	Uruguay	U.S. Dollar
-	El Esparragal Asociación Agraria de R.L.	Uruguay	U.S. Dollar
-	Ongar S.A.	Uruguay	U.S. Dollar
-	Terminal Logística e Industrial M’Bopicua S.A.	Uruguay	U.S. Dollar

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

There are no significant restrictions on the ability of subsidiaries to transfer funds to Arauco, in the form of cash dividends or repayment of loans and/or advances.

Employee Benefits for Key Management Personnel

	January – September Unaudited		July – September Unaudited
	2016 ThU.S.$	2015 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Salaries and bonuses	56,991	51,028	17,670	14,612
Per diem compensation to members of the Board of Directors	1,209	832	587	266
Termination benefits	3,756	1,754	3,344	430
Total	61,956	53,614	21,601	15,308

Related Party Receivables, Current

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Forestal Mininco S.A	91.440.000-7	Common stockholder	Chile	Chilean pesos	30 days	107	44
Eka Chile S.A	99.500.140-3	Joint Venture	Chile	Chilean pesos	30 days	1,408	1,646
Stora Enso Arapoti Industria del Papel S.A	—	Associate	Brazil	Brazilian Real		—	472
Unilin Arauco Pisos Ltda.	—	Joint Venture	Brazil	Brazilian Real	30 days	506	523
Abastible S.A.	91.806.000-6	Common director	Chile	Chilean pesos		—	142
Fundación Educacional Arauco	71.625.000-8	Common director	Chile	Chilean pesos	30 days	1,367	276
Corpesca S.A	96.893.820-7	Common director	Chile	U.S. Dollar		55	—
Fundación Acerca Redes	65.097.218-K	Parent company is founder and contributor	Chile	U.S. Dollar	30 days	235	21
TOTAL						3,678	3,124

Related Party Payables, Current

Name of Related party	Tax ID No.	Nature of Relationship	Country	Currency	Maturity	09-30-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	5,567	6,057
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	30 days	15	—
Red to Green S.A.(Ex-Sigma Servicios Informáticos S.A.)	86.370.800-1	Common director	Chile	Chilean pesos	30 days	5	—
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos		—	98
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	30 days	1	—
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	30 days	927	851
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	30 days	805	111
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	U.S. Dollar	30 days	1	—
Empresas Copec S.A.	90.690.000-9	Common director	Chile	Chilean pesos		—	24
TOTAL						7,321	7,141

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Related Party Transactions

Purchases

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	09-30-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Abastible S.A.	91.806.000-6	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel	1,549	2,503
Empresas Copec S.A	90.690.000-9	Controlling Parent	Chile	Chilean pesos	Management service	210	233
Compañía de Petróleos de Chile S.A.	99.520.000-7	Controlling Parent’s Subsidiary	Chile	Chilean pesos	Fuel and other	30,848	61,245
Compañía Puerto de Coronel S.A.	79.895.330-3	Associate	Chile	U.S. Dollar	Transport and stowage	6,907	10,917
Puerto Lirquén S.A.	96.959.030-1	Associate	Chile	U.S. Dollar	Port services	5,626	7,694
EKA Chile S.A.	99.500.140-3	Joint Venture	Chile	Chilean pesos	Sodium chlorate	36,363	39,362
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Wood and ships	1,834	2,018
Portaluppi, Guzman y Bezanilla Abogados	78.096.080-9	Common director	Chile	Chilean pesos	Legal services	928	1,312
Empresa Nacional de Telecomunicaciones S.A.	92.580.000-7	Common stockholder	Chile	Chilean pesos	Telephone services	364	552
CMPC Maderas S.A.	95.304.000-K	Common director	Chile	Chilean pesos	Wood and logs	270	267
Forestal Mininco S.A.	91.440.000-7	Common stockholder	Chile	Chilean pesos	Wood and logs	180	204
Red to Green S.A.(Ex-Sigma Servicios Informáticos S.A.)	86.370.800-1	Common director	Chile	Chilean pesos	Computer Services	237	59
Empresa de Residuos Resiter Ltda	89.696.400-3	Common director	Chile	Chilean pesos	Industrial Cleaning Services	—	-285
Empresas de Residuos Industriales Resiter Ltda	76.329.072-7	Common director	Chile	Chilean pesos	Industrial Cleaning Services	—	5,027
Resiter Uruguay S.A	—	Common director	Uruguay	U.S. Dollar	Service to collect solid waste	—	774
Colbún Transmisión S.A.	76.218.856-2	Common director	Chile	Chilean pesos	Electrical Power	312	447
CMPC Celulosa S.A.	96.532.330-9	Common director	Chile	Chilean pesos	Others purchases	3	2,217

Sales

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	09-30-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Colbún S.A.	96.505.760-9	Common director	Chile	Chilean pesos	Electrical Power	3,128	1,083
EKA Chile S.A.	99.500.140-3	Joint venture	Chile	Chilean pesos	Electrical Power	12,305	17,543
Stora Enso Arapoti Industria de Papel S.A.	—	Associate	Brazil	Brazilian Real	Wood	1,149	5,617
Forestal del Sur S.A.	79.825.060-4	Common director	Chile	Chilean pesos	Harvesting services, Wood and chips	12,062	19,328
Forestal Mininco S.A.	91.440.000-7	Common stockholder	Chile	Chilean pesos	Wood	47	311
Unilin Arauco Pisos Ltda.	—	Joint venture	Brazil	Brazilian Real	Wood	3,821	2,666

Other Transactions

Name of Related Party	Tax ID No.	Nature of Relationship	Country	Currency	Transaction Descriptions	09-30-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Novo Oeste Gestao de Ativo Florestais S.A.		Associate	Brazil	Brazilian Real	Loans (Capital and interest)	—	41,091

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 14. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Company mergers

On December 1, 2015 there was a merger among the affiliates Paneles Arauco S.A. (successor), Aserraderos Arauco S.A. and Arauco Distribución S.A. This transaction had no effect on results and was performed with a view to generate greater synergies, share best practices and achieve better results for our clients. There will be a progressive integration of the activities of sawmills, remanufacturing, plywood, panels and distribution under the same view, with products oriented to the furniture, construction, fitting and packaging industries.

Investments in Subsidiaries

In October 2015, the company acquired the remaining 51% of the interest ownership in Novo Oeste Gestao de Ativos Florestais S.A., in which it held, on December 31, 2015, a stake of 100% through Arauco’s subsidiaries in Brazil. Tables below show the acquired assets and liabilities at fair value, consideration paid and effects generated through the transaction.

Novo Oeste Gestao de Ativos Florestais	10-27-2015 Th.U.S.$
Cash and cash equivalents	427
Inventories	3,747
Accounts receivable from related companies, Current	39,917
Other Assets, Current	154
Current Assets, Total	44,245

Accounts receivable from related companies, Non-current	12,439
Other Assets, Non Current	—
Property, plant and equipment	1,496
Biological assets, Non-current	87,580
Non Current Assets, Total	101,515
Assets, Total	145,760

Trade and other current payables, Current	238
Current tax liabilities	3,449
Accounts payable to related companies, current	10
Current Liabilities, Total	3,697

Accounts payable to related companies, Non-current	137,193
Deferred tax liabilities	16,051
Non Current Libilities, Total	153,244
Liabilities, Total	156,941

The interest previously held by Novo Oeste Gestao de Ativos Florestais S.A. was measured at fair value, recognizing a gain in the other income line of ThU.S.$15,268. The price paid for the 51% interest was ThU.S.$995, generating a goodwill of ThU.S.$6,697, for which Arauco decided to recognize in the results because of the Company’s accumulated losses. The impairment loss is presented net from the abovementioned gain.

On August 13, 2015, the company Arauco Middle East DMCC was incorporated with a single contribution from Inversiones Arauco Internacional Limitada of 3,673,000 Dirham (ThU.S.$1,000). The corporate purpose of this company is the promotion of products and the management of Arauco’s customer relations in the Middle East.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

On January 26, 2015 Arauco, through its subsidiaries in North America, acquired a melamine-based paper treatment plant located in Biscoe, North Carolina. The price paid was ThU.S.$9,522. The attached table displays the acquired assets at fair value and the price paid under the transaction:

Th.U.S$
Inventories	372
Lands	597
Buildings	1,723
Plant and equipment	6,830

Value Paid, Total	9,522

The details of the subsidiaries included in the consolidation of Arauco are disclosed in Note 13.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 15. INVESTMENTS IN ASSOCIATES

At September 30, 2016 and December 31, 2015 there are no new investments in associates to report.

The following tables set forth information about Investments in associates.

Name	Puertos y Logística S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Docking and warehousing operations for proprietary and third party use, cargo of all classes of goods, as well, as warehousing and transport operations.
Ownership interest (%)	20.2767%
	09-30-2016	12-31-2015
Carrying amount	ThU.S.$61,390	ThU.S.$58,922

Name	Inversiones Puerto Coronel S.A.
Country	Chile
Functional Currency	U.S. Dollar
Corporate purpose	Investments in movables and real estate, acquisition of companies, securities and investment instruments, investment management and development and/or participation in all kind of businesses and companies related to industrial, shipping, forestry and commercial activities.
Ownership interest (%)	50.0000%
	09-30-2016	12-31-2015
Carrying amount	ThU.S.$44,246	ThU.S.$43,200

Name	Servicios Corporativos Sercor S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Consulting services related to business management to Boards of Directors and Senior Management of all Arauco’s entities.
Ownership interest (%)	20.0000%
	09-30-2016	12-31-2015
Carrying amount	ThU.S.$ 253	ThU.S.$179

Name	Stora Enso Arapoti Industria de Papel S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Industrialization and commercialization of paper and cellulose, raw materials and by-products
Ownership interest (%)	20.0000%
	09-30-2016	12-31-2015
Carrying amount	—	ThU.S.$17,397

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Name	Genómica Forestal S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing forestry genomics, through the use of biotechnological, molecular and bioinformatics tools with the purpose of strengthening genetic programs so as to improve the competitive position of the Chilean forestry industry for priority tree species.
Ownership interest (%)	25.0000%
	09-30-2016	12-31-2015
Carrying amount	ThU.S.$ (1)	ThU.S.$16

Name	Consorcio Tecnológico Bioenercel S.A.
Country	Chile
Functional Currency	Chilean Pesos
Corporate purpose	Developing of technologies which will promote the development of a biofuels industry in Chile, obtained from lingo-cellulosic materials. The future execution of this sustainable project is financed by the Innova Chile Committee.
Ownership interest (%)	20.0000%
	09-30-2016	12-31-2015
Carrying amount	ThU.S.$67	ThU.S.$67

Name	Vale do Corisco S.A.
Country	Brazil
Functional Currency	Brazilian Real
Corporate purpose	Management of forestry activities.
Ownership interest (%)	49.0000%
	09-30-2016	12-31-2015
Carrying amount	ThU.S.$156,336	ThU.S.$121,360

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Summarized Financial Information of Associates

	Assets
09-30-2016 Unaudited	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	82,931	29	5,074	0	22,298	1	25	110,358
Non-current	562,485	88,545	734	0	400,328	345	78	1,052,515
Total	645,416	88,574	5,808	0	422,626	346	103	1,162,873

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	58,876	82	3,597	0	3,572	7	7	66,141
Non-current	283,777	—	944	0	100,002	5	101	384,829
Equity	302,763	88,492	1,267	0	319,052	334	-5	711,903
Total	645,416	88,574	5,808	0	422,626	346	103	1,162,873

Revenues	83,962	2,653	3,478	492	30,258	—	80	120,923
Expenses	(71,898)	—	(3,175)	(6,320)	(10,240)	—	(155)	(91,788)
Profit or loss	12,064	2,653	303	(5,828)	20,018	0	(75)	29,135

	Assets
12-31-2015	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	90,896	29	4,174	59,594	—	14,736	1	44	169,474
Non-current	472,638	86,453	664	33,284	—	322,598	345	146	916,128
Total	563,534	86,482	4,838	92,878	—	337,334	346	190	1,085,602

	Liabilities
	Puertos y Logística S.A. ThU.S.$	Inversiones Puerto Coronel S.A. ThU.S.$	Serv.Corporativos Sercor S.A. ThU.S.$	Stora Enso Arapoti Ind.de Papel S.A. ThU.S.$	Novo Oeste Gestao de Ativos Florestais S.A. ThU.S.$	Vale do Corisco S.A. ThU.S.$	Consorcio Tecnológico Bioenercel S.A. ThU.S.$	Genómica Forestal S.A. ThU.S.$	Total ThU.S.$
Current	41,784	82	3,136	13,648	—	9,098	7	7	67,762
Non-current	231,160	—	808	7,094	—	80,563	5	118	319,748
Equity	290,590	86,400	894	72,136	—	247,673	334	65	698,092
Total	563,534	86,482	4,838	92,878	—	337,334	346	190	1,085,602

09-30-2015 (Unaudited)
Revenues	62,496	4,377	2,714	6,838	68	31,072	93	68	107,726
Expenses	(64,093)	—	(3,827)	(1,675)	(17,503)	(14,621)	(122)	(179)	(102,020)
Profit or loss	(1,597)	4,377	(1,113)	5,163	(17,435)	16,451	(29)	(111)	5,706

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Reconciliation of Investment in Associates and Joint Ventures

	09-30-2016 ThU.S.$	12-31-2015 ThU.S.$
Opening balance as of January 1, 2016	264,812	326,045
Changes
Investments in associates, Additions	—	1,808
Investment in joint ventures, Additions	153,135	—
Disposals, Investments in associates	(10,369)	—
Share of profit (loss) in investment in associates	12,170	5,573
Share of profit (loss) in investment in joint ventures	1,833	1,175
Dividends Received, Investments in Associates	(4,775)	(18,396)
Increase (Decrease) in foreign exchange currency on translation of Associates and Joint Ventures	20,740	(55,207)
Other increase (decrease) in investment and associates and joint ventures	948	3,814
Total changes	173,682	(61,233)
Ending balance	438,494	264,812

	09-30-2016 ThU.S.$	12-31-2015 ThU.S.$
Carrying amount of associates accounted for using equity method	262,292	241,140
Carrying amount of joint ventures accounted for using equity method	176,202	23,672
Total investment accounted for using equity method	438,494	264,812

NOTE 16. INTERESTS IN JOINT ARRANGEMENTS

Investments and contributions made

On May 31, 2016, Inversiones Arauco Internacional Limitada, Arauco’s subsidiary, acquired 50% of the shares of Tableros de Fibras S.A, a Spanish subsidiary of SONAE INDUSTRIA, SGPS, S.A. (“Sonae”), which as of such date changed its name to “Sonae Arauco S.A.”. The price paid by Arauco for the acquisition of 50% of the shares of Sonae Arauco was the amount of €137,500,000 (equivalent to MU.S.$153,135 at the acquisition date). The fair value of the investment acquired over Sonae Arauco SA, has been provisionally determined as of September 30, 2016 at MU.S.$153,135 and is subject to change, until the completion of the valuation of its net assets.

Sonae Arauco will produce and market wood panels, of the type of MDF, PB and OSB, and sawn timber, through the operation of 2 panel plants and one sawmill in Spain; 2 panel plants and one resin plant in Portugal; 4 panel plants in Germany and 2 panel plants in South Africa.

In the aggregate, the production capacity of Sonae Arauco is of approximately 1.45 million m3 of MDF, 2.27 million m3 of particle boards, 460,000 m3 of OSB and 100,000 m3 of sawn timber.

As of September 30, 2016, Arauco has not carried out any contributions to Uruguayan companies Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A. (MU.S.$82,943 as of December 31, 2015), with Arauco still holding 50% of control under a joint agreement.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

The contributions made were invested in the construction of a last generation cellulose production plant, with a guaranteed annual capacity of 1.3 million tons, a port and an energy generation unit based on renewable resources, which is located in the town of Puerto Pereira, Province of Colonia, Uruguay.

The investments in Uruguay qualify as a joint operation. In relation to “other rights and contractual conditions”, the joint operation has the primary objective of providing the parties an output. As established in the “Pulp Supply Agreement”, both Arauco and its partner have the obligation to acquire 100% of the yearly pulp produced by the joint operation. Arauco has recognized the assets, liabilities, income and expenses associated with its interest ownership, as of January 1, 2013, pursuant to IFRS 11.

Furthermore, Arauco holds a 50% ownership interest in Unilin Arauco Pisos Laminados Ltda., a Brazilian company, and in Eka Chile S.A. (“Eka”), a company that sells sodium chlorate to cellulose plants in Chile. There is a contractual agreement with these companies whereby Arauco has engaged in an economic activity subject to common control, which is classified as a joint venture.

The following tables set forth summarized financial information of the more significant interests in joint arrangements, which qualify as joint operations:

	09-30-2016 (Unaudited)		12-31-2015
Celulosa y Energía Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	168,533	185,640	173,499	167,067
Non-current	21,225,310	35,424	2,192,148	885,723
Equity		1,372,779		1,312,857
Total Joint Arrangement	21,393,843	1,593,843	2,365,647	2,365,647

Investment	686,390		656,429

	09-30-2016 (Unaudited) ThU.S.$	30-09-2015 (Unaudited) sip
Income	491,909	493,420
Expenses	(437,565)	(440,110)
Joint Arrangement Net Income (Loss)	54,344	53,310

	09-30-2016 (Unaudited)		12-31-2015
Forestal Cono Sur S.A.(consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	22,253	21,153	23,267	21,495
Non-current	178,917	2,181	176,876	4,654
Equity		177,836		173,994
Total Joint Arrangement	201,170	201,170	200,143	200,143

Investment	88,918		86,997

	09-30-2016 (Unaudited) ThU.S.$	30-09-2015 (Unaudited) ThU.S.$
Income	3,940	5,966
Expenses	(99)	(9,009)
Joint Arrangement Net Income (Loss)	3,841	(3,043)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2016 (Unaudited)		12-31-2015
Eufores S.A.(consolidated)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	179,779	205,579	158,735	187,311
Non-current	609,817	22,036	611,500	39,994
Equity		561,981		542,930
Total Joint Arrangement	789,596	789,596	770,235	770,235

Investment	280,991		271,465

	09-30-2016 (Unaudited) ThU.S.$	30-09-2015 (Unaudited) ThU.S.$
Income	208,609	211,392
Expenses	(189,557)	(221,907)
Joint Arrangement Net Income (Loss)	19,052	(10,515)

	09-30-2016 (Unaudited)		12-31-2015
Zona Franca Punta Pereira S.A. (Uruguay)	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	4,797	86,050	11,582	71,202
Non-current	495,102	59,254	494,585	88,182
Equity		354,595		346,783
Total Joint Arrangement	499,899	499,899	506,167	506,167

Investment	177,298		173,392

	09-30-2016 (Unaudited) ThU.S.$	30-09-2015 (Unaudited) ThU.S.$
Income	26,096	14,559
Expenses	(18,285)	(30,515)
Joint Arrangement Net Income (Loss)	7,811	(15,956)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following tables set forth summarized financial information of the more significant interests in joint ventures:

	09-30-2016 (Unaudited)		12-31-2015
Unilin Arauco Pisos Ltda.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	7,607	3,727	5,943	2,304
Non-current	4,356	35	3,544	37
Equity		8,201		7,146
Total Joint Arrangement	11,963	11,963	9,487	9,487

Investment	4,101		3,573

	09-30-2016 (Unaudited) ThU.S.$	30-09-2015 (Unaudited) ThU.S.$
Income	75	112
Expenses	(436)	(1,579)
Joint Arrangement Net Income (Loss)	(361)	(1,467)

	09-30-2016 (Unaudited)		12-31-2015
Eka Chile S.A.	Assets ThU.S.$	Liabilities ThU.S.$	Assets ThU.S.$	Liabilities ThU.S.$
Current	18,958	4,927	23,457	8,365
Non-current	29,653	5,521	30,203	5,097
Equity		38,163		40,198
Total Joint Arrangement	48,611	48,611	53,660	53,660

Investment	19,082		20,099

	09-30-2016 (Unaudited) ThU.S.$	30-09-2015 (Unaudited) ThU.S.$
Income	37,384	30,686
Expenses	(33,358)	(29,430)
Joint Arrangement Net Income (Loss)	4,026	1,256

	09-30-2016 (Unaudited)
Sonae Arauco S.A.	Assets ThU.S.$	Liabilities ThU.S.$
Current	235,616	215,976
Non-current	566,677	353,901
Equity		232,416
Total Joint Arrangement	802,293	802,293

Net Assets	116,208

Adjustments to net assets	36,927

Investment	153,135

09-30-2016 (Unaudited) ThU.S.$
Income	—
Expenses	—
Joint Arrangement Net Income (Loss)	—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 17. IMPAIRMENT OF ASSETS

As of September 30, 2016 not new impairment provisions to report.

In 2015, a provision for the impairment of the Arapoti Sawmill in an amount of ThU.S.$2,428, was registered reducing the recoverable value for these assets to zero.

Disclosure of Impairment Losses of Assets

Provisions for impairment of property, plant and equipment due to technical obsolescence have been recorded as of September 30, 2016 and December 31, 2015 respectively, as shown below:

Disclosure of Asset Impairment
Principal classes of Assets affected by Impairment and Reversal of Losses	Machinery and Equipment
Principal Facts and Circumstances that lead to Recognizing Impairment and Reversal of losses	Technical Obsolescence and Claim

	09-30-2016	12-31-2015
Information relevant to the sum of all impairment	ThU.S.$4,984	ThU.S.$4,658

This impairment provision is being analyzed to determine the definitive write-off corresponding to the related assets.

Goodwill

Goodwill is allocated to the groups of cash-generating units that are expected to benefit from the synergies of the combination.

At the date of these interim consolidated financial statements, the balance of goodwill is ThU.S.$75,071 (ThU.S.$69,475, at December 31, 2015)

Of the total of goodwill, ThU.S.$39,743 (ThU.S.$39,631 as of December 31, 2015) are generated by the acquisition of “Flakeboard”, a company that, directly and/or through its subsidiaries, possesses and operates 7 panel plants, for which Arauco acquired and paid, on September 24, 2012, the price of ThU.S.$242,502 for the 100% interest ownerhip.

The recoverable amount for Flakeboard’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections covering a 5-year term, applying a real discount rate of 7.8% which reflects current market assessments for the Panels segment in North America.

The investment in the panel plant in Pien, Brazil generated a goodwill of ThU.S.$32,513 (ThU.S.$27,030 as of December 31, 2015).

The recoverable amount for the Pien plant’s cash generating unit was determined based on the calculations of its value in use, and this calculation was made using cash flow projections based on the operational plan approved by the Administration, covering a 5-year term, applying a 9% real discount rate that reflects current evaluations for the panel segment in Brazil.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

As a result of the annual impairment test, the carrying value of the goodwill does not exceed their recoverable value, and therefore there is no need to recognize impairment losses.

As of September 30, 2016 and December 31, 2015, the variation of the balance in goodwill is only due to the translation adjustments as explained in the accounting policies.

NOTE 18. PROVISIONS, CONTINGENT ASSETS AND CONTINGENT LIABILITIES

The contingent liabilities for outstanding litigations are as follows:

Celulosa Arauco y Constitución S.A.

1. On August 25, 2005, the Chilean Servicio de Impuestos Internos (the “Chilean IRS”) issued tax resolutions No. 184 and No. 185 of 2005, objecting to certain income tax returns made by Arauco on April 16, 2001 and October 31, 2001, and furthermore, requested reimbursement from the Company for the tax returnes made in respect of certain claimed tax losses as well as the modification of the tax balance of retained earnings. On November 7, 2005, the Company requested a Review of the Supervision Action (Revisión de la Actuación Fiscalizadora, or “RAF”), which is an administrative review of the tax action brought by the Chilean IRS, and filed a claim disputing the abovementioned tax resolutions No. 184 and 185 of 2005. The RAF was resolved on January 9, 2009 by the Chilean IRS, which resolution only partially sustained the Company’s request. In response, the Company filed an additional complaint with regard to the portion of the RAF that was not granted by the administrative review. On February 19, 2010, the Court acknowledged receipt of the Company’s request. Subsequently, the tax authority issued a report and the Company commented on such report.

On September 26, 2014, Arauco requested the submission of this claim to the competent jurisdiction of the new Tax and Customs Courts. On October 10, 2014, Arauco’s request was granted. Currently the action is being considered by these new Courts under the Docket No. RUC 14-9-0002087-3. On March 20, 2015, the SII responded to the allegations submitted by Arauco against Liquidations No. 184 and 185 of 2005. Currently, the case’s evidentiary stage is due to begin.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company.

2. In conecction with Licancel Plant, on June 22, 2011, the Company was notified of a civil claim for compensation of prejudice for an alleged tort liability, filed by twelve fishermen of the Mataquito River before the Court of First Instance, Guarantee and Family of Licantén under Docket number 73-2011. The case arose out of dead fish allegedly found in the Mataquito River on June 5, 2007 caused by the Licancel Plant. The plaintiffs seek to be compensated for alleged damages that they had from the aforementioned event, including loss of profits, pain and suffering and an alleged contractual liability.

On October 21, 2015 the Court issued a definitive first instance decision partially admitting the claim, sentencing Celulosa Arauco y Constitución S.A. to pay each claimant – as non-monetary damages – the sum of $5,000,000 plus adjustments, as per the variation of the CPI, calculated as from May 2007 until the month of the actual payment. On November 16, 2015, the defendant challenged the definitive decision through the submission of a cassation appeal based on formal aspects and an ordinary appeal. In turn, the plaintiff

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

adhered to the appeal, seeking to have the amount of the non-monetary damages recognized by the first instance decision increased. Pending. (Court of Appeals Docket No. 60-2016).

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company.

3. Through Res. Ex. N° 1 issued by the Superintendence of the Environment (“SMA”) on January 8, 2016, notified on January 14, 2016, the SMA formulated 11 charges against the Company, due to alleged breaches of certain Environmental Qualification Resolutions for the Valdivia Plant and of DS No. 90/2000. The 11 charges were classified as follows by the SMA: 1 critical, 5 severe, 5 minor.

On February 12, 2016, the Company submitted its defenses. The SMA shall analyze and rule on the defenses, and it may request new information or open a term for providing evidence. Once these proceedings have been discharged, the SMA will issue a resolution that either absolves or sanctions the Company. The resolutions issued by the SMA may be appealed before the Environmental Court.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company.

4. Through Res. Ex. N° 1 of the SMA, dated February 17, 2016 notified on February 23, 2016, the SMA formulated 8 charges against the company due to alleged breaches of certain Environmental Qualification Resolutions for the Nueva Aldea Plant. The 8 charges were qualified by the SMA as follows: 7 severe and 1 minor.

On March 15, 2016, the company submitted - within the established term - a compliance program which contains 30 actions and goals, related to each one of the 8 alleged infringements. On July 15, 2016, the Exempted Resolution No. 11 of the SMA was notified, which approved the compliance program and suspended the punitive proceedings. If the program is satisfactorily implemented, it would be possible to conclude the proceedings without applying any sanctions.

On August 3, 2016, third-party complainants in the administrative proceeding filed a complaint appeal against Exempted Resolution No. 11 issued by the SMA, which approved the compliance program. The Third Environmental Court must issue a decision with regard to this complaint appeal.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company.

5. Through Exempted Resolution No. 1/File F-020-2016, dated May 6, 2016, the SMA formulated four charges against the company due to certain alleged breaches of the Environmental Qualification Resolutions of the Licancel Plant. The SMA classified the four charges as follows: 1 severe and 3 minor.

The company filed its defenses on June 8, 2016. On October 21, 2016, the SMA requested additional information from the company, which will be submitted in due time. Subsequently, the SMA could request additional information or open a term for the production of evidence. Once these proceedings have been completed, the SMA must issue a new resolution absolving or convicting the company. The SMA’s resolutions may be challenged before the Environmental Court.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Since the Company’s position is grounded in solid legal arguments, there is a reasonable margin for obtaining a favorable result for the Company.

6. Through Exempted Resolution No. 1/File F-031-2016, dated September 15, 2016, the SMA formulated three charges against the company due to certain alleged breaches of certain Environmental Qualification Resolutions of the Constitución Plant, and an alleged contravention of Law 19,300 resulting from a purported circumvention of the Environmental Assessment System. The SMA classified the three charges as follows: 1 severe and 2 minor.

On October 17, 2016, the company filed a Compliance Program containing 7 actions and objectives. This filing is pending before the SMA. If the compliance program is satisfactorily implemented, it would be possible to conclude the proceedings without the application of any sanctions.

Since the Company’s position is grounded in solid legal arguments, there is a reasonable margin for obtaining a favorable result for the Company.

Arauco Argentina S.A.

1. On December 14, 2007 the Federal Administration of Internal Revenue (Administración Federal de Ingresos Públicos)(“AFIP”) requested a determination, challenging the deductibility, as against Income Tax, of certain expenses, interests and exchange differences generated by Private Negotiable Obligations issued by the Company in 2001 and cancelled in 2007, for an amount of US$ 250,000,000.

This determination reached $417,908,207 (equivalent to MU.S.$ 27,296 as of September 30, 2016) for principal, compensatory interest and fines.

On February 11, 2008, the Company appealed before the National Tax Court (Tribunal Fiscal de la Nación) (“TFN”), which upheld the State’s determination on February 2010. The Company appealed this decision before the National Chamber of Appeals for Federal Administrative Disputes.

Likewise, the Company requested an interim measure of relief before the Chamber of Appeals, so that the Chamber may order the suspension of the determination’s enforceability while the final judgment is pending. On May 13, 2010, Chamber I of the National Chamber of Appeals for Federal Administrative Disputes approved the request, subject to the pledge of collateral, which collateral was furnished by the Company by means of Insurance Policy No. 86058, issued by Zurich Argentina Cia. de Seguros S.A. for $633,616,741 (equivalent to MU.S.$ 41,386 as of September 30, 2016).

The judgment of the Chamber of Appeals, issued in December 2012, was contrary to the company’s interests. The Company filed an Ordinary Appeal before the Supreme Court of Justice, which was authorized by the Chamber of Appeals, and an Extraordinary Appeal, which was duly noted by the Chamber for the relevant procedural phase.

During this entire process, the Company’s external advisors maintained their opinion that the Company had behaved within the limits of the law in its deduction of the interests, expenses and exchange differences that was challenged by the State, and that there were good changes that this determination issued by the AFIP would be rendered without effect.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

On July 22, 2016, Congress passed law No. 27,260, whose Title II, Book II establishes an Exceptional Regularization Regime for Tax, Social Security and Customs Obligations, for obligations that have been the subject matter of judicial proceedings (henceforth, the “Regularization Regime”).

The introduction of the Regularization Regime entails an exemption from the applicable fines as well as a portion of the interests. In order to enjoy these benefits, the taxpayer must unconditionally accept its counterparty’s claim in relation to the regularized obligations, as well as desist from and withdraw any action and right, including restitution actions, bearing the expense of litigation costs and expenses.

The legal counselors that have been intervening in the different stages of litigation have highlighted the very important economic advantages offered by the Regularization Regime in light of the contingency inherent to any judicial case.

On September 7, 2016, the Company materialized its application to the Regularization Regime before the AFIP, in connection to the obligations claimed in consideration to the adjustment conducted by the State regarding the Income Tax Statements filed between the years 2001 and 2004 and reported this situation to the Nation’s Supreme Court, consequently abandoning the Ordinary Appeal that had been promptly lodged.

As of this date, the updated amount for the contingency amounted to approximately $ 891,758,132 (equal to MU.S.$ 58,247 as of September 30, 2016), corresponding to principal, interest and fines. The Company decided to pay in cash, and the balance that was finally paid amounted to $ 248,503,504 (equal to MU.S.$ 16,231 as of September 30, 2016). Additionally, the Company shall assume the payment of all litigation costs and trial expenses, the sum of which was undetermined as of the date of these financial statements. On November 1, 2016, the Nation’s Supreme Court of Justice declared the abovementioned remedy’s abandonment and returned the file to the court of origin.

2. By way of Resolutions Nos. 952/2000 and 83/03, and within the context of the provisions of Law No. 25,080, the former Secretary for Agriculture, Ranching, Fishing and Foods approved the projects submitted by Arauco Argentina S.A. to build an MDF plant (boards) and a sawmill, along with the forestation of several hectares for supplying said industries.

In March of 2005, by way of Note No. 145/05, issued by the Undersecretary for Agriculture, Ranching and Forestation, the exemption to pay exportation duties granted to Arauco Argentina S.A. was suspended, as were the exemptions granted to all other companies benefited by this system under Law No. 25,080, a suspension which was implemented as a preventive measure, invoking the need to review the proceedings conducted in the respective case files. After the exhaustion of the administrative procedures, the measure is being argued by the company before the courts. In said context, on November 8, 2006, the V Chamber of the National Appeals Court for Adversarial Administrative and Federal Matters issued a ruling ordering that Arauco Argentina S.A. to continue to enjoy an exemption from paying the exportation duties, provided that it guarantee said duties by taking out warranty insurance. The judicial measure became effective beginning on March of 2007 by collateralization through the granting of bond (caución) policies for each shipment permits exempted from payment of export duty. Notwithstanding this ruling, the issuance of the ruling on the substantial issues of the matter is still pending. The company maintains an assignment of funds equivalent to ThU.S.$ 23,440 in connection to the aforementioned export duties, which is shown under not current provisions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

The export duties paid by the company while the benefit was suspended were allocated to the results of each financial year. As of this date, the company has submitted a claim against the National Government demanding the return of ThU.S.$6,555, plus interest accrued as from the serving of process of said claim, amount which corresponds to the Export Duties paid between March of 2005 and March of 2007 as a result of the benefit’s suspension.

In turn, during April of year 2005, the Secretary for Agriculture, Ranching, Fishing and Foods issued Resolution No. 260/2005, requiring that holders of any firms that had received the fiscal benefits granted under Law No. 25,080 should establish guarantees to cover the total amount of any such benefits, considering for such purposes all benefits that had been enjoyed until the date of their establishment. Arauco Argentina S.A. then proceeded to establish the required guarantees, which - as of the date of these financial statements - amount to Argentine Pesos 245,359,796 (ThU.S.$16,026 at September 30, 2016).

Arauco Argentina S.A. believes that it has complied with all of the obligations imposed upon it by the system set forth under Law No. 25,080.

3. On December 6, 2013, Arauco Argentina S.A. was served upon Resolution 803 issued by the Central Bank of the Republic of Argentina (BCRA) on November 22, 2013. By means of such resolution, the BCRA initiated Investigation No. 5581, whereby it is sought to determine the absence of currency inflow and liquidation, and the delayed inflow of currency arising from export operations.

On March 6, 2014, the BCRA notified Arauco Argentina S.A. that it had received the APSA’s response and was beginning the trial period. On June 18, 2014 the BCRA notified the company of the closure of the trial period. On June 26, 2014 APSA presented its answer. On October 6, 2014, the company was served with the ruling dated September 30, 2014, issued by the National Criminal and Economic Court No. 8, Secretary No. 16, through which it was notified that the court would analyze the case under Case File No. 1330/2014.

The resolution through which the Intervening Court declared the expiration of the criminal action based on the statute of limitations and acquitted the Company was issued on August 23, 2016

Arauco do Brasil S.A.

On November 8, 2012, the Brazilian tax authorities issued an Infringement Notice against one of our Brazilian subsidiaries, Arauco do Brasil S.A., for allegedly unpaid taxed owed by said company during the period from 2006 to 2010. Specifically, the tax authorities (i) objected to the deductibility of certain payments made, and expenses incurred (including the amortization of premiums, interest and litigation costs) by Arauco do Brasil between 2005 and 2010, and, (ii) argued that Arauco do Brasil made certain insufficient payments regarding the Brazilian Corporate Tax (“IRPJ”) and the Corporate Contribution over Net Profits (“CSLL”) during 2010.

On July 20, 2015, Arauco do Brasil was notified of the first-level administrative ruling which partially upheld the Infringement. Against this ruling, a Voluntary Appeal was filed seeking to revoke the Infringement Notice before the Brazilian Administrative Tax Council (Conselho

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Administrativo de Recursos Fiscais de Brasil or “CARF”), which is the second administrative level. As of the date of this report, the trial pertaining to this objection is still pending. The company believes that its challenge against the Infringement Notice is based on sound legal grounds and that a reasonable possibility exists that this matter will be resolved in favor of the company. However, if a favorable ruling is not obtained, it is possible that an obligation is generated in the aforementioned sums, plus interest and fines, up to the date on which the respective payment is made.

Forestal Arauco S.A.

1. On October 8, 2013, Bosques Arauco S.A., now Forestal Arauco S.A. was notified of a civil claim filed by Mr. Manuel Antonio Fren Casanova, requesting the court to declare the properties known as Cuyinco and Cuyinco Alto as two different properties and, therefore, to order the cancellation of the ownership registration in the name of Bosques Arauco S.A. found on N° 290 of page 266 of the Registry of Property kept by the Real Estate Registrar of Cuyinco Alto, on the grounds that, Bosques Arauco S.A. erroneously understood that its property, Cuyinco Alto of 4,600 hectares, would also encompass the land known as Cuyinco, which allegedly belongs to the claimant.

The claim was filed before the Civil Court of Lebu (Case File No. C-269-2013).

On October 27, 2015, the Court passed a first instance definitive judgment, dismissing the claim in its entirety. On November 16, 2015, the plaintiff challenged the first instance judgment by means of a cassation appeal based on substantial and procedural grounds. (Case Docket Court of Appeals No. 1956-2015). The Court of Appeals decided to send the case back to the first instance court, in order for the latter to issue a ruling regarding a witness disqualification that was not resolved in the original decision, thus completing the ruling. The first instance court, complying with the orders issued by the Court of Appeals of Concepción, decided to reject the witness disqualification filed against witness Mr. Gabriel Fernández P., and none of the parties objected to said decision. Thereafter, the case once again was remitted to the Court of Appeals of Concepción and the CONADI’s report was received. Currently, the case is being entertained by the Court of Appeals, pending a hearing and resolution of the appeal and formal cassation appeal filed in the trial. Pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company.

2. Maquinarias y Equipos Klenner Limitada filed a civil damages claim before the First Civil Court of Valdivia, Case File number C-375-2015, against Forestal Arauco S.A. The claim seeks compensation for alleged damages brought as a result of the termination of a service provision contract that took place on February 9, 2010

On February 6, 2015, the claim was served on Mr. Cristián Durán Silva, on behalf of Forestal Arauco S.A. On February 12, 2015, the company appeared submitting a motion to void the service of process, since Mr. Cristian Durán Silva was not the legal representative of Forestal Arauco S.A., and because the requirements of article 44 of the Code of Civil Procedure had not been fulfilled in this service of process.

The Court granted the plaintiff the legal term to submit its arguments in this regard, issuing a resolution dated February 17 of 2015. Moreover, the company required that proceedings be suspended while this matter was pending decision. The Court gave the floor to the plaintiff with regard to this request. In view of the foregoing, on February 24, 2015, the

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

company raised dilatory defenses, In view of the above, on February 24, 2015, the company filed dilatory defenses, which were dismissed by the Court on August 20, 2015. The decision whereby the defenses were dismissed was appealed by the defendant, and such appeal was ultimately dismissed by the Court of Appeals of Valdivia. On September 2, 2015, Forestal Arauco S.A. answered the claim. Subsequently, the plaintiff filed a reply, and the defendant filed the rejoinder. On October 1, 2015, a settlement hearing took place without any results.

The Court issued the ruling ordering the production of evidence. Both parties lodged a reconsideration appeal, with a secondary ordinary appeal, in an effort to amend the abovementioned ruling. The Court dismissed both reconsideration appeals and granted the secondary ordinary appeals. The Court of Appeals rejected both secondary appeals, and no variations were made to the ruling that ordered the production of evidence.

The period for producing evidence in the first instance stage commenced, and both parties submitted documents and testimonial evidence, and the court ordered hearings for the production of electronic evidence and the exhibition of certain documents. The defendant requested the court to issue a ruling ordering the parties to await a final award. The Court ordered that it first be certified that the period for producing evidence had expired. The Court issued a resolution whereby the trial stage of the case was closed and left its final judgment pending. On September 23, 2016, the Court decided to carry out an accounting assessment as a measure for an improved ruling, which was conducted on October 24, 2016. The Parties’ observations in this regard are still pending.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company.

3. On April 28, 2015, the company was notified of and answered the action for recovery submitted in ordinary proceedings by Mr. Rodrigo Huanquimilla Arcos and Mr. Mario Andrades Rojas, attorneys at law, on behalf of 24 members of the Arcos succession, who claiming to be owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, request that Forestal Celco S.A., currently Forestal Arauco S.A., be sentenced to return the abovementioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. The company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

The Court issued the resolution that commenced the evidentiary stage and ordered that this trial be joined with case file No. C-54-2015, suspending the proceeding and ordering the parties to appoint a joint representative to act on behalf of both parties. The attorneys for both claimant parties conferred reciprocal powers to each other, and thus the Court deemed they had fulfilled the legal requirement. The defendant lodged an appeal against this ruling before the Court of Appeals of Talca. Likewise, the defendant lodged an appeal against the ruling that failed to decide the reconsideration appeal that had been previously filed against the ruling that ordered the production of evidence. The Court of Appeals dismissed both appeals.

In the first instance stage, the period for producing evidence commenced and both parties produced evidence. The period for producing evidence expired on May 9, 2016. Both parties have requested that the court issue a resolution whereby the trial stage be declared closed and the case ready for the issuance of the final judgment. The Court has rejected such petitions because a procedure in the case is currently pending. Case file C-334-2014 of the Civil Court of Constitución.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company.

4. On April 6, 2015, the company was notified through a rogatory letter regarding the claim submitted by Mr. Gustavo Andrés Ochagavía Urrutia, attorney at law, acting on behalf of 23 members of the Arcos succession, who claim to be the owners of the estate that they identify as Hacienda Quivolgo, of 5,202 hectares, requesting that Forestal Celco S.A., currently Forestal Arauco S.A., be ordered to return the abovementioned real property plus civil and natural fruits or revenues as well as any estates adhered to it, along with any damages that the real property may have suffered, with litigation costs. They base their claim in that Forestal Celco S.A., currently Forestal Arauco S.A., is allegedly in possession but does not own the real property in question. On April 28, 2014, the company proceeded to answer the claim requesting that it be completely rejected, arguing that Forestal Celco S.A., currently Forestal Arauco S.A., is the sole and legitimate owner of the real property.

On January 6, 2016, the plaintiff was notified of the ruling which commences the trial period. On January 8, 2016, the defendant requested a consolidation of the proceedings with Case file 334-2014, as well as the suspension of the proceedings until this request is decided upon.

On January 12, 2016, the Court granted the plaintiff a term for issuing observations regarding the request for joinder of proceedings, and meanwhile suspended the procedure. The Court ordered this case file to be joined with the proceedings of case file No. C-334-2014. Case file C-54-2015 of the Civil Court of Constitución.

Considering that the Company’s position is based on solid legal grounds, there is a reasonable margin for obtaining a favorable result for the Company.

At the end of each reporting period there are no other contingencies that might significantly affect the Company’s financial, position or results of operations.

Provisions recorded as of September 30, 2016 and December 31, 2015 are as follows:

	09-30-2016 Unaudited	12-31-2015
Classes of Provisions	ThU.S.$	ThU.S.$
Provisions, Current	628	858
Provisions for litigations	443	404
Other provisions	185	454
Provisions, non-Current	38,686	34,541
Provisions for litigations	15,244	10,996
Other provisions	23,442	23,545

Total Provisions	39,314	35,399

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

	09-30-2016 Unaudited
Movements in Provisions	Litigations ThU.S.$	Other Provisions ThU.S.$	Total ThU.S.$
Opening balance	11,400	23,999	35,399
Changes in provisions
Increase in existing provisions	4,901	—	4,901
Used provisions	(408)	(269)	(677)
Increase (decrease) in foreign currency exchange	(207)	—	(207)
Other Increases (Decreases)	1	(103)	(102)
Total Changes	4,287	(372)	3,915
Closing balance	15,687	23,627	39,314

(*)	The increase in legal claims is composed mainly of Th.U.S.$626 from Brazilian subsidiaries in connection with civil and labor lawsits, being the latter the most important. In addition there are ThU.S.$38 from Uruguay and ThU.S.$ 4,236 from Arauco Argentina in connection with labor lawsuits (2,409), the TFN lawsuit (1,480) and SES provision (707).
(**)	The change of Other Provisions comprises mainly a reversal of existing provision of Th.U.S.$ 100 corresponding to Arauco Argentina.

	12-31-2015
Movements in Provisions	Litigations (*) ThU.S.$	Other Provisions (**) ThU.S.$	Total ThU.S.$
Opening balance	16,038	51,026	67,064
Changes in provisions
Increase in existing provisions	2,555	1,429	3,984
Used provisions	(2,990)	—	(2,990)
Increase (decrease) in foreign currency exchange	(5,163)	—	(5,163)
Other Increases (Decreases)	960	(28,456)	(27,496)
Total Changes	(4,638)	(27,027)	(31,665)
Closing balance	11,400	23,999	35,399

Provisions for litigations are related to labor and tax claims whose payment period is uncertain. Other provisions mainly include the recognition of a liability related to investments in associates and joint ventures accounted under the equity method with net asset deficiency at the end of the reporting period.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 19. INTANGIBLE ASSETS

Classes of Intangible Assets, Net	09-30-2016 ThU.S.$	12-31-2015 ThU.S.$
Intangible assets, net	81,611	88,112
Computer software	18,068	21,251
Water rights	5,689	5,485
Customer	52,517	55,265
Other identifiable intangible assets	5,337	6,111

Classes of intangible Assets, Gross	146,870	142,704
Computer software	60,858	58,275
Water rights	5,689	5,485
Customer	71,749	70,676
Other identifiable intangible assets	8,574	8,268

Classes of accumulated amortization and impairment
Total accumulated amortization and impairment	(65,259)	(54,592)
Accumulated amortization and impairment, intangible assets	(65,259)	(54,592)
Computer software	(42,790)	(37,024)
Customer	(19,232)	(15,411)
Other identifiable intangible assets	(3,237)	(2,157)

Reconciliation of the carrying amount of intangible assets at the beginning and end of each reporting period balances

	09-30-2016 Unaudited
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	21,251	5,485	55,265	6,111	88,112
Changes
Additions	1,465	204	—	189	1,858
Disposals	(20)	—	—	—	(20)
Amortization	(5,243)	—	(3,472)	(1,396)	(10,111)
Increase (decrease) in foreign currency conversion	331	—	724	433	1,488
Others Increases (Decreases)	284	—	—	—	284
Changes Total	(3,183)	204	(2,748)	(774)	(6,501)
Closing Balance	18,068	5,689	52,517	5,337	81,611

	12-31-2015
Reconciliation of intangible assets	Computer Software ThU.S.$	Water Rigths ThU.S.$	Customer ThU.S.$	Others ThU.S.$	TOTAL ThU.S.$
Opening Balance	18,224	5,442	63,164	6,428	93,258
Changes
Additions	9,638	66.00	—	690	10,394
Disposals	(73)	—	—	(70)	(143)
Amortization	(6,448)	(2.00)	(4,819)	(684)	(11,953)
Increase (decrease) in foreign currency conversion	(84)	-21	(3,080)	(253)	(3,438)
Changes Total	3,027	43	(7,899)	(317)	(5,146)
Closing Balance	21,251	5,485	55,265	6,111	88,112

		Average
Computer Software	Years	5
Customer	Years	15
Brands	Years	7

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

The amortization of customer and computer software is presented in the Consolidated Statements of profit or loss under the Administrative Expenses line item.

NOTE 20. BIOLOGICAL ASSETS

Biological assets comprise forestry plantations, mainly radiata and taeda pine, and to a lesser extent eucalyptus. The plantations are located in Chile, Argentina, Brazil and Uruguay, with a total surface of 1.7 million hectares, out of which 1 million hectares are used for forestry planting, 409 thousand hectares are native forest, 190 thousand hectares are used for other purposes and 63 thousand hectares not yet planted.

As of September 30, 2016, the production volume of logs totaled 14.2 million cubic meters (14.8 million cubic meters as of September 30, 2015).

Measurements of fair value of Arauco’s biological assets are classified as Level 3, due to the fact that inputs are not observable. However, this information reflects the assumptions that market participants would use in pricing the asset, including assumptions about risk.

These unobservable inputs were developed using the best information available and includes internal data from Arauco. These unobservable inputs can be adjusted if the available information indicates that other market participants would use different information or there is something specific in Arauco that is not available to other market participants.

The main considerations in determining the fair value of biological assets include the following:

•	Arauco uses discounted expected future cash flows of its forest plantations, which are based on a harvest projection date for all existing plantations.

•	Current forestry plantations are projected based on a net volume that will not decrease, with a minimum growth equivalent to the current supply demand.

•	Future plantations are not considered.

•	The harvest of forestry plantations supplies raw materials for all other products that Arauco produces and trades. By directly controlling the development of forests that will be processed, Arauco ensures high quality timber for each of its products.

•	Expected cash flows are determined in terms of harvest and expected sale of forestry products, associated with the demand from the Company’s own industrial centers and sales to third parties at market prices. Sales margin of the different products that are harvested in the forest is also considered in the valuation. The changes in the value of the plantations pursuant to the criteria defined above are accounted for in the results for the fiscal year, as established in IAS 41. These changes are presented in the Statement of profit or loss under the line item Other income per function, which as of September 30, 2016 amounted to ThU.S.$139,905 (ThU.S.$140,692 as of September 30, 2015). The appraisal of biological assets resulted in a greater cost of the lumber sold in comparison to the real incurred cost, which is presented included in the cost of sales which as of September 30, 2016 amounted to ThU.S.$150,903 (ThU.S.$142,427 as of September 30, 2015).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

•	Forestry plantations are harvested according to the needs of Arauco’s production plants.

•	The discount rates used are 8% in Chile, Brazil and Uruguay, and 12% in Argentina.

•	It is expected that prices of harvested timber are constant in real terms based on market prices.

•	Cost expectations with respect to the lifetime of the forests are constant based on estimated costs included in the projections made by Arauco.

•	The average crop age by species and country is:

	Chile	Argentina	Brazil	Uruguay
Pine	24	15	15	—
Eucalyptus	12	10	7	10

The following table sets forth changes in fair value of biological assets considering variations in significant assumptions considered in calculating the fair value of the assets:

		ThU.S.$
Discount rate	0.5	(113,584)
	-0.5	120,186
Margins (%)	10	389,465
	-10	(389,465)

Forestry plantations classified as current Biological assets are those to be harvested and sold within twelve months after the reporting period.

The Company has contracted fire insurance policies for its forestry plantations, which in conjunction with the Company’s resources and efficient protection measures for these forestry assets, allow financial and operational risks to be minimized.

Detail of Biological Assets Pledged as Security

As of September 30, 2016, there are no forestry plantations pledged as security.

Detail of Biological Assets with Restricted Ownership

As of the date of these interim consolidated financial statements, there are no biological assets with restricted ownership.

No significant government grants have been received.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Current and Non-Current Biological Assets

As of the date of these interim consolidated financial statements, the Current and Non-current biological assets are as follows:

	09-30-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Current	297,496	306,529
Non-current	3,588,474	3,520,068
Total	3,885,970	3,826,597

Reconciliation of carrying amount of biological assets

Movement	09-30-2016 Unaudited ThU.S.$
Opening Balance	3,826,597
Changes in Biological Assets
Additions	94,010
Decreases due to Sales	(765)
Decreases due to Harvest	(244,194)
Gain (losses) arising from changes in fair value less costs to sale	139,806
Increases (decreases) in Foreign Currency Translation	70,841
Other Increases (decreases)	2,344
Total Changes	59,373
Closing Balance	3,885,970

Movement	12-31-2015 ThU.S.$
Opening Balance	3,846,353
Changes in Biological Assets
Additions	215,557
Decreases due to Sales	(1,028)
Decreases due to Harvest	(299,501)
Gain (losses) arising from changes in fair value less costs to sale	210,479
Increases (decreases) in Foreign Currency Translation	(111,502)
Loss of forest due to fires	(34,850)
Other Increases (decreases)	1,089
Total Changes	(19,756)
Closing Balance	3,826,597

As of the date of these interim consolidated financial statements, there are no disbursements related to the acquisition of biological assets.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 21. ENVIRONMENTAL MATTERS

Environment Management

For Arauco, sustainability means management strategy. This strategy incorporates values, commitments and standards, that together with the adoption of best practices as well as the use of the latest available technologies, seek to continuously improve the Company’s environmental management. It is the environmental department and each of its specialists that ensure these guidelines are met and are put in to practice in everyday company operations.

All of Arauco’s production units have certified environmental management systems, which reinforce the Company’s commitment to environmental performance and ensure the traceability of all raw materials used.

Arauco uses several supplies in its productive processes such as wood, chemical products, and water, etc., which in turn produce liquid and gas emissions. As a way to make the Company’s environmental management more efficient, significant progress has been made to reduce consumption and emissions.

Environmental investments have been made related to the control of atmospheric emissions, process improvements, water and waste management, as well as effluent treatment, in order to improve the environmental performance of all of Arauco’s business units.

Detail information of disbursements related to the environment

As of September 30, 2016 and December 31, 2015 Arauco has made and / or has committed the following disbursements by major environmental projects:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

09/30/2016		Disbursements undertaken 2016				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	53	Assets	Property, plant and equipment	650	2016
Arauco Do Brasil S.A.	Environmental improvement studies	In process	166	Expense	Administration expenses	1,450	2017
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	840	Assets	Property, plant and equipment	2,221	2016
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	318	Assets	Property, plant and equipment	8,242	2018
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	1,460	Assets	Property, plant and equipment	6,528	2016
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	478	Assets	Property, plant and equipment	15,476	2018
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	33,527	Assets	Property, plant and equipment	82,625	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	19,496	Expense	Operating cost	11,307	2016
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	142	Assets	Property, plant and equipment	1,278	2016
Arauco Argentina S.A	Construction emisario	In process	8	Assets	Property, plant and equipment	797	2016
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	173	Assets	Property, plant and equipment	3,779	2016
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	127	Assets	Property, plant and equipment	6,168	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	980	Expense	Operating cost	327	2016
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	371	Expense	Administration expenses	124	2016
Paneles Arauco S.A.	Environmental improvement studies	In process	1,104	Assets	Property, plant and equipment	257	2016
Forestal Arauco S.A. (Ex-Forestal Celco S.A.)	Environmental improvement studies	In process	465	Expense	Administration expenses	597	2016
Forestal los Lagos S.A	Environmental improvement studies	In process	170	Expense	Operating cost	38	2016

		TOTAL	59,878			141,864

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

12/31/2015		Disbursements undertaken 2015				Committed Disbursements
Company	Name of project	State of project	Amount ThU.S.$	Asset Expense	Asset/expense destination item	Amount ThU.S.$	Estimated date
Arauco Do Brasil S.A.	Environmental improvement studies	In process	32	Assets	Property, plant and equipment	220	2016
Arauco Do Brasil S.A.	Environmental improvement studies	In process	220	Expense	Administration expenses	699	2016
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of gas emissions from industrial process	In process	2,720	Assets	Property, plant and equipment	0
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	In process	2,688	Assets	Property, plant and equipment	1,057	2016
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	4,818	Assets	Property, plant and equipment	0
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	244	Assets	Property, plant and equipment	0
Celulosa Arauco Y Constitucion S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	6,668	Assets	Property, plant and equipment	113,321	2017
Celulosa Arauco Y Constitucion S.A.	Environmental improvement studies	Finished	27,868	Expense	Operating cost	0
Celulosa Arauco Y Constitucion S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	2,122	Assets	Property, plant and equipment	1,420	2016
Arauco Argentina S.A	Construction emisario	In process	0	Assets	Property, plant and equipment	805	2016
Arauco Argentina S.A	Expansion of solid industrial waste dumpsite for management of these in the future	In process	165	Assets	Property, plant and equipment	3,952	2016
Arauco Argentina S.A	Environmental improvement studies	Finished	117	Assets	Property, plant and equipment	0
Arauco Argentina S.A	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	38	Assets	Property, plant and equipment	6,268	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	1,627	Expense	Operating cost	109	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	In process	555	Assets	Property, plant and equipment	366	2016
Paneles Arauco S.A.	Investment projects for the control and management of hazardous liquids and water energy optimization of industrial plants	Finished	720	Assets	Property, plant and equipment	0
Paneles Arauco S.A.	Expansion of solid industrial waste dumpsite for management of these in the future	In process	355	Expense	Administration expenses	355	2016
Forestal Arauco S.A. (Ex-Forestal Celco S.A.)	Environmental improvement studies	In process	613	Expense	Administration expenses	783	2016
Forestal los Lagos S.A	Environmental improvement studies	In process	206	Expense	Operating cost	208	2016

		TOTAL	51,776			129,563

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 22. NON-CURRENT ASSETS HELD FOR SALE

Arauco decided to sell assets in previous years corresponding mainly to sawmills in Chile and remains committed to its sales plan.

By the end of fiscal year 2015, Paneles Arauco S.A. decided to reclassify to Properties, plant and equipment an amount of ThU.S.$5,429, since the Escuadron, La Araucana and Remanufactura Lomas Coloradas plants were used as warehouses for finished products. These assets consisted of buildings and saw mill equipment, which were shut down in preceding years.

The following table sets forth information on the main types of non-current assets held for sale:

	09-30-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Land	216	217
Buildings	1,122	1,122
Property, plant and equipment	1,778	1,855
Total	3,116	3,194

There were no significant effect on results related to the sale of assets held for sale on September 30, 2016 and December 31, 2015

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 23. FINANCIAL INSTRUMENTS

23.1 Classification

Arauco’s financial instruments as of September 30, 2016 and December 31, 2015, are displayed in the table below. Regarding those instruments valued at an amortized cost, as estimation of their reasonable value is displayed for informational purposes.

Financial Instruments Thousands of dollars	September 2016 Unaudited		December 2015
	Carrying amount	Fair Value	Carrying amount	Fair Value

Fair value through profit or loss (held for trading)	163,527	163,527	200,034	200,034
Forward	4,717	4,717	3,245	3,245
Mutual funds (2)	158,810	158,810	196,789	196,789
Loans and Accounts Receivables	962,535	962,535	1,054,952	1,054,952
Cash and cash equivalents	300,858	300,858	303,236	303,236
Cash	162,240	162,240	143,324	143,324
Time deposits	138,618	138,618	159,912	159,912
Agreements	—	—	—	—
Accounts Receivables (net)	657,999	657,999	748,592	748,592
Trades and other receivables	529,278	529,278	614,655	614,655
Lease receivable	963	963	15	15
Other receivables	127,758	127,758	133,922	133,922
Accounts receivable from related parties	3,678	3,678	3,124	3,124
Other Financial Assets (5)	14,573	14,573	29,545	29,545

Financial Liabilities at amortized cost (3)	4,907,882	5,260,839	4,895,594	5,095,197
Bonds issued denominated in U.S. dollars	2,297,123	2,480,063	2,317,216	2,409,538
Bonds issued denominated in U.F. (4)	960,280	1,078,934	863,118	923,775
Bank Loans in Dollars	936,918	991,627	953,898	1,004,792
Bank borrowing denominated in U.S. dollars	21,103	21,103	43,644	43,644
Financial Leasing	127,130	123,785	127,559	123,289
Trades and other Payables	558,007	558,006	583,018	583,018
Accounts payable to related parties	7,321	7,321	7,141	7,141
Financial liabilities at fair value through profit or loss	430	430	1,429	1,429
Hedging Liabilities	106,394	106,394	226,139	226,139

(1)	Assets measured at fair value through profit or loss other than mutual funds classified as cash equivalents, are presented in the line item “other financial assets” in the consolidated statement of financial position.
(2)	Although mutual funds are measured at fair value through profit or loss for purposes of the consolidated statement of financial position mutual funds are classified as “Cash and cash equivalents” due to the are highly liquid short term investment.
(3)	Financial liabilities measured at amortized cost, other than “Trade and other payables” and derivatives are presented in the consolidated statement of financial position in the line item “Other financial liabilities” as current and non-current based on their maturity.
(4)	The Unidad de Fomento (“UF”) is a unit of account that is linked to, and is adjusted daily to reflect changes in the Chilean consumer price index.
(5)	Includes guarantee fund for derivatives which correspond to the collateral under swap agreements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.2 Fair Value Hierarchy of Financial Assets and Liabilities

The assets and liabilities measured at fair value in the consolidated statements of financial position as of September 30, 2016, have been measured based on the valuation methodologies provided in IAS 39. The methodologies applied for each financial instrument are classified according to their hierarchy as follows:

•	Level 1: Securities or quoted prices in active markets for identical assets and liabilities

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable for the assets or liabilities, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3: Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

Financial Instruments	Fair Value		Fair value
Thousands of dollars	September 2016	Level 1	Level 2	Level 3

Financial assets measured at fair value
Derivates	4,717		4,717
Mutual Funds	158,810	158,810

Other financial assets	14,573	5,488	9,085

Financial liabilities measured at fair value
Bonds issued denominated in U.S. dollars	2,480,063	2,480,063
Bonds issued denominated in U.F.	1,078,934	1,078,934
Bank Loans in Dollars	991,627		991,627
Bank borrowing denominated in U.S. dollars	21,103		21,103
Financial Leasing	123,785		123,785

Hedging Liabilities	106,394		106,394
Financial liabilities at fair value through profit or loss	430		430

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.3 Explanation of the valuation of Financial Instruments.

Cash and cash equivalent and accounts receivable

The carrying amount of accounts receivable flows, cash and cash equivalents (including mutual funds), and other financial assets and liabilities approximate their fair value due to the short-term nature of such instruments.

Derivative financial instruments

Interest rate and currency swaps are valued under the cash flow discount method at the rate applicable according to the transaction’s risk, using an internal methodology based on the information obtained from Bloomberg. In this particular case, given that cross currency swaps correspond to future flows in UF and future flows in Dollars, Arauco calculates the current value of such flows by using 2 discount curves: the UF zero coupon curve and the Dollar zero coupon.

The fair value of the interest rate swap contracts is calculated by reference to the rate differential between the agreed upon rate and the market rate as of the end date of these financial statements.

The fair value of the currency forward contracts is calculated by reference to the current forward exchange rates of contracts with similar maturity profiles.

For the case of zero cost collar, the Bloomberg terminal is used to value Fuel Oil No. 6 options.

Financial Liabilities

The fair value of bonds issued was determined with reference to quoted market prices as they have standard terms and conditions.

The fair value of bank borrowings were determined based on discounted cash flow analysis, applying the corresponding discount yield curves to the remaining term to maturity.

Disclosures of the fair value of financial liabilities at amortized cost are determined via the use of discounted cash flows, calculated over variables of the observable markets as of the date of informing the consolidated financial statements, and correspond to Level 2 of the fair value hierarchy.

The following table shows compliance with financial covenants (level of indebtedness, exposed on point 23.9.3) required by domestic bond indentures:

	September 2016 ThU.S.$ Unaudited	December 2015 ThU.S.$
Financial debt, current	716,859	291,798
Financial debt, non-current	3,625,695	4,013,637
Total financial debt	4,342,554	4,305,435
Cash and cash equivalent	(459,668)	(500,025)
Net financial debt	3,882,886	3,805,410
Non-controlling interests	44,494	37,735
Equity attributable to owners of parent	6,886,947	6,608,710
Total equity	6,931,441	6,646,445

Debt to equity ratio	0.56	0.57

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following table sets forth a reconciliation between the financial liabilities and the statement of financial position as of September 30, 2016 and December 31, 2015:

Thousands of dollars	September 2016
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	12,590	419,877	432,467	1,235,217	1,589,718	2,824,935	3,257,402
Bank borrowing	80,873	159,355	240,228	625,562	92,231	717,793	958,021
Financial Leasing	10,633	33,530	44,163	82,967	—	82,967	127,130
Government loans	—	—	—	—	—	—	—
Swap and Forward	1,016	—	1,016	105,809	—	105,809	106,825

Other Financial Liabilities, Total (a)	105,112	612,762	717,874	2,049,555	1,681,949	3,731,504	4,449,378

Thousands of dollars	September 2016
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	530,005	28,002	558,007	—	—	—	558,007
Related party payables	7,321	—	7,321	—	—	—	7,321

Accounts Payable, Total (b)	537,326	28,002	565,328	—	—	—	565,328

Financial Liabilities, Total (a) + (b)	642,438	640,764	1,283,202	2,049,555	1,681,949	3,731,504	5,014,706

Thousands of dollars	December 2015
	Up to 90 days	From 91 days to 1 year	Other current financial liabilities, Total	From 13 months to 5 years	More than 5 years	Other non-current financial liabilities, Total	Total
Bonds obligations	49,357	5,836	55,193	1,179,558	1,945,583	3,125,141	3,180,334
Bank borrowings	126,795	72,948	199,743	648,017	149,782	797,799	997,542
Financial leasing	9,301	27,561	36,862	90,697	—	90,697	127,559
Government loans	—	0	0	—	—	—	0
Swap and Forward	4,240	—	4,240	223,328	—	223,328	227,568

Other Financial Liabilities, Total (a)	189,693	106,345	296,038	2,141,600	2,095,365	4,236,965	4,533,003

Thousands of dollars	December 2015
	Up to 90 days	From 91 days to 1 year	Total Current	From 13 months to 5 years	More than 5 years	Total non-current	Total
Trades and other payables	583,018	0	583,018	—	—	—	583,018
Related party payables	7,141	—	7,141	—	—	—	7,141

Accounts Payable, Total (b)	590,159	0	590,159	—	—	—	590,159

Financial Liabilities, Total (a) + (b)	779,852	106,345	886,197	2,141,600	2,095,365	4,236,965	5,123,162

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.4 Derivative Financial Instruments

Hedging instruments recorded as of September 30, 2016 are cash flow hedges. Arauco uses derivatives for hedging purposes, such as cross currency swaps, currency and commodity forwards, interest rate swaps, and options. Depending on the fair value of each instrument, the position could be either an asset or a liability, and they are listed in the Statement of Financial Position under Other Non-current Financial Assets or Other Non-current Financial Liabilities, respectively. The effects for the period are presented under Equity as Other Comprehensive Income or the Statement of Comprehensive Income as Finance Income or Finance Costs, net of differences in exchange rate of the hedged items and the deferred tax.

A summary of the hedging instruments included in the Financial Position Statement as of the end of this period, is presented below:

Financial Instruments	Fair Value ThU.S.$
Assets at fair value through profit or loss (held for trading)	4,717
Derivatives-Uruguay (1)	4,717

Hedging Assets	4,740
Derivatives-Uruguay (1)	746
Zero Cost Collar	916
Cross Currency Swaps	3,078

Financial liabilities at fair value through profit or loss	(430)
Forward-Colombia	(337)
Derivatives-Uruguay (1)	(93)

Hedging Liabilities	(106,394)
Cross Currency Swaps	(104,974)
Derivatives-Uruguay (1)	(1,420)

(1)	Include Swap and Forward from Uruguay tables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.4.1. Chile

Cross currency swaps

Arauco has exposure to cash flow variability in the exchange rate risk factor. This occurs mainly because of holding assets or liabilities in currencies other than the functional currency, creating variations that could affect the operation’s results.

Below are the cross currency swaps that Arauco has as of September 30, 2016 to cover the exposure to the exchange rate risk generated from bonds denominated in UF:

Bond	Institution	Amount U.S.$	Amount UF	Starting date	Ending date	Market Value U.S.$
F	Deutsche - England	43,618,307	1,000,000	10/30/2011	10/30/2021	(5,970,229)
F	JP Morgan - N.A.	43,618,307	1,000,000	10/30/2011	10/30/2021	(5,836,619)
F	Deutsche - England	37,977,065	1,000,000	04/30/2014	04/30/2019	1,690,986
F	BBVA - Chile	38,426,435	1,000,000	10/30/2014	04/30/2023	(519,863)
F	BBVA - Chile	38,378,440	1,000,000	10/30/2014	04/30/2023	(134,538)
F	Santander - Chile	37,977,065	1,000,000	10/30/2014	04/30/2023	414,360
F	BCI - Chile	37,621,562	1,000,000	10/30/2014	04/30/2023	973,136
J	Corpbanca - Chile	42,864,859	1,000,000	09/01/2010	09/01/2020	(5,992,460)
J	BBVA - Chile	42,864,859	1,000,000	09/01/2010	09/01/2020	(5,992,460)
J	Deutsche - England	42,864,859	1,000,000	09/01/2010	09/01/2020	(6,077,984)
J	Santander - Spain	42,873,112	1,000,000	09/01/2010	09/01/2020	(5,950,897)
J	BBVA - Chile	42,864,257	1,000,000	09/01/2010	09/01/2020	(5,804,177)
P	Corpbanca - Chile	46,474,122	1,000,000	05/15/2012	11/15/2021	(7,770,432)
P	JP Morgan - N.A.	47,163,640	1,000,000	11/15/2012	11/15/2021	(7,497,402)
P	BBVA - Chile	42,412,852	1,000,000	11/15/2013	11/15/2023	(3,946,489)
P	Santander - Chile	41,752,718	1,000,000	11/15/2013	11/15/2023	(2,925,274)
P	Deutsche - England	41,752,718	1,000,000	11/15/2013	11/15/2023	(2,895,924)
R	Santander - Chile	128,611,183	3,000,000	10/01/2014	04/01/2024	(18,777,808)
R	JP Morgan - England	43,185,224	1,000,000	10/01/2014	04/01/2024	(5,628,921)
R	Corpbanca - Chile	43,277,070	1,000,000	10/01/2014	04/01/2024	(5,611,054)
Q	BCI - Chile	43,185,224	1,000,000	10/01/2014	04/01/2021	(3,869,642)
Q	BCI - Chile	43,196,695	1,000,000	10/01/2014	04/01/2021	(3,771,329)

						(101,895,021)

Arauco needs to minimize the risk of exchange rate as it holds adjustable obligations in Chilean Pesos. The objective of this position in the swap is to eliminate the uncertainty of the exchange rate, exchanging the flows derived from obligations expressed in adjustable pesos of the bonds described above, with flows in U.S. dollars (Arauco’s functional currency), at a fixed and determined exchange rate as of the agreement’s execution date.

Through an effectiveness test, and pursuant to IFRS 39, we were able to validate that the aforementioned hedging instruments are highly effective within an acceptable range for Arauco, for the purposes of eliminating the uncertainty of the exchange rate in the commitments derived from the hedged object.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Zero Cost Collars

Our results are exposed to changes the price of certain fuels. To minimize the risk we limited the volatility of future cash flows associated with the purchase of Fuel Oil No. 6 for year 2016 through zero cost collar contracts of this commodity. The Fuel Oil No. 6 is consumed in the process of pulp production.

Commodity	Institution	Amount U.S.$	Unit	Starting date	Ending date	Market Value U.S.$
Fuel Oil N°6	JP Morgan - U.K.	167	Miles Bbl.	07/01/2016	12/31/2016	915,728

						915,728

23.4.1.3 Forward

There are no forward contracts of derivative financial instruments in effect at September 30, 2016.

23.4.2. Colombia

Forward contracts that are in force and effect, executed by Arauco Colombia as of September 30, 2016, are detailed in the following table:

Exchange rate	Institution	Amount U.S.$	Starting date	Ending date	Market Value U.S.$
USDCOP	BBVA Colombia	5,000,000	07/14/2016	10/11/2016	(144,094)
USDCOP	Corpbanca Colombia	4,000,000	08/16/2016	11/09/2016	(90,557)
USDCOP	Corpbanca Colombia	7,000,000	09/20/2016	12/12/2016	(102,549)

					(337,199)

23.4.3. Argentina

There are no contracts of derivative financial instruments in effect at September 30, 2016.

23.4.4. Uruguay

Forward

As of September 30, 2016, Arauco Uruguay maintains the following forward contracts in force and effect through a joint operation (50%) for the purposes of ensuring an exchange rate for sale of dollars:

Exchange rate	Institution	Notional	Market Value U.S.$
UYUUSD	Banco Santander Uy	18,350,000	2,888,424
UYUUSD	Citibank U.K.	1,500,000	205,217
UYUUSD	HSBC Uruguay	10,450,000	1,586,822

			4,680,463

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

The results of Arauco Uruguay’s also face exposure to the price variation of certain fuels, as occurs with Fuel Oil N°6, which is used during the cellulose manufacturing process. In order to minimize this risk, the volatility of future flows associated to the purchase of Fuel Oil No. 6 for years 2016, 2017 and part of 2018 has been limited, through forwards of this commodity. The agreements that are in force and effect as of September 30, 2016, are detailed below:

Commodity	Institution	Notional	Market Value U.S.$
Fuel Oil N°6	JPMorgan Chase Bank, N.A.	6,454,160	109,542
Fuel Oil N°6	DNB Bank ASA	1,664,513	(60,738)
Fuel Oil N°6	Citibank U.K.	1,002,874	38,343

			87,147

23.4.4.2 Swap

In addition, Arauco Uruguay´s maintains an Interest Rate Swap in force and effect, a derivative instrument which purpose is to set the interest rate of a variable rate debt in the same currency (USD). The valuation off this instrument as of September 30, 2016, is shown below:

Exchange rate	Institution	Notional	Market Value U.S.$
USD	DNB Bank ASA	59,077,208	(819,198)

Note: the amount value and market value in the tables included in section 23.4.4 represent 50% of the total, reflecting the stake held by Arauco in the subsidiaries in Uruguay.

23.5 Loans and Receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. In the consolidated statements of financial position they are included in line items “Cash and cash equivalents” (certain components of cash and cash equivalents), “Trade and Other Current/Non-Current Receivables” and ”Accounts receivable from related parties”.

Loans and receivables are measured at amortized cost using the effective interest method and are tested for impairment. Financial assets that are classified as loans and receivables are: cash and cash-equivalents, time deposits, repurchase agreements, trade and other current/non-current receivables, and account receivables from related parties.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

As of September 30, 2016, no provisions for impairment have been registered.

	September 2016 ThU.S.$ Unaudited	December 2015 ThU.S.$
Loans and Accounts Receivables	962,535	1,054,952
Cash and cash equivalents	300,858	303,236
Cash	162,240	143,324
Time Deposits	138,618	159,912
Trade and other receivables (net)	661,677	751,716
Trades and Other receivables	529,278	614,655
Lease receivable	963	15
Other receivables	127,758	133,922

Accounts receivable from related parties	3,678	3,124

23.5.1. Cash and Cash Equivalents

Includes cash on hand, bank checking accounts balances and time deposits and other short term highly liquid investments with an original maturity of three months or less. They are short-term, highly liquid investments that are readily convertible to known amounts of cash, and which are subject to an insignificant risk of changes in value.

The composition of cash and cash equivalents (including the balance of mutual funds displayed in this note as valuation, instruments at fair value with profit or loss) at September 30, 2016 and December 31, 2015, classified by origin coins is as follow:

	09-30-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$

Cash and Cash Equivalents	459,668	500,025
US Dollar	382,537	388,818
Euro	3,443	2,501
Other currencies	54,094	65,228
Chilean pesos	19,594	43,478

23.5.2 Time Deposits and Repurchase Agreements: The investment objective of time deposits and repurchase agreements is to maximize in the short-term the amounts of cash surpluses. These instruments are authorized by Arauco’s Investment Policy, which allows investing in fixed income securities. These instruments have a maturity of less than three months from the date of acquisition.

23.5.3 Trades and Other Receivables: These represent enforceable rights for Arauco resulting from the normal course of the business.

23.5.4 Other Receivables: These correspond to receivables from sales, services or loans that are not considered within the normal course of the business.

The provision for doubtful accounts is presented as a deduction of trade and other receivables. The provision for doubtful accounts is established based on an analysis of the age of the portfolio and considering the insurance coverage on accounts receivable. Other conditions are assessed for example when there is objective evidence that Arauco will not receive payments under the original sale terms and when the customer is a party to a bankruptcy court agreement or cessation of payments, and is written-off when Arauco has exhausted all levels of recovery of the receivable in a reasonable time.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.5.5 Accounts receivable from related parties: Represent enforceable rights for Arauco resulting from the normal course of business, calling normal to the line of business, activity or purpose of explotation and financing, and which Arauco owns a non-controlling ownership of the counterparty.

The following table sets forth trade and other current/non-current receivables classified by currencies as of September 30, 2016 and December 31, 2015:

	09-30-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$

Trades and other current receivables	642,452	733,322

US Dollar	407,010	507,032
Euros	28,687	27,595
Other currencies	93,315	75,082
Chilean pesos	111,761	123,056
U.F.	1,679	557

Accounts receivable from related parties, current	3,678	3,124
US Dollar	290	21
Other currencies	506	995
Chilean pesos	2,882	2,108

Trade and other non-current receivables	15,547	15,270

US Dollar	7,642	9,976
Other currencies	768	729
Chilean pesos	5,983	3,145
U.F.	1,154	1,420

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.6 Total Financial Liabilities

Arauco’s financial liabilities to the date of these interim consolidated financial statements are as follows :

Financial Liabilities	September 2016 ThU.S.$ Unaudited	December 2015 ThU.S.$
Total Financial Liabilities	5,014,707	5,123,162

Financial liabilities at fair value through profit or loss (held for trading)	430	1,429
Hedging Liabilities	106,394	226,139

Financial Liabilities Measured at Amortized Cost	4,907,883	4,895,594

The following table sets forth the current portion of the non-current bank borrowings and debt issued as of September 30, 2016 and December 31, 2015.

	September 2016 ThU.S.$ Unaudited	December 2015 ThU.S.$
Bank borrowings - current portion	85,043	85,885
Bonds issued - current portion	157,508	55,193
Total	242,551	141,078

23.7 Financial Liabilities Measured at Amortized Cost

Financial liabilities correspond to non-derivative financial instruments with contractual cash-flow payments that can be either fixed or variable.

Also, this category includes those non-derivative financial liabilities for services or goods delivered to Arauco at the end of each reporting period that have not yet been paid. These amounts are not insured and are generally paid within thirty days after being recognized.

As the end of each reporting period, Arauco includes in this category bank borrowings, bonds issued denominated in U.S. Dollars and in UF, trade and other payables.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

	Currency	09-30-2016	12-31-2015	09-30-2016	12-31-2015
		Unaudited		Unaudited
		Amortized Cost ThU.S.$		Fair Value ThU.S.$
Total Financial Liabilities		4,907,882	4,895,594	5,260,839	5,095,197
Bonds Issued	U.S. Dollar	2,297,123	2,317,216	2,480,063	2,409,538
Bonds Issued	U.F.	960,280	863,118	1,078,934	923,775
Bank borrowings	U.S. Dollar	936,918	953,898	991,627	1,004,792
Bank borrowings	Other currencies	21,103	43,644	21,103	43,644
Financial Leasing	Other currencies	108,588	113,580	105,752	109,796
Financial Leasing	Chilean pesos	18,542	13,979	18,033	13,493
Trades and Other Payables	U.S. Dollar	163,765	174,469	163,765	174,469
Trades and Other Payables	Euro	7,296	8,808	7,296	8,808
Trades and Other Payables	Other currencies	79,880	70,303	79,880	70,303
Trades and Other Payables	Chilean pesos	289,735	324,361	289,735	324,361
Trades and Other Payables	U.F.	17,331	5,077	17,330	5,077
Related party payables	U.S. Dollar	1,733	962	1,733	962
Related party payables	Chilean pesos	5,588	6,179	5,588	6,179

The financial liabilities at amortized cost presented in the consolidated statements of financial positions as of September 30, 2016 and December 31, 2015 are as follows:

Thousands of U.S. dollars	September 2016 Unaudited
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	716,859	3,625,695	4,342,554
Trade and other payables	558,008	—	558,008
Related Party Payables	7,321	—	7,321
Total Financial Liabilities Measured at Amortized Cost	1,282,188	3,625,695	4,907,883

Thousands of U.S. dollars	December 2015
	Current ThU.S.$	Non Current ThU.S.$	Total
Other financial liabilities	291,798	4,013,637	4,305,435
Trade and other payables	583,018	—	583,018
Related Party Payables	7,141	—	7,141
Total Financial Liabilities Measured at Amortized Cost	881,957	4,013,637	4,895,594

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.8 Cash Flow Hedges Reserve Reconciliation

The following table sets forth the reconciliation balances of cash flow hedges presented in Other Comprehensive Income:

	January - September		July - September
	Unaudited		Unaudited
	2016	2015	2016	2015
	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Opening balance	(55,396)	(53,022)	(53,315)	(44,058)
Fair value gains (losses) arising during the year	123,358	(114,879)	40,383	(89,806)
Exchange differences of bonds hedged	(90,340)	103,497	(11,095)	67,640
Finance costs	11,259	12,441	3,747	5,065
Settlements during the period	(10,658)	(9,845)	(2,539)	(2,741)
Deferred taxes	(8,171)	1,732	(7,129)	3,824
Closing balance	(29,948)	(60,076)	(29,948)	(60,076)

23.9 Capital Disclosures

23.9.1 Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco’s policies on capital management have the objective of:

a)	Ensuring business continuity and normal operations in the long term;

b)	Ensuring funding for new investments to achieve sustainable growth over time;

c)	Keeping adequate capital structure considering all economic cycles that impact the business and the nature of the industry; and

d)	Maximizing the Company’s value and providing an adequate return to shareholders.

23.9.2 Qualitative Information on Objectives, Policies and Processes applied by the Company regarding Capital Management

Arauco determines and manages its capital structure based on its carrying amount of equity plus its financial debt (bank borrowings and bonds issued).

23.9.3 Quantitative Information on Capital Management

The following table sets forth the financial covenants that the Company has to comply with as part of the terms of certain of its obligations:

Instrument	September 2016 Unaudited Th.U.S.$	December 2015 Th.U.S.$	Interest coverage >= 2,0x	Debt level (1) <= 1,2x
Domestic bonds	960,280	863,118	N/A	✓
Syndicate Loan	300,061	298,316	✓	✓

N/R: Not required for the financial obligation

(1)	Debt to equity ratio (financial debt divided by equity plus non-controlling interests)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

As of September 30, 2016 and December 31, 2015, Arauco has complied with all of its financial covenants.

The following table sets forth the credit ratings of our debt instruments as of September 30, 2016, are as follows:

Instrument	Standard & Poor’s	Fitch Ratings	Moody’s	Feller Rate
Local bonds	-	AA -	-	AA -
Foreign bonds	BBB -	BBB	Baa3	-

Capitalization requirements are established based on the Company’s financial needs and on maintaining an adequate liquidity level and complying with financial covenants established in current debt arrangements. The Company manages its capital structure and makes adjustments based on the prevailing economic conditions in order to mitigate the risks associated with adverse market conditions, and based on opportunities that may arise to improve the Company’s level of liquidity.

The capitalization of Arauco as of September 30, 2016 and December 31, 2015 is as follows:

Thousands of dollars	September 2016 Unaudited	December 2015
Equity	6,931,441	6,646,445
Bank borrowings	958,021	997,542
Financial leasing	127,130	127,559
Bonds issued	3,257,403	3,180,334

Capital	11,273,995	10,951,880

23.10 Risk Management

Arauco’s financial instruments are exposed to various financial risks: credit risk, liquidity risk and market risk (including exchange rate risks, interest rate risks and price risks).

Arauco’s overall risk management program focuses on uncertainty in financial markets and aims to minimize potential adverse effects on Arauco’s financial profitability.

Arauco’s financial risk management is overseen by the Corporate Finance Department. This department identifies, assesses and hedges financial risks in close collaboration with Arauco’s operational units.

23.10.1 Type of Risk: Credit Risk

Description

Credit risk refers to financial uncertainty at different periods of time relating to the fulfillment of obligations with counterparties, at the time of exercising the contract rights to receive cash or other financial assets on behalf of Arauco.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Credit Risk Exposure and How This Risk Arises

Arauco’s exposure to credit risk is directly related to each of its customer’s individual abilities to fulfill their contractual commitments, reflected in trade receivables.

Accounts exposed to credit of risk are: trade receivable, financial lease debtors and other debtors.

Arauco does not have a securitized portfolio.

	September 2016 ThU.S.$ Unaudited	December 2015 ThU.S.$
Current Receivables

Trades receivables	527,286	614,623
Financial lease receivables	606	9
Other Debtors	114,560	118,690
Net subtotal	642,452	733,322

Trades receivables	537,755	625,201
Financial lease receivables	707	125
Other Debtors	120,581	127,856
Gross subtotal	659,043	753,182

Provision for doubtful trade receivables	10,469	10,578
Provision for doubtful lease receivables	101	116
Provision for doubtful other debtors	6,021	9,166
Subtotal Bad Debt	16,591	19,860

Non Current Receivables

Trades receivables	1,992	32
Financial lease receivables	357	6
Other Debtors	13,198	15,232
Net Subtotal	15,547	15,270

Trades receivables	1,992	32
Financial lease receivables	357	6
Other Debtors	13,198	15,232
Gross subtotal	15,547	15,270

Provision for doubtful trade receivables	—	—
Provision for doubtful lease receivables	—	—
Provision for doubtful other debtors	—	—
Subtotal Bad Debt	—	—

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

The Credit and Collections Sub-Division, dependent from the Treasury Division, is the area entrusted with minimizing the credit risk of the accounts receivable, supervising the delinquency of the accounts. The regulations and procedures applicable for the control and administration of the Arauco Group can be found in the Corporate Credit Policy.

As of September 30, 2016, Arauco’s balance for commercial Debtors was MU.S.$ 537,755 of which, according to the agreed sales conditions, 66.76% corresponded to sales on credit (open account), 29.42% to sales with letters of credit and 3.82% to other types of sales, distributed in 2,348 debtors. The client with the largest Open Account debt represented 2.32% of the total accounts receivable as of that date.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Below we provide detail regarding accounts receivable, classified in tranches.

September 30, 2016

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S$	495,919	26,980	616	428	131	12	278	37	165	13,189	537,755
%	92.22%	5.02%	0.11%	0.08%	0.02%	0.00%	0.05%	0.01%	0.03%	2.45%	100%

December 31, 2015

Age of trade receivables
Days	Non-past due	1 to 30	31 to 60	61 to 90	91 to 120	121 to 150	151 to 180	181 to 210	211 to 250	More than 250	Total
ThU.S$	571,499	18,927	2,303	2,332	363	168	1,102	1,413	1,444	25,650	625,201
%	91.41%	3.03%	0.37%	0.37%	0.06%	0.03%	0.18%	0.23%	0.23%	4.10%	100%

Arauco does not conduct rescheduling or renegotiations with its clients that imply an amendment to the maturity of the invoices and, should it be necessary, any debt renegotiation with a client shall be analyzed on a case-by-case basis and subjected to the approval of the Corporate Finance Division.

Regarding the provisions from non-enforceable accounts, below we provide detail for the movements as of September 30, 2016 and December 31, 2015:

	09/30/2016 Unaudited ThU.S.$	12/31/2015 ThU.S.$
Opening balance	(19,860)	(18,520)

Increase	(1,263)	(3,072)
Reversal of impairment losses	4,532	1,732
Closing balance	(16,591)	(19,860)

Currently there is a policy for provisions for doubtful accounts receivable under IFRS for all the Arauco group companies.

Explanation regarding the Sales Risk with Letters of Credit

The sales with letters of credit mainly occur in markets in Asia and the Middle East. Periodically, a credit assessment is conducted regarding the banks that issue the letters of credit with the purpose of obtaining their score over the basis of risk-qualification ratings, country-specific risk and financial statements. The decision of approving the issuing bank or asking for confirmation of the letter of credit is made in consideration to this assessment.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Explanation of the Sales Risk with Letters of Credit

Sales on credit are subject to the credit limit for each customer. The approval or rejection of a credit limit for all term sales is conducted by the Corporate Credit Sub-Division, as well as by the Credit and Collections area for North America, Brazil and Argentina, which report to the Corporate Finance Division. The regulations and procedures applicable for the correct control and risk management over the sales on credit are ruled by the Credit Policy.

A procedure that must be applied by all the companies of the Arauco group has been established for the approval and/or modification of client credit lines. Credit line requests are entered to the SAP that analyzes all available information. Afterwards, the same are either approved or rejected in each one of the internal committees of each company belonging to the Arauco group, depending on the maximum amount authorized by the Credit Policy. Lines of credit are renewed during this internal process on a yearly basis.

All sales are automatically controlled by a credit verification system, which has been configured to block any orders from clients who are delinquent in a given percentage of a debt and/or from clients whose line of credit, as of the time of the product’s shipping, has been exceeded or is overdue.

In order to minimize the credit risk for term or Open Account sales, it is Arauco’s policy to take out insurance to cover the export sales of companies Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Forestal Arauco S.A., and Arauco do Brasil S.A., as well as the domestic sales of Arauco México S.A. de C.V., Arauco Wood Inc, Arauco Colombia S.A., Arauco Perú S.A., Arauco Panels USA LLC, Flakeboard Company Ltd., Flakeboard America Ltd., Celulosa Arauco y Constitución S.A., Maderas Arauco S.A., Arauco Florestal Arapoti, Arauco Forest Brasil S.A. and Arauco do Brasil S.A. Arauco works with credit insurance company Continental (AA- rating, as per risk rating companies Humphreys and Fitch Ratings). In order to cover the export sales and domestic sales of Arauco Argentina S.A., the preferred credit insurance company is Insur (a subsidiary of Continental in Argentina). Both companies grant a 90% coverage over the amount of each invoice, without deductibles, for registered clients and of 80% for non-registered clients. (Non-registered clients are those whose lines range between MU.S.$ 5 and MU.S.$ 50 (equivalent currency of their invoicing) of the local sales of companies Arauco Perú S.A., Arauco Colombia S.A., Arauco México S.A. de C.V., Arauco Do Brasil S.A., Arauco Argentina S.A. and Maderas Arauco S.A. Lines in excess of the aforesaid amounts correspond to registered clients.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

As another way of minimizing risk and supporting a line of credit approved by the Credit Committee, Arauco holds guarantees such as mortgages, pledges, Standby letters of credit, bank performance bonds, checks, promissory notes, loans or any other that could be required under the laws of each country. The total amount held in guarantees amounts to US$77.1 million, effective as of September 2016, as summarized in the following chart. The procedure for guarantees is regulated by Arauco’s Policy on Guarantees, whose purpose is to control their accounting, due date and custody.

Guarantees Arauco Group ( ThU.S$)
Guarantees Debtors (received from clients)
Certificate of deposits	9,102	11.8%
Standby	7,922	10.3%
Promissory notes	44,470	57.7%
Finance	4,345	5.6%
Mortgage	8,649	11.2%
Pledge	2,433	3.2%
Promissory notes	200	0.3%
Total Guarantees	77,121	100.0%

The maximum exposure to credit risk is limited to the value at amortized cost of the Debtors’ account for sales registered as of the date of this report, minus the percentage of sales insured by the aforementioned credit insurance companies and the guarantees granted in favor of Arauco.

In summary, the open account debt covered by the various insurance policies and guarantees amounts to 98.9% and, therefore, Arauco’s portfolio exposure amounts to 1.1%.

Secured Open Account Receivables	ThU.S.$	%
Total open account receivables	259,001	100.00%
Secured receivables(*)	355,052	98.9%
Unsecured receivables	3,949	1.1%

(*)	Insured Debt is deemed to be the portion of accounts receivable that is covered by a credit company or by guarantees such as standby letters of credit, mortgages, performance bonds, among others

Investment Policy:

Arauco has an Investment Policy which identifies and limits the financial instruments and the entities into which the Arauco companies, in particular Celulosa Arauco y Constitucion S.A., are authorized to invest. The Company’s Treasury Department is centralized with operations in Chile. The Head Office is responsible for carrying out investments, cash flow surplus investments, and short and long term debt subscriptions. Exceptions to this rule are specific investments made through other companies where authorization is required from the Chief Financial Officer.

For financial instruments, the only permitted investments are fixed income investments with adequate liquidity. Each instrument has defined classifications and limits, depending on duration and type of issuer.

Regarding intermediaries (such as banks, securities brokers and dealers of mutual funds that are bank affiliates), a scoring methodology is used to determine the relative degree of risk of each intermediary based on their financial position and assign score points that result in a credit risk rating to each intermediary. Arauco uses this scoring system to determine its investment limits for each intermediary.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

The required information to evaluate the various criteria are obtained from published financial statements from the banks under evaluation and from the credit risk ratings of short and long term debt securities obtained from rating agencies authorized by the Superintendency of Banks and Financial Institutions (Fitch Ratings Chile, Humphreys and Feller Rate).

The criteria evaluated are: Capital and Reserves, Current Ratio, Return on equity, Net Income to Operating income Ratio, Debt to Equity Ratio and the Credit Risk rating of each entity.

Any necessary exceptions regarding investment limits in each particular instrument or entity must have the authorization from Arauco’s Chief Financial Officer.

23.10.2 Type of Risk: Liquidity Risk

Description

This risk corresponds to Arauco’s ability to fulfill its financial obligations upon maturity.

Explanation of Liquidity Risk Exposure and How This Risk Arises

Arauco’s exposure to liquidity risk is mainly from its obligations to bondholders, banks and financial institutions, creditors and other payables. Liquidity risk may arise if Arauco is unable to meet the net cash flow requirements, which sustain its operations under both normal and exceptional circumstances.

Explanation of Objectives, Policies and Processes for Risk Management, and Measurement Methods

The Financial Management Department monitors on an ongoing basis the Company’s cash flow forecasts based on short and long term forecasts and available financing alternatives. In order to manage the risk level of financial assets, Arauco follows its investment policy.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following tables detail Arauco’s liquidity analysis for its financial liabilities as of September 30, 2016 and December 31, 2015. The tables have been drawn up based on the contractual undiscounted cash outflows and their remaining contractual maturities:

September 30, 2016				Maturity							Total
Tax ID	Name	Currency	Name- Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	1,290	—	304,590	—	—	—	—	1,290	304,590	1.53%	1.53%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	50,031	—	—	—	—	—	—	50,031	—	0.69%	0.69%
—	Arauco Argentina S.A.	U.S. Dollar	Banco Galicia- Argentina	—	5,006	—	—	—	—	—	5,006	—	2.00%	2.00%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Macro- Argentina	11	32	10	—	—	—	—	43	10	15.25%	15.25%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Galicia- Argentina	64	—	—	—	—	—	—	64	—	15.25%	15.25%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	13	2,065	2,457	2,395	2,334	2,269	4,331	2,078	13,786	Libor + 2,05%	Libor + 2,05%
—	Zona Franca Punta Pereira	U.S. Dollar	Interamerican Development Bank	23	5,574	6,029	5,866	5,702	—	—	5,597	17,597	Libor + 1,80%	Libor + 1,80%
—	Zona Franca Punta Pereira	U.S. Dollar	BBVA	—	16,046	—	—	—	—	—	16,046	—	3.23%	Libor + 2%
—	Zona Franca Punta Pereira	U.S. Dollar	Citibank	2,520	—	—	—	—	—	—	2,520	—	2.95%	Libor + 2%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Finnish Export Credit	411	43,181	51,601	50,701	50,101	48,239	70,905	43,592	271,547	3.20%	3.20%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	52	8,355	9,923	9,670	9,418	9,145	17,494	8,407	55,650	Libor + 2,05%	Libor + 2,05%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Interamerican Development bank	86	22,543	24,372	23,709	23,047	—	—	22,629	71,128	Libor + 1,80%	Libor + 1,80%
—	Celulosa y Energia Punta Pereira	U.S. Dollar	Dnb Nor Bank	13	—	—	—	—	—	—	13	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	12,695	24,501	—	—	—	—	—	37,196	—	Libor + 1,75%	Libor + 1,75%
—	Eufores S.A.	U.S. Dollar	Citibank	11	—	—	—	—	—	—	11	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,202	—	—	—	—	—	—	1,202	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Itau - Uruguay	5,042	10,060	—	—	—	—	—	15,102	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,351	—	—	—	—	—	—	1,351	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Santander	—	20,071	—	—	—	—	—	20,071	—	Libor + 2,00%	Libor + 2,00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco ABC - Brazil	7	20	4	—	—	—	—	27	4	2.50%	2.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Bradesco	—	450	—	—	—	—	—	450	—	9.50%	9.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco do Brasil	29	—	—	—	—	—	—	29	—	8.70%	8.70%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	5,092	—	—	—	—	—	—	5,092	—	2.05%	2.05%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Votorantim	13	38	—	—	—	—	—	51	—	5.50%	5.50%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	2	20	91	91	69	—	—	22	251	9.34%	9.34%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	2	7	3	—	—	—	—	9	3	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	14	39	52	17	—	—	—	53	69	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	33	44	44	4	—	—	44	92	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	—	393	—	—	—	—	—	393	—	8.75%	8.75%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	8	—	—	—	—	370	370	8	740	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	23	66	88	44	—	—	—	89	132	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	8	21	27	27	27	18	—	29	99	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	15	20	34	34	30	—	—	35	98	9.22%	9.22%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	20	60	77	44	—	—	—	80	121	5.91%	5.91%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	394	—	—	—	—	—	—	394	—	8.75%	8.75%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau -Brazil	4	12	5	—	—	—	—	16	5	2.50%	2.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	188	521	694	578	—	328	328	709	1,928	8.59%	8.59%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brazil	35	101	134	112	—	—	—	136	246	7.44%	7.44%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bndes Subcrédito A-B-D	3	—	—	—	—	460	460	3	920	9.82%	9.82%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Bndes Subcrédito C	4	—	—	—	—	132	160	4	292	7.05%	7.05%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	11	17	41	41	16	—	—	28	98	9.32%	9.32%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco John Deere	60	103	—	—	—	—	—	163	—	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	21	—	—	3,031	3,031	—	—	21	6,062	8.91%	8.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	14	—	—	1,819	1,819	—	—	14	3,638	9.91%	9.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	61	—	—	1,867	2,037	168	—	61	4,072	7.05%	7.05%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	19	—	—	2,020	2,020	—	—	19	4,040	11.11%	11.11%

			Total	80,873	159,355	400,276	102,110	99,655	61,129	94,048	240,228	757,218

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

September 30, 2016				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	4,889	—	11,733	23,967	35,399	34,333	248,763	4,889	354,195	4.21%	4.21%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	—	535	6,424	6,424	6,424	199,165	—	535	218,437	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	2,960	—	7,893	7,893	7,893	7,893	249,581	2,960	281,153	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	1,187	—	22,314	21,720	21,127	20,533	—	1,187	85,694	2.96%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	3,555	—	7,110	7,110	7,110	7,110	297,795	3,555	326,235	3.57%	3.57%
—	Arauco Argentina S.A.	U.S. Dollar	Bono 144 A - Argentina	—	274,960	—	—	—	—	—	274,960	—	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	—	6,142	36,250	36,250	497,811	—	—	6,142	570,311	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2nd Emission	—	125,323	—	—	—	—	—	125,323	—	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	—	3,889	20,000	20,000	20,000	406,721	—	3,889	466,721	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	—	5,278	23,750	23,750	23,750	23,750	504,547	5,278	599,547	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	—	3,750	22,500	22,500	22,500	22,500	569,327	3,750	659,327	4.52%	4.50%

			Total	12,591	419,877	157,974	169,614	642,014	722,005	1,870,013	432,468	3,561,620

September 30, 2016				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	303	1,877	634	634	676	676	—	2,180	2,620	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	1,746	4,843	4,181	4,181	2,170	2,170	—	6,589	12,702	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	687	2,013	2,596	2,596	1,349	1,349	—	2,700	7,890	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	3,577	12,081	9,360	9,360	5,489	5,489	—	15,658	29,698	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	1,753	5,919	2,938	2,938	103	103	—	7,672	6,082	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	960	2,936	3,653	3,653	1,797	1,798	—	3,896	10,901	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	502	546	348	348	—	—	—	1,048	696	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	447	1,340	1,351	1,351	575	575	—	1,787	3,852	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	658	1,975	2,573	2,573	1,690	1,690	—	2,633	8,526	—	—

			Total	10,633	33,530	27,634	27,634	13,849	13,850	—	44,163	82,967

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

December 31, 2015				Maturity							Total
Tax ID	Name	Currency	Name - Country Loans with banks	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Scotiabank- Chile	—	25	4,638	301,770	—	—	—	25	306,408	1.53%	Libor +0,70%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Macro- Argentina	—	49	48	—	—	—	—	49	48	15.25%	15.25%
—	Arauco Argentina S.A.	Argentine Pesos	Banco Galicia- Argentina	—	307	—	—	—	—	—	307	—	15.25%	15.25%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	1,163	1,023	2,450	2,396	2,343	2,289	6,514	2,186	15,992	Libor + 2,05%	Libor + 2,05%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Interamerican Development Bank	166	2,777	6,076	5,934	5,794	5,652	—	2,943	23,456	Libor + 1,80%	Libor + 1,80%
—	Zona Franca Punta Pereira S.A.	U.S. Dollar	Banco Santander	20,013	—	—	—	—	—	—	20,013	—	Libor + 2,00%	Libor + 2,00%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Finnish Export Credit	25,810	20,354	52,288	51,368	50,477	49,694	118,826	46,164	322,653	3.20%	3.20%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	4,706	4,126	9,900	9,680	9,460	9,242	26,298	8,832	64,580	Libor + 2,05%	Libor + 2,05%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Interamerican Development bank	675	11,220	24,566	23,991	23,417	22,843	—	11,895	94,817	Libor + 1,80%	Libor + 1,80%
—	Celulosa y Energia Punta Pereira S.A.	U.S. Dollar	Dnb Nor Bank	—	245	—	—	—	—	—	245	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco BBVA - Uruguay	16,115	—	—	—	—	—	—	16,115	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Republica Oriental de Uruguay	16,689	18,555	—	—	—	—	—	35,244	—	Libor + 1,75%	Libor + 1,75%
—	Eufores S.A.	U.S. Dollar	Citibank	—	2,514	—	—	—	—	—	2,514	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco HSBC- Uruguay	1,201	—	—	—	—	—	—	1,201	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Banco Itau -Uruguay	5,065	5,004	—	—	—	—	—	10,069	—	Libor + 2,00%	Libor + 2,00%
—	Eufores S.A.	U.S. Dollar	Heritage	1,357	—	—	—	—	—	—	1,357	—	Libor + 2,00%	Libor + 2,00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco ABC	5	17	20	—	—	—	—	22	20	2.50%	2.50%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco Bradesco	831	—	—	—	—	—	—	831	—	1.80%	1.80%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Bradesco	3,960	1,256	—	—	—	—	—	5,216	—	8.75%	8.75%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco do Brasil - Brazil	23	72	—	—	—	—	—	95	—	8.70%	8.70%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco HSBC- Brazil	7,779	—	—	—	—	—	—	7,779	—	8.00%	8.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Itau -Brazil	47	43	—	—	—	—	—	90	—	8.43%	8.43%
—	Arauco Do Brasil S.A.	U.S. Dollar	Banco JP Morgan	7,912	4,356	—	—	—	—	—	12,268	—	1.71%	1.71%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	19	38	32	—	—	—	—	57	32	6.30%	6.30%
—	Arauco Do Brasil S.A.	Brazilian Real	Banco Santander	12,881	3	37	76	75	39	—	12,884	227	8.00%	8.00%
—	Arauco Do Brasil S.A.	Brazilian Real	Fundo de Desenvolvimiento Econom. - Brazil	7	27	7	—	—	—	—	34	7	0.00%	0.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	3	6	8	1	—	—	—	9	9	2.50%	2.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Itau	12	31	43	43	3	—	—	43	89	3.50%	3.50%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Bradesco	11	27	37	37	31	—	—	38	105	6.00%	6.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Votorantim	—	14	—	—	—	—	617	14	617	5.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	19	55	73	73	18	—	—	74	164	6.00%	5.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Safra	6	17	23	23	23	24	9	23	102	10.00%	10.00%
—	Arauco Florestal Arapoti S.A.	Brazilian Real	Banco Santander	4	24	27	27	27	13	—	28	94	9.22%	9.22%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	—	66	—	—	—	144	—	66	144	7.81%	7.81%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Bradesco	307	—	—	—	—	—	—	307	—	12.11%	12.11%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Itau -Brazil	9	13	—	86	14	—	—	22	100	5.52%	5.52%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Votorantim - Brazil	—	285	—	—	—	1,474	546	285	2,020	9.31%	9.31%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Banco Votorantim - Brazil	—	62	—	—	—	347	—	62	347	9.00%	9.00%
—	Arauco Forest Brasil S.A.	Brazilian Real	Bndes	—	3	—	—	—	—	757	3	757	4.61%	4.61%
—	Arauco Forest Brasil S.A.	U.S. Dollar	Bndes	—	4	—	—	—	6	289	4	295	10.80%	10.80%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco Santander	—	16	—	—	—	96	—	16	96	9.50%	9.50%
—	Arauco Forest Brasil S.A.	Brazilian Real	Banco John Deere	—	207	—	—	—	—	—	207	—	6.00%	6.00%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito E-I	—	19	—	622	2,492	1,870	—	19	4,984	9.91%	9.91%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito F-J	—	12	—	374	1,496	1,122	—	12	2,992	10.91%	10.91%
—	Mahal Emprendimientos Pat. S.A.	U.S. Dollar	Bndes Subcrédito G-K	—	61	—	511	2,037	1,528	—	61	4,076	6.99%	6.99%
—	Mahal Emprendimientos Pat. S.A.	Brazilian Real	Bndes Subcrédito H-L	—	15	—	444	1,646	1,233	—	15	3,323	12.11%	12.11%

			Total	126,795	72,948	100,273	397,456	99,353	97,616	153,856	199,743	848,554

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

December 31,2015				Maturity							Total
Tax ID	Name	Currency	Name - Country Bonds	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
93.458.000-1	Celulosa Arauco y Constitución S.A.	UF	Barau-F	—	1,771	10,625	10,625	32,403	31,438	239,473	1,771	324,564	4.24%	4.25%
93.458.000-2	Celulosa Arauco y Constitución S.A.	UF	Barau-J	1,939	—	5,818	5,818	5,818	186,141	—	1,939	203,595	3.23%	3.22%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-P	—	913	7,147	7,147	7,147	7,147	229,723	913	258,311	3.96%	3.96%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-Q	—	538	11,266	19,979	19,442	18,905	9,251	538	78,843	2.96%	2.98%
93.458.000-3	Celulosa Arauco y Constitución S.A.	UF	Barau-R	—	1,610	6,439	6,439	6,439	6,439	272,750	1,610	298,506	3.57%	3.57%
—	Arauco Argentina S.A.	U.S. Dollar	Bono 144 A - Argentina	—	1,004	277,869	—	—	—	—	1,004	277,869	6.39%	6.38%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2019	15,205	—	36,250	36,250	533,483	—	—	15,205	605,983	7.26%	7.25%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee Bonds 2nd Emission	2,734	—	134,257	—	—	—	—	2,734	134,257	7.50%	7.50%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2021	8,889	—	20,000	20,000	20,000	20,000	406,108	8,889	486,108	5.02%	5.00%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2022	11,215	—	23,750	23,750	23,750	23,750	527,255	11,215	622,255	4.77%	4.75%
93.458.000-1	Celulosa Arauco y Constitución S.A.	U.S. Dollar	Yankee 2024	9,375	—	22,500	22,500	22,500	22,500	590,928	9,375	680,928	4.52%	4.50%

			Total	49,357	5,836	555,921	152,508	670,982	316,320	2,275,488	55,193	3,971,219

December 31, 2015				Maturity							Total
Tax ID	Name	Currency	Name - Country Lease	Up to 3 months ThU.S.$	3 to 12 months ThU.S.$	1 to 2 years ThU.S.$	2 to 3 years ThU.S.$	3 to 4 years ThU.S.$	4 to 5 years ThU.S.$	More than 5 years ThU.S.$	Current ThU.S.$	Non Current ThU.S.$	Effective rate	Nominal rate
85.805.200-9	Forestal Arauco S.A.	UF	Banco Santander	338	904	650	650	3,362	—	—	1,242	4,662	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Scotiabank	1,303	4,370	4,875	4,875	6,059	—	—	5,673	15,809	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Estado	361	1,160	1,471	1,471	1,957	—	—	1,521	4,899	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco de Chile	4,026	11,489	11,301	11,301	12,650	—	—	15,515	35,252	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco BBVA	1,814	5,344	4,490	4,490	3,374	—	—	7,158	12,354	—	—
85.805.200-9	Forestal Arauco S.A.	UF	Banco Credito e Inversiones	557	1,672	2,129	2,129	3,008	—	—	2,229	7,266	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Santander	172	517	575	576	—	—	—	689	1,151	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Chile	262	704	824	824	365	—	—	966	2,013	—	—
85.805.200-9	Forestal Arauco S.A.	Chilean Pesos	Banco Credito e Inversiones	468	1,401	1,834	1,834	3,623	—	—	1,869	7,291	—	—

			Total	9,301	27,561	28,149	28,150	34,398	—	—	36,862	90,697

As part of the policy of Arauco, it considers compliance with all Accounts Payable, whether with related (see Note 13) or third parties, within a period not exceeding 30 days.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Guarantees

As of the date of these interim consolidated financial statements, Arauco has financial assets of approximately U.S.$58 million that have been pledged to third parties (beneficiaries), as direct guarantee. If Arauco does not fulfill its obligations, the guarantors could execute the guarantees.

As of September 30, 2016, the total assets pledged as an indirect guarantee were U.S.$783 million. In contrast to direct guarantees, indirect guarantees are given to secure obligations assumed by a third party.

On September 29, 2011, Arauco entered into a Security Agreement under which it granted a non-joint guarantee limited to 50% of the obligations of the Uruguayan companies (joint ventures) Celulosa y Energía Punta Pereira S.A. and Zona Franca Punta Pereira S.A., under the IDB Facility Agreement in the amount of up to U.S.$454 million and the Finnevera Guaranteed Facility Agreement in the amount of up to U.S.$900 million. Both loan agreements were signed with the International Development Bank. Such guarantee is included in the table below, under indirect guarantees.

Direct and indirect guarantees granted by Arauco:

DIRECT

Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	488	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	313	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	230	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	209	Directorate General of Maritime Territory and Merchant Marine
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Chilean Pesos	115	Directorate General of Maritime Territory and Merchant Marine
Arauco Forest Brasil S.A.	Mortgage Industrial Plant of Jaguariaíva of Arauco do Brasil	—	U.S. Dollar	47,228	BNDES
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	743	Bank John Deere S.A.
Arauco Forest Brasil S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	657	Bank Votorantim S.A.
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	137	BNDES
Arauco Forest Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	99	Bank Bradesco S.A.
Arauco do Brasil S.A.	Endorsement of ADB + Guarantee Letter AISA	—	U.S. Dollar	3,647	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	461	Banco do Brasil S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	216	Bank Santander S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	205	Bank Votorantim S.A.
Arauco do Brasil S.A.	Equipment	Property plant and equipment	U.S. Dollar	107	Bank ABC Brasil S.A.
Arauco Florestal Arapoti S.A.	Endorsement of Arauco do Brasil	—	U.S. Dollar	749	Bank Votorantim S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	401	Bank Safra S.A.
Arauco Florestal Arapoti S.A.	Equipment	Property plant and equipment	U.S. Dollar	207	Bank Itaú BBA S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	483	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	323	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	221	Minera Escondida Ltda.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	CODELCO S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	121	CODELCO S.A.
Arauco Bioenergía S.A.	Guarantee letter	—	Chilean Pesos	99	Minera Spence S.A
		Total		57,580

INDIRECT
Subsidiary	Guarantee	Assets Pledged	Currency	ThU.S.$	Guarantor
Celulosa Arauco y Constitución S.A.	Suretyship not supportive and cumulative	—	U.S. Dollar	494,468	Joint Ventures (Uruguay)
Celulosa Arauco y Constitución S.A.	Full Guarantee	—	U.S. Dollar	270,000	Arauco Argentina (bondholders)
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	U.S. Dollar	4,362	Arauco Forest Brasil y Mahal (Brazil))
Celulosa Arauco y Constitución S.A.	Guarantee letter	—	Brazilian Real	14,659	Arauco Forest Brasil y Mahal (Brazil)
		Total		783,489

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

23.10.3 Type of Risk: Market Risk – Exchange Rate

Description

Market risk arises from the probability of being affected by losses from fluctuations in currencies exchange rates in which assets and liabilities are denominated, in a functional currency other than the functional currency of Arauco.

Explanation of Currency Risk Exposure and How This Risk Arises

Arauco is exposed to the foreign currency risk from currency fluctuations arising from sales, purchases and obligations undertaken in foreign currencies, such as the Chilean Peso, Euro, Brazilian Real or other foreign currencies. In the case of significant exchange rate variations, the Chilean Peso is the currency that represents the main currency risk. See Note 11 for details assets and liabilities classified by currency.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco performs sensitivity analyses to measure the currency risk over the EBITDA and Net Income.

Sensitivity analysis considers a variation of +/- 10% of the exchange rate over the Chilean Peso. This fluctuation range is considered possible given current market conditions as of the date of these financial statements. With all other variables at a constant rate, a U.S. Dollar exchange rate variation of +/- 10% in relation to the Chilean Peso would mean a change in the net income after tax +/- 1.75% (equivalent to ThU.S.$ +/- 5.1), and +/- 0.05% of equity (equivalent to ThU.S.$ +/- 3.0).

Additionally, a sensitivity analysis is carried out assuming a variation of +/- 10% in the closing exchange rate on the Brazilian Real, which is considered a possible range of fluctuation given the market conditions as of the date of these financial statements. With all the other variables constant, a variation of +/- 10% in the exchange rate of the dollar on the Brazilian Real would mean a variation on the net income after tax +/- 0.25% (equivalent to ThU.S.$707) and a change on the equity of +/- 0.01% (equivalent to ThU.S.$424).

23.10.4 Type of Risk: Market Risk – Interest rate risk

Description

Interest rate risk refers to the sensitivity of the value of financial assets and liabilities in terms of interest rate fluctuations.

Explanation of Interest Rate Risk Exposure and How This Risk Arises

Arauco is exposed to risks due to interest rate fluctuations for bonds issued, bank borrowings and financial instruments that bear interest at a variable rate.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

Arauco completes its risk analysis by reviewing its exposure to changes in interest rates. As of September 30, 2016, 13% our financial debt accrues interest at variable rates. A change of +/- 10% in the interest rate is considered a possible range of fluctuation. Such market conditions would affect the income after tax at rate of +/- 0.71% (equivalent to ThU.S.$-/+ 2.0) and +/- 0.02% (equivalent to ThU.S.$-/+ 1.2) on equity.

Thousands of dollars	September 2016 Unaudited	Total
Fixed rate	3,768,733	86.8%
Bonds issued	3,257,403
Bank borrowings (*)	384,200
Financial leasing	127,130
Variable rate	573,821	13.2%
Bonds issued	0
Loans with Banks	573,821
Total	4,342,554	100.0%

Thousands of dollars	December 2015	Total
Fixed rate	3,689,719	85.7%
Bonds issued	3,180,334
Bank borrowings (*)	381,826
Financial leasing	127,559

Variable rate	615,716	14.3%
Bonds issued	0
Loans with Banks	615,716
Total	4,305,435	100.0%

(*)	Includes variable rate bank borrowings changed by fixed rate swaps.

23.10.5 Type of Risk: Market Risk – Price of Pulp Risks

Description

Pulp prices are determined by world and regional market conditions. Prices fluctuate based on demand, production capacity, commercial strategies adopted by large-scale forestry companies, pulp and paper producers and by the availability of substitutes.

Explanation of Price Risk Exposure and How This Risk Arises

Pulp prices are reflected in revenue from sales and directly affect the net income for the period.

As of September 30, 2016, revenue due to pulp sales accounted for 44.9% of total sales. Pulp prices are fixed on a monthly basis in accordance with the market. Forward contracts or other financial instruments are not used for pulp sales.

Explanation of Risk Management Objectives, Policies and Processes, and Measurement Methods

This risk is approached in different ways. Arauco has a team of specialists who perform periodic market and competition analyses, providing tools to analyze and evaluate trends and adjust forecasts. Similarly, Arauco performs price financial sensitivity analysis in order to take the necessary safeguards to confront different scenarios in the best possible manner.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Sensitivity analysis considers a variation of +/- 10% in the average pulp price, a possible fluctuation range given current market conditions at the date of the closing balance. With all other variables constant, a variation of +/- 10% in the average pulp price would mean an EBITDA annual variation of 4.33% (equivalent to MU.S.$ 47.22), on the income after tax and +/- 11,02% (equivalent to MU.S.$35.3) and +/- 0.34% (equivalent to MU.S.$21.2) on equity.

NOTE 24. OPERATING SEGMENTS

The main products that generate revenue for each operating segment are described as follows:

•	Pulp: The main products sold by this operating segment are long fiber bleached pulp (BSKP), short fiber bleached pulp (BHKP), long fiber raw pulp (UKP), and pulp fluff.

•	Timber: The range of products sold by this operating segment are plywood panels, MDF panels (medium density fiberboard), Hardboard Panels, PB Panels (agglomerated different sizes of sawn wood and remanufactured products such as moldings, precut pieces and finger joints.

The Wood segment was created following the merger of the companies indicated in Note 14, which resulted in the merger of the previous sawmills and boards segments. Disclosures made as of September 30, 2015, have been reformulated for comparative purposes.

•	Forestry: This operating segment produces and sells sawn logs, pulpable logs, posts and chips made from owned forests of Radiata and Taeda pine, eucalyptus globulus and nitens forests. Additionally, purchases logs and woodchip from third parties, which it sells to its other operating segment.

Pulp

The Pulp operating segment uses wood exclusively from pine and eucalyptus plantations for the production of different classes of wood cellulose or pulp. Bleached pulp is mainly used as raw material for producing printing and writing paper, as well as toilet paper and high quality wrapping paper. Unbleached pulp is used to produce packing paper, filters, fiber cement products, dielectric paper and others. On the other hand, fluff pulp is mainly used in the production of diapers and female hygiene products.

Arauco has seven plants, five in Chile, one in Argentina and one in Uruguay and they have a total production capacity of approximately 3.9 million tons per year. Pulp is sold in more than 45 countries, mainly in Asia and Europe.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Timber

The Panels operating segment produces a wide range of panel products and several kinds of moldings aimed at the furniture, decoration and construction industries. It consists of 17 industrial plants: 5 in Chile, 2 in Argentina, 2 in Brazil, and 8 plants around USA and Canada. The Company has a total annual production capacity of 6.7 million cubic meters of PBO, MDF, Hardboards, plywood and moldings.

The Sawn Timber operating segment produces a wide range of wood and remanufactured products with different kinds of uses and appearances, which include a wide variety of uses in the furniture, packing, construction and refurbishing industries.

With 9 saw mills in operation (8 in Chile and 1 in Argentina), the Company has a production capacity of 3 million cubic meters of sawn wood.

Furthermore, the Company has 5 remanufacturing plants, 4 in Chile and 1 in Argentina. These plants reprocess sawn wood and produce high quality remanufactured products, such as finger joint and solid moldings as well as precut pieces.

Forestry

The Forestry operating segment is Arauco’s core business. It provides raw materials for all products manufactured and sold by the Company. By directly controlling the growth of the forests to be processed, Arauco guarantees itself quality wood for each of its products.

Arauco holds forestry assets distributed throughout Chile, Argentina, Brazil and Uruguay, reaching 1.7 million hectares, of which 1 million hectares are used for plantations, 409 thousand hectares for native forests, 190 thousand hectares for other uses and 63 thousand hectares are to be planted.

Arauco’s principal plantations consist of radiata and taeda pine and eucalyptus to a lesser degree. These are species that have fast growth rates and short harvest cycles compared with other long fiber commercial woods.

Arauco has no customers representing 10% or more of its revenues.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Below, please find summarized information concerning the assets, liabilities and profits and losses at the end of each period, by segments. The profit (loss) of each segment informed takes into consideration that taxes and income and financial costs have not been allocated to the various segments, and are shown as part of the Corporate’s segment:

Period ended September 30, 2016 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	1,588,710	68,976	1,865,010	18,085	—	3,540,781	—	3,540,781
Revenues from transactions with other operating segments	31,155	802,896	5,128	24,810	—	863,989	(863,989)	—

Finance income					25,759	25,759		25,759
Finance costs					(200,455)	(200,455)		(200,455)
Net finance costs					(174,696)	(174,696)		(174,696)

Depreciation and amortizations	176,355	14,927	103,839	1,925	4,741	301,787		301,787
Sum of significant income accounts	88	152,840	243	—	—	153,171		153,171
Sum of significant expense accounts	—	2,669	12,007	—	—	14,676		14,676

Profit (loss) of each reportable segment	244,782	69,610	120,543	(2,754)	(290,370)	141,811		141,811

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates					12,170	12,170		12,170
Joint ventures			(180)		2,013	1,833		1,833

Income tax expense			—		(57,394)	(57,394)		(57,394)

Geographical information on revenues
Revenue – Chilean entities	1,293,961	34,873	946,635	480		2,275,949		2,275,949
Revenue – Foreign entities	294,749	34,103	918,375	17,605		1,264,832		1,264,832
Total Ordinary Income	1,588,710	68,976	1,865,010	18,085		3,540,781		3,540,781

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Period ended September 30, 2016 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets

Acquisition of property, plant and equipment and biological assets	137,323	139,121	68,344	1,494	1,919	348,201	—	348,201
Acquisition and contribution of investments in associates and joint venture	—	—	153,135	—	—	153,135	—	153,135

Period ended September 30, 2016	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,076,019	5,540,702	2,493,845	32,615	745,596	13,888,777	(40,524)	13,848,253
Segments assets (excluding deferred tax assets)	5,076,019	5,540,702	2,493,845	32,615	741,667	13,884,848	(40,524)	13,844,324
Deferred tax assets					3,929	3,929	—	3,929

Investments accounted through equity method
Associates	—	156,335	—	—	105,957	262,292		262,292
Joint Ventures	—	—	157,236	—	18,966	176,202		176,202
Segment liabilities	292,808	146,788	295,967	11,827	6,169,422	6,916,812		6,916,812
Segments liabilities (excluding deferred tax liabilities)	292,808	146,788	295,967	11,827	4,532,587	5,279,977		5,279,977
Deferred tax liabilities	—	—	—	—	1,636,835	1,636,835		1,636,835

Geographical information on non-current assets
Chile	2,551,791	3,542,015	730,579	125	132,769	6,957,279	(3,592)	6,953,687
Foreign countries	1,743,932	1,515,327	988,539	23,250	27,919	4,298,967	—	4,298,967
Non-current assets, Total	4,295,723	5,057,342	1,719,118	23,375	160,688	11,256,246	(3,592)	11,252,654

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Quarter July-September 2016 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	521,428	21,925	638,065	6,052	—	1,187,470	—	1,187,470
Revenues from transactions with other operating segments	11,026	247,785	2,008	8,094	—	268,913	(268,913)	—

Finance income					7,862	7,862		7,862
Finance costs					(64,685)	(64,685)		(64,685)
Net finance costs					(56,823)	(56,823)		(56,823)

Depreciation and amortizations	57,626	5,411	37,551	600	1,582	102,770		102,770
Sum of significant income accounts	0	45,805	100	0	0	45,905		45,905
Sum of significant expense accounts	0	2,669	655	0	0	3,324		3,324

Profit (loss) of each reportable segment	77,226	969	47,227	(1,037)	(92,961)	31,424		31,424

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates					3,384	3,384		3,384
Joint ventures			(21)		609	588		588

Income tax expense					(17,842)	(17,842)		(17,842)

Geographical information on revenues
Revenue – Chilean entities	416,910	8,348	318,165	164		743,587		743,587
Revenue – Foreign entities	104,518	13,577	319,900	5,888		443,883		443,883
Total Ordinary Income	521,428	21,925	638,065	6,052		1,187,470		1,187,470

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Quarter July-September 2016 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets (*)

Acquisition of property, plant and equipment and biological assets	61,913	42,547	23,674	226	646	129,006	—	129,006
Acquisition and contribution of investments in associates and joint venture								—

Segment Cash Flows
Cash Flows from (used in) Operating Activities	91,728	63,979	108,411	(1,095)	(119,368)	143,655		143,655
Cash flows (used in) investing activities	(62,244)	(41,423)	(25,066)	(226)	4,087	(124,872)		(124,872)
Cash flows from (used in) Financing Activities	(63,058)	19,777	(282)	0	(35,731)	(79,294)		(79,294)
Net increase (decrease) in Cash and Cash Equivalents	(33,574)	42,333	83,063	(1,321)	(151,012)	(60,511)		(60,511)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Period ended September 30, 2015 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	1,794,026	88,325	2,031,729	25,871	—	3,939,951	—	3,939,951
Revenues from transactions with other operating segments	33,263	389,431	8,161	24,705	—	455,560	(455,560)	—

Finance income					35,069	35,069		35,069
Finance costs					(193,788)	(193,788)		(193,788)
Net finance costs					(158,719)	(158,719)		(158,719)

Depreciation and amortizations	171,467	13,547	105,846	2,952	5,075	298,887		298,887
Sum of significant income accounts	124	149,063	4,578	—	—	153,765		153,765
Sum of significant expense accounts	—	34,970	—	—	—	34,970		34,970

Profit (loss) of each reportable segment	355,845	76,772	219,102	1,240	(374,375)	278,584		278,584

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates					920	920		920
Joint ventures			(293)		628	335		335

Income tax expense					(103,558)	(103,558)		(103,558)

Geographical information on revenues
Revenue – Chilean entities	1,471,361	51,503	1,024,472	1,275		2,548,611		2,548,611
Revenue – Foreign entities	322,665	36,822	1,007,257	24,596		1,391,340		1,391,340
Total Ordinary Income	1,794,026	88,325	2,031,729	25,871		3,939,951		3,939,951

Period ended September 30, 2015	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets (*)

Acquisition of property, plant and equipment and biological assets	163,001	142,396	76,185	1,402	2,290	385,274	—	385,274
Acquisition and contribution of investments in associates and joint venture								—

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Year ended December 31, 2015 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Segment assets	5,172,095	5,471,322	2,374,134	31,679	669,703	13,718,933	(48,542)	13,670,391
Segments assets (excluding deferred tax assets)	5,172,095	5,471,322	2,374,134	31,679	665,968	13,715,198	(48,542)	13,666,656
Deferred tax assets					3,735	3,735		3,735

Investments accounted through equity method
Associates		121,359	—	—	119,781	241,140		241,140
Joint Ventures		—	3,573	—	20,099	23,672		23,672
Segment liabilities	318,880	147,432	269,963	11,526	6,276,145	7,023,946		7,023,946
Segments liabilities (excluding deferred tax liabilities)	318,880	147,432	269,963	11,526	4,657,133	5,404,934		5,404,934
Deferred tax liabilities					1,619,012	1,619,012		1,619,012

Geographical information on non-current assets
Chile	2,565,307	3,536,372	758,936	30	128,185	6,988,830	(2,955)	6,985,875
Foreign countries	1,782,286	1,313,685	735,924	23,406	142,803	3,998,104	—	3,998,104
Non-current assets, Total	4,347,593	4,850,057	1,494,860	23,436	270,988	10,986,934	(2,955)	10,983,979

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Quarter July-September 2015 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Revenues from external customers	587,597	24,252	666,485	7,557		1,285,891	—	1,285,891
Revenues from transactions with other operating segments	10,101	135,977	2,860	8,571		157,509	(157,509)	—

Finance income					15,792	15,792		15,792
Finance costs					(62,636)	(62,636)		(62,636)
Net finance costs					(46,844)	(46,844)		(46,844)

Depreciation and amortizations	58,990	6,000	34,375	983	1,756	102,104		102,104
Sum of significant income accounts		53,815	3,643			57,458		57,458
Sum of significant expense accounts		5,113				5,113		5,113

Profit (loss) of each reportable segment	110,358	26,538	68,161	(440)	(117,639)	86,978		86,978

Share of profit (loss) of associates and joint ventures accounted for using equity method

Associates					2,205	2,205		2,205
Joint ventures			(99)		135	36		36

Income tax expense					(26,319)	(26,319)		(26,319)

Geographical information on revenues
Revenue – Chilean entities	477,961	12,672	335,945	987		827,565		827,565
Revenue – Foreign entities	109,636	11,580	330,540	6,570		458,326		458,326
Total Ordinary Income	587,597	24,252	666,485	7,557		1,285,891		1,285,891

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Quarter July-September 2015 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Sub Total ThU.S.$	Elimination ThU.S.$	Total ThU.S.$

Amounts of additions to non-current assets (*)

Acquisition of property, plant and equipment and biological assets	32,384	46,839	23,734	425	103	103,485		103,485
Acquisition and contribution of investments in associates and joint venture								—

Segment Cash Flows
Cash Flows from (used in) Operating Activities	56,222	118,472	67,103	89	(2,472)	239,414		239,414
Cash flows (used in) investing activities	(27,295)	(45,259)	(19,181)	(425)	(3,655)	(95,815)		(95,815)
Cash flows from (used in) Financing Activities	(28,947)	898	(36,990)	0	(41,588)	(106,627)		(106,627)
Net increase (decrease) in Cash and Cash Equivalents	(20)	74,111	10,932	(336)	(47,715)	36,972		36,972

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

The following is a breakdown of cash flows by segment, which is presented in a complementary to required by local requirements:

Period ended September 30, 2016 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Cash Flows by segments
Cash Flows from (used in) Operating Activities	433,019	187,905	274,382	2,271	(300,203)	597,374		597,374
Cash flows (used in) investing activities	(139,637)	(115,312)	(227,900)	(1,494)	1,939	(482,404)		(482,404)
Cash flows from (used in) Financing Activities	(92,006)	5,772	(36,235)	0	(25,683)	(148,152)		(148,152)
Net increase (decrease) in Cash and Cash Equivalents	201,376	78,365	10,247	777	(323,947)	(33,182)		(33,182)

Period ended September 30, 2015 Unaudited	Pulp ThU.S.$	Forestry ThU.S.$	Panels ThU.S.$	Others ThU.S.$	Corporate ThU.S.$	Subtotal ThU.S.$	Elimination ThU.S.$	Total ThU.S.$
Cash Flows by segments
Cash Flows from (used in) Operating Activities	228,015	220,848	258,159	3,418	(22,435)	688,005		688,005
Cash flows (used in) investing activities	(165,412)	(129,844)	(69,724)	(1,402)	(30,190)	(396,572)		(396,572)
Cash flows from (used in) Financing Activities	(57,895)	15,284	(150,842)		(520,050)	(713,503)		(713,503)
Net increase (decrease) in Cash and Cash Equivalents	4,708	106,288	37,593	2,016	(572,675)	(422,070)		(422,070)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

Information required by geographic area:

	Geographical area
2016 unaudited	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues at 09-30-2016	2,275,949	271,821	272,331	589,696	130,984	3,540,781
Revenues quarter July – September 2016	743,587	102,076	97,014	199,376	45,417	1,187,470
Non-current Assets at 09-30-2016 other than tax deferred	6,949,836	944,813	1,158,172	379,238	1,816,666	11,248,725

	Geographical area
2015 unaudited	Local country	Foreign country
	Chile	Argentina	Brazil	USA/Canada	Uruguay	Total
Disclosure of geographical areas	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$	ThU.S.$
Revenues at 09-30-2015	2,548,611	347,166	310,076	603,531	130,567	3,939,951
Revenues quarter July – September 2015	827,565	114,804	92,941	201,313	49,268	1,285,891
Non-current Assets at 09-30-2015 other than tax deferred	6,986,236	978,285	837,886	364,889	1,812,948	10,980,244

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 25. OTHER NON-FINANCIAL ASSETS AND NON-FINANCIAL LIABILITIES

Current non-financial assets	09-30-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Roads to amortize current	42,962	47,731
Prepayment to amortize (insurance + others)	65,371	20,398
Recoverable taxes (Relating to purchases)	63,716	62,468
Other current non-financial assets	5,596	3,359
Total	177,645	133,956

Non current non-financial assets	09-30-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Roads to amortize, non current	111,322	111,319
Guarantee values	3,024	2,635
Recoverable taxes (Relating to purchases)	11,240	7,767
Other non current non-financial assets	4,314	3,795
Total	129,900	125,516

Current non-financial liabilities	09-30-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
Provision of minimum dividend (1)	61,804	102,305
ICMS tax payable	9,964	6,172
Other tax payable	16,956	19,442
Other Current non-financial liabilities	2,602	3,804
Total	91,326	131,723

(1)	Provision includes a minimum dividend of subsidiary minority.

Non current non-financial liabilities	09-30-2016 Unaudited ThU.S.$	12-31-2015 ThU.S.$
ICMS tax payable	58,596	45,365
Other non-current non financial liabilities	1,519	1,876
Total	60,115	47,241

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

NOTE 26. DISTRIBUTABLE NET INCOME AND EARNINGS PER SHARE

Distributable net income

As a general policy, the Board of Directors of Arauco agreed that the net income to be distributed as dividend is determined based on realized net gains/(losses) of any relevant variations in the value of unrealized assets and liabilities, which are excluded from the calculation of net income during the period such changes are made.

As a result of the foregoing, for purposes of determining the distributable net income of the Company, which is the same considered for calculating the minimum dividend required and additional dividend, the following unrealized gains/losses are excluded from the net income for the year:

1)	Unrealized gains/losses relating to the fair value recorded for forestry assets under IAS 41, adding them back to distributable net income when they are realized through sale or disposed of by other means.

2)	Those generated through the acquisition of entities. These results will be added back to net income when they are realized through sale.

The deferred taxes associated with the amounts described in 1) and 2) above are also excluded.

The following table details the adjustments made for the determination of distributable net income as September 30, 2016 and 2015 in order to determine the provision of 40% of the distributable net income for each year:

Unaudited	Distributable Net Income ThU.S.$
Net income attributable to owners of parent at 09-30-2016	140,222
Adjustments:
Biological Assets
Unrealized gains/losses	(138,439)
Realized gains/losses	150,696
Deferred income taxes	(4,618)
Total adjustments	7,639
Distributable Net Income at 09-30-2016	147,861

Unaudited	Distributable Net Profit ThU.S.$
Net income attributable to owners of parent at 09-30-2015	276,107
Adjustments
Biological Assets
Unrealized	(138,759)
Realized	159,915
Deferred income taxes	(6,731)
Total adjustments	14,425
Distributable Net Income at 09-30-2015	290,532

The Company expects to maintain its policy of distributing 40% of its net distributable income as dividends for all future fiscal years, but will also consider the alternative of distributing a provisional dividend at year end.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

As of September 30, 2016 in the Classified Statement of Financial Position, under the line item Other Ordinary Non-Financial Liabilities for an amount of ThU.S.$91,326, a total of ThU.S.$59,144 correspond to a provision for the minimum dividend for 2016 period, both corresponding to the Parent Company.

Basic and diluted earnings per share

Basic earnings per share are calculated by dividing the profit or loss attributable to ordinary equity holders of parent by the weighted average number of ordinary shares outstanding. Arauco does not have any shares with potential dilutive effect.

	January-September		July-September
	Unaudited		Unaudited
	2016 ThU.S.$	2015 ThU.S.$	2016 ThU.S.$	2015 ThU.S.$
Profit or loss attributable to ordinary equity holder of parent	140,222	276,107	31,138	86,204
Weighted average of number of shares	113,159,655	113,159,655	113,159,655	113,159,655
Basic earnings per share (in U.S.$ per share)	1.24	2.44	0.28	0.76

NOTE 27. SUBSEQUENT EVENTS

1)	On October 25, 2016, the commencement of the construction of the “MDP Grayling” project was approved, which will be located in the State of Michigan, United States of America (the “Project”). The Project will be developed by the North American subsidiary Flakeboard America Limited.

Said Project consists of the construction and operation of a plant that will manufacture MDP boards or panels (medium-density particle boards). The Project’s production capacity is expected to be 800,000 m3 of finished product per year, of which approximately 300,000 m3 shall be coated with melamine-impregnated paper.

It is estimated that the Project shall begin operations by the end of year 2018, and that its sales will exceed US$ 200,000,000 per year.

The execution of this Project requires an estimated investment of US$ 400,000,000, which shall be financed with in-house resources.

Arauco estimates that this Project shall cause positive effects on the Company’s results, although, for the time being, these effects are not quantifiable.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

September 30, 2016

Amounts in thousands of U.S. dollars, except as indicated

2)	The authorization for the issuance and publication of these interim consolidated financial statements for the period between January 1 and September 30, 2016 was approved by the Board of Directors of Arauco at the Extraordinary Session No. 558 held on November 11, 2016.

Subsequent to September 30, 2016 and until the date of issuance of these interim consolidated financial statements, there have been no events, other than those discussed above, that could materially affect the presentation of these financial statements.

Celulosa Arauco y Constitución S.A.

Third Quarter 2016 Results

November 14, 2016

1

HIGHLIGHTS

REVENUES U.S.$ 1,187.5 MILLION

Arauco’s revenues reached U.S.$ 1,187.5 million during the third quarter of 2016, a 1.6% decrease compared to the U.S.$ 1,207.3 million obtained in the second quarter of 2016.

NET INCOME U.S.$ 31.4 MILLION

Net income reached U.S.$ 31.4 million, a decrease of 45.3% or U.S.$ 26.1 million compared to the U.S.$ 57.5 million obtained in the second quarter of 2016.

ADJUSTED EBITDA U.S.$ 256.1 MILLION

Adjusted EBITDA reached U.S.$ 256.1 million, a decrease of 9.6% or U.S.$ 27.2 million compared to the U.S.$ 283.4 million obtained during the second quarter of 2016.

NET FINANCIAL DEBT/ LTM ADJUSTED EBITDA

Net Financial Debt / LTM(1) Adjusted EBITDA ratio reached 3.6x in this quarter, an increase of 0.2x compared to the 3.4x obtained in the second quarter of 2016.

(1)	LTM = Last Twelve Months

CAPEX

CAPEX reached U.S.$ 129.0 million, a decrease of 52.5% or U.S.$ 142.8 million compared to the U.S.$ 271.8 million during the second quarter of 2016.

Conference Call

Friday, November 18th, 2016

13:00 Santiago Time

11:00 Eastern Time (New York)

Please Dial:

+1 (844) 839 2184 from USA

+1 (412) 317 2505 from other countries

Password: Arauco

For further information, please contact:

Marcelo Bennett

marcelo.bennett@arauco.cl

Phone: (562) 2461 7309

Fernanda Paz Vásquez

fernanda.vasquez@arauco.cl

Phone: (562) 2461 7494

investor_relations@arauco.cl

For more details on Arauco´s financial statements please refer to www.svs.cl or www.arauco.cl

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F that identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof and Arauco does not assume any obligation to update such statements. References herein to “U.S.$” are to United States dollars. Discrepancies in any table between totals and sums of the amounts listed are due to rounding. This report is unaudited.

2

OVERVIEW

Arauco’s third quarter results were modest, with revenues slightly decreasing 1.6% or U.S.$ 1,187.5 million during the third quarter of the year. As a consequence, our Adjusted EBITDA reached U.S.$ 256.1 million this quarter.

Fundamentals in the softwood and hardwood pulp markets were relatively weak as supply remained plentiful, but the general mood remains optimistic. Arauco was able to concrete a few price hikes, and Chinese demand is starting to pick up. New pulp capacity coming in has shown its effects in both fibers, and the market is holding its breath to discern the impact of the new pulp mills coming in the next few months, especially with the pulp mill in Indonesia.

Our wood products business showed mixed results, with some prices increasing in detriment of lower sales volume. The overall effect was that revenues remained unchanged with respect to the previous quarter, increasing 0.5%.

Arauco´s Free Cash Flow during this quarter was U.S.$ 11.0 million, thanks to lower payments in investment and financing activities. Net Debt decreased by U.S.$ 20.1 million, mainly from a lower accrued interest as year-end approaches. A lower Adjusted EBITDA offset our lower Net debt over the last twelve months, which increased our leverage to 3.6 times from the 3.4 times previously recorded last quarter.

Adjusted EBITDA and EBITDA Margin

(In U.S.$ Millions)

3

INCOME STATEMENT

Net income for the third quarter of 2016 was U.S.$ 31.4 million, a decrease of 45.3% or U.S.$ 26.0 million compared to the U.S.$ 57.5 million obtained in the second quarter of this year.

In U.S.$ Millions	Q3 2016	Q2 2016	QoQ

Revenue	1,187.5	1,207.3	-1.6%
Cost of sales	(885.2)	(874.6)	1.2%
Distribution costs	(123.8)	(119.6)	3.4%
Administrative expenses	(134.9)	(139.1)	-3.1%
Other income	69.9	61.7	13.2%
Other expenses	(10.5)	(12.9)	-18.9%
Financial income	7.9	6.6	19.4%
Financial costs	(64.7)	(65.5)	-1.2%
Participation in (loss) profit in associates and joint ventures accounted through equity method	4.0	6.0	-33.7%
Exchange rate differences	(1.0)	(0.2)	419.4%

Income before income tax	49.3	69.7	-29.3%

Income tax	(17.8)	(12.2)	46.4%

Net income	31.4	57.5	-45.3%

Revenues reached U.S.$ 1,187.5 million during the third quarter of 2016 compared with the U.S.$ 1,207.3 million in the previous quarter, impacted by the lower revenues in our pulp and forestry business segments. Wood products remained stable compared to last quarter, slightly adjusting upward by 0.5%. Revenue from our energy sales decreased by 9.2% compared to last quarter, with lower prices having more impact than lower sales volume, the latter varying minimally. Average prices in our pulp business decreased 3.7% compared to last quarter, while sales volume slightly adjusted downward 0.2%. In our wood products business, average prices increased 0.9% compared to last quarter, and sales volume remained stable. The following table shows a breakdown of our revenue sales distributed by business segment:

In U.S.$ Millions	Q3 2016	Q2 2016	QoQ

Pulp(*)	521.4	541.5	-3.7%
Wood Products(*)	638.1	635.2	0.5%
Forestry	21.9	24.8	-11.6%
Others	6.1	5.8	3.8%

Total	1,187.5	1,207.3	-1.6%

(*)	Pulp and Wood division sales include energy

Sales by Business Segment 3Q 2016

4

Cost of sales for the third quarter of the year reached U.S.$ 885.2 million, U.S.$ 10.5 million or 1.2% higher than the U.S.$ 874.6 million obtained in the second quarter of 2016. Forestry labor costs increased by 17.0% or U.S.$ 24.5 million, mainly due to an accounting adjustment for amortizations of road constructions in forestry lands older than five years. Other raw materials and indirect costs also increased 6.7% or U.S.$ 6.2 million with respect to last quarter, because of an accounting adjustment as well. On the other hand, the items with the most decline in absolute value were timber; sawmill services, and energy and fuel, in line with the overall decline in sales volume in both the pulp and wood products segment.

In U.S.$ Millions	Q3 2016	Q2 2016	QoQ

Timber	177.4	186.7	-5.0%
Forestry costs	168.0	143.6	17.0%
Depreciation and amortization	93.5	96.6	-3.2%
Maintenance costs	79.0	80.8	-2.2%
Chemical costs	120.1	119.3	0.6%
Sawmill services	25.1	31.1	-19.3%
Other raw materials and indirect costs	99.8	93.5	6.7%
Energy and fuel	32.3	37.2	-13.3%
Cost of electricity	9.9	8.9	10.8%
Wage, salaries and severance indemnities	80.1	76.9	4.1%

Cost of Sales	885.2	874.6	1.2%

Administrative expenses overall decreased by 3.1% or U.S.$ 4.3 million, mainly as a result of a 10.6% or U.S.$ 6.2 million decline in wage, salaries and severance indemnities. This decline is a consequence of a reversal of provisions, specifically pertaining the “SES Project”, a cost reduction initiative implemented in Chile, Argentina, and Brazil. The organizational simplification phase was completed during September of this year, and we have already begun working on the next phase, which involves the review of purchases and contracts. Insurance also decreased 29.3% or U.S$ 1.9 million since there was a renegotiation of the group insurance policy, favoring Arauco. In terms of increases this quarter, there was an increase of 39.6% or U.S.$ 4.0 million in fees compared to last quarter, due to expenses related to the “SES Project”.

In U.S.$ Millions	Q3 2016	Q2 2016	QoQ

Wage, salaries and severance indemnities	52.6	58.9	-10.6%
Marketing, advertising, promotion and publications expenses	2.6	2.3	13.9%
Insurance	4.5	6.3	-29.3%
Depreciation and amortization	8.5	7.1	18.8%
Computer services	10.4	10.7	-2.9%
Lease rentals (offices, warehouses and machinery)	4.3	5.1	-15.2%
Donations, contributions, scholarships	1.5	2.8	-46.6%
Fees (legal and technical advisories)	14.2	10.1	39.6%
Property taxes, patents and municipality rights	6.1	6.5	-6.5%
Other administration expenses	30.2	29.2	3.3%

Administrative Expenses	134.9	139.1	-3.1%

5

Distribution costs increased 3.4% or U.S.$ 4.1 million, mostly due to an increase in freights costs of U.S$ 5.7 million or 6.5% compared to the previous quarter, mainly because Arauco Argentina increased exports to the Chinese markets during this quarter.

In U.S.$ Millions	Q3 2016	Q2 2016	QoQ

Commissions	3.3	3.6	-8.3%
Insurance	0.6	0.9	-36.7%
Other selling costs	4.6	4.6	0.3%
Port services	7.2	6.8	6.1%
Freights	92.5	86.8	6.5%
Other shipping and freight costs	15.6	16.9	-8.0%

Distribution Costs	123.8	119.6	3.4%

As a percentage, administrative expenses and distribution costs combined were 21.8%, showing an upward trend compared to the 21.4% in the previous quarter, and an upward trend compared to 19.4% in the quarter before that.

Other income rose 13.2% or U.S.$ 8.1 million this quarter. Other operating results increased U.S.$ 15.3 million due to the reversal of a provision. On the other hand, gain from changes in fair value of biological assets decreased 15.4% or U.S.$ 7.5 million compared to last quarter because of accounting adjustments in Brazil.

In U.S.$ Millions	Q3 2016	Q2 2016	QoQ

Gain from changes in fair value of biological assets	40.9	48.4	-15.4%
Net income from insurance compensation	0.5	0.8	-31.7%
Leases received	2.2	0.7	193.8%
Gains on sales of assets	1.9	7.3	-73.2%
Access easement	3.5	0.1	—
Recovery of tax credits	1.0	—	—
Other operating results	19.8	4.5	—

Other Income	69.9	61.7	13.2%

6

Other expenses fell overall 18.9% or U.S.$ 2.4 million. There were minor variations in terms of absolute value, but the two largest variations downward were Provision for forestry fire losses for U.S.$ 1.5 million and Other taxes for U.S.$ 1.4 million. The differences in these expenses affected operations in Chile, with Other taxes varying due to payment of withholding taxes.

In U.S.$ Millions	Q3 2016	Q2 2016	QoQ

Depreciation	0.3	0.3	9.6%
Legal payments	0.2	(0.9)	-127.0%
Impairment provision property, plant and equipment and others	1.6	1.0	66.4%
Plants stoppage operating expenses	0.5	0.5	10.3%
Gain (loss) from asset sales	0.4	0.6	-29.3%
Loss of assets	0.3	0.3	-3.3%
Provision for forestry fire losses	0.6	2.1	-70.7%
Other taxes	1.7	3.1	-44.7%
Research and development expenses	0.8	0.6	34.0%
Compensation and eviction	1.3	2.3	-41.3%
Fines, readjustments and interest	0.5	0.2	257.0%
Other expenses (donations, repayments insurance)	2.1	3.0	-29.3%

Other expenses	10.5	12.9	-18.9%

Foreign exchange differences showed a loss of U.S.$ 1.0 million, a U.S.$ 0.8 million difference when compared to the previous quarter that ended at U.S.$ 0.2 million. The movement of the Chilean Peso and Argentina Peso affect our cash and cash equivalents as well as our receivables, among other items. This quarter the Chilean Peso depreciated by 0.2% against the U.S. dollar, which was greatly offset by the 1.3% appreciation of the Argentine Peso. The Brazilian Real appreciated 0.8% throughout this quarter, gaining 0.8% in value against the U.S. dollar, which in turn positively affected our U.S. dollar-denominated debt in that country.

7

ADJUSTED EBITDA

Adjusted EBITDA for the third quarter of 2016 was U.S.$ 256.1 million, 9.6% or U.S.$ 27.2 million lower than the US$ 283.4 million reached during the previous quarter. In terms of Adjusted EBITDA by business, during the third quarter of the year we had a decrease in our pulp, wood and forestry divisions of 15.2%, 3.3% and 32.0% respectively. Pulp EBITDA was impacted by prices, which continue an overall downward trend in both fibers. Forestry EBITDA was impacted by an accounting adjustment in forestry road costs. On the other hand, corporate and consolidation adjustments increased by U.S.$ 20.4 million, driven by one-time provision adjustments that occurred during this quarter, mainly due to the strategic initiative SES.

In U.S. Millions	Q3 2016	Q2 2016	Q3 2015	QoQ	YoY

Net Income	31.4	57.5	87.0	-45.3%	-63.9%
Financial costs	64.7	65.5	62.6	-1.2%	3.3%
Financial income	(7.9)	(6.6)	(15.8)	19.4%	-50.2%
Income tax	17.8	12.2	26.3	46.4%	-32.2%

EBIT	106.1	128.6	160.1	-17.5%	-33.8%

Depreciation & amortization	102.8	104.5	102.1	-1.6%	0.7%

EBITDA	208.9	233.0	262.2	-10.4%	-20.4%

Fair value cost of timber harvested	86.6	96.5	81.3	-10.2%	6.5%
Gain from changes in fair value of biological assets	(40.9)	(48.4)	(46.6)	-15.4%	-12.2%
Exchange rate differences	1.0	0.2	22.6	419.4%	-95.6%
Others (*)	0.6	2.1	5.1	-70.7%	-88.2%

Adjusted EBITDA	256.1	283.4	324.6	-9.6%	-21.1%

(*)	Includes provision from forestry fire losses.

Adjusted EBITDA Variation by Business Segment Q2 2016 – Q3 2016

(In U.S.$ Millions)

8

FORESTRY BUSINESS

The Adjusted EBITDA for our forestry business reached U.S.$ 49.6 million during this quarter, which translates to a 32.0% or U.S.$ 23.3 million decrease compared to the previous quarter.

Adjusted EBITDA for Forestry Business

(In U.S.$ Millions)

During the third quarter, our forestry production was 5.3 million m3, a 5.5% decrease compared to the 5.6 million m3 produced in the previous quarter. Sales volume decreased by 0.5% from 7.7 million m3 to 7.6 million m3.

Production, Purchases and Sales Volume

(In Thousands m3)

9

PULP BUSINESS

The Adjusted EBITDA for our pulp business reached U.S.$ 119.2 million during this quarter, which translates to a 15.2% decrease or U.S.$ 21.4 million compared to the previous quarter.

Adjusted EBITDA for Pulp Business

(In U.S.$ Million)

Global Pulp Demand Change Q2 2016 – Q3 2016 Production and Sales Volume (In Thousands AdT)

During the third quarter, prices dipped to the lowest levels during this year, although the mood has improved at quarter-end. Among other factors, growing supply from Europe and North America increased long fiber producer stocks by two days, while new supply from Brazil enabled short fiber producer stocks to increase by six days. Seasonality effects in the Northern hemisphere did not help matters, as the summer months brought with them less demand. Compared to the same quarter of last year, inventory levels for long fiber remained at similar levels, while hardwood levels increased by 10 days.

Despite leading price recoveries during the last quarter, this quarter Asia suffered a setback in prices, with China leading the way. Overall prices declined 6% in both fibers, which translated in adjustments of U.S.$ 25 to U.S.$ 30 in long fiber prices, and U.S.$30 to U.S.$ 40 in short fiber prices. The price gap between both fibers remained wide, with long fiber U.S.$ 110 above short fiber prices, incentivizing a higher use of short fiber over long fiber. The effect of additional volume from North America also pressured prices, although this new supply is planned to produce fluff pulp in the medium and long term as the fluff market develops and deepens. In the meantime, Asian markets remain attractive to enter rapidly and compete via prices to sell this excess supply. Printing and writing paper demand remained active, and exports increased as the local currency in Asian countries depreciated against the U.S. dollar.

The European market suffered minor adjustments of approximately 2% to 3% in both fibers, translating into a decline of U.S.$ 10 for long fiber prices and U.S.$ 20 for short fiber prices. Although the factors pressuring prices are similar to those affecting Asia, price declines were not as pronounced, especially since Asian prices recovered much more during the second quarter compared to European prices. Paper markets remained stagnant and even tissue producers experienced price slumps.

Markets in Latin America continued to be active, with the exception of Brazil with lower than average pulp prices due to the aggressive position of new supply within the country took within the local market. Middle Eastern markets followed global tendencies and special discount in spot prices were frequent in order to divert excess supply from more important and regular markets.

During this quarter, our production levels were normal, with maintenances stoppages in our Licancel Pulp Mill in July and Line 2 of our Arauco Pulp Mill at the end of August, both lasting approximately two weeks.

10

WOOD PRODUCTS BUSINESS

The Adjusted EBITDA for our wood products business reached U.S.$ 85.4 million during this quarter, which translates to a 3.3% decrease or U.S.$ 2.9 million compared to the previous quarter.

Adjusted EBITDA for Wood Product Business

(In U.S.$ Millions)

Changes in Volume Sales by Market Q2 2016 – Q3 2016 Production and Sales Volume: Panels (In Thousands m3) Production and Sales Volume: Sawn Timber (In Thousands m3)

Our wood products segment showed mixed results during the third quarter, which overall maintained revenues stable compared to last quarter. Revenues of this segment adjusted of 0.5% upward, reaching U.S.$ 638.1 million. Prices improved in some regions, especially in Chilean and Brazilian markets. However, this price improvement was in detriment of sales volume, with both markets declining by 10.8% and 7.2% in sales volume, respectively. The opposite effect occurred in Argentina and other markets, with prices slightly dipping in favor of increased sales volume.

Within the panels market, there were overall stronger price increases than decreases throughout all markets, with the exception of Brazil which saw a minor decline in prices in MDF and PBO. Higher local competition within this market added pressure to prices in this country. The depreciation of the Brazilian real against the U.S. dollar also gave way to lower returns in U.S. dollar terms for exports. Our melamine products, however, were well positioned and continued to reap the benefits. In North America, MDF had a positively sloped demand throughout the quarter, and imports from our production facilities in Brazil, Argentina and Chile increased in order to meet this higher demand. Particleboard sales did not fare as well, but maintained somewhat similar levels in terms of price and volume compared to last quarter. Sales in Mexico prospered and prices remained stable this quarter despite new MDF mills starting up locally. Products that differentiate us from our competitors, such as our melamine products, helped maintain sales volume. In Argentina, there was an upsurge in sales volume, despite exports being difficult to concrete. MDF moldings have also regained strength across markets.

Furthermore, sawn timber markets continued to recover. Asia and Oceania, one of our stronger markets within sawn timber sales showed a healthy demand, with China and Korea showing stable prices and sales volume. In the United States and Canada, Arauco was able to regain market position in Araucoply, as there was a stronger demand for these products throughout the region. This effect was slightly offset by higher sales volume from Latin American countries. Price hikes in pine moldings, though modest, have yet to affect our bottom line. Middle Eastern markets continue to show favorable results, expanding Arauco´s client base in India and consolidating price increases. Other markets, such as Latin America and the Caribbean and Europe, have shown stability, with plywood picking up strength in the latter.

11

CAPITAL EXPENDITURES

US$ Millions	Q3 2016	Q2 2016	Q3 2015	YTD 2016	YTD 2015

Cash flows used in purchase of associates and joint ventures	—	153.1	—	153.1	—
Purchase and sales of property, plant and equipment	97.6	82.2	62.6	243.0	258.9
Purchase and sales of intangible assets	0.2	1.1	0.9	1.9	2.8
Purchase of other long-term assets	31.2	35.4	39.9	103.3	123.5

Total CAPEX	129.0	271.8	103.4	501.3	385.2

During this quarter, capital expenditures decreased by U.S.$ 142.8 million or 52.5% compared to the second quarter of 2016. The cash disbursement of € 137.5 million at the end of May for 50% in the Sonae Arauco joint venture increased capital expenditures during last quarter, which amounted to approximately U.S. 153.1 million. The water effluent treatment system also disbursed cash payments of U.S.$ 17.5 million, accumulating U.S.$ 33.3 million in capital expenditures up to September of this year. There were minor improvements in Arauco North America across various mills, including a mill water infrastructure in Duraflake and preliminary expenses for the new particleboard mill in Michigan, totaling approximately U.S.$ 12.6 million in cash disbursements this quarter. Argentina also had minor improvements which totaled U.S.$ 6.1 million. Plantations of biological assets across all countries amounted to U.S.$ 31.1 million. The maintenance stoppage in our Licancel Pulp Mill and Line 2 of our Arauco Pulp Mill during this quarter cost a total of U.S.$ 22.2 million. The remaining CAPEX pertains to sustaining business investments.

12

FREE CASH FLOW

During this quarter, cash provided by operating activities decreased U.S.$ 99.3 million, mainly due to lower Adjusted EBITDA and seasonally higher interest payments every third quarter. In terms of Cash used by investment activities, capital expenditures were lower during this quarter in comparison to the second quarter, due to the cash disbursement for the Sonae Arauco joint venture in May 2016. In addition, cash used by financing activities during this quarter was U.S.$ 0.6 million, lower than last quarter’s U.S.$ 99.8 million which included dividend payments.

US$ Millions	Q3 2016	Q2 2016	Q3 2015

Adjusted EBITDA	256.1	283.4	324.6
Working Capital Variation	(1.0)	39.2	73.5
Interest paid and received	(68.8)	(22.4)	(69.2)
Income tax paid	(36.4)	(21.4)	(15.1)
Other cash inflows (outflows)	(6.2)	(35.8)	(69.7)

Cash from Operations	143.7	243.0	244.1

Capex	(129.0)	(271.8)	(103.4)
Proceeds from investment activities	3.0	5.7	1.0
Other inflows of cash, net	1.2	5.5	6.6

Cash from Investment Activities	(124.9)	(260.6)	(95.8)

Dividends paid	(0.3)	(100.3)	(0.4)
Other inflows of cash, net	(0.3)	0.4	(0.1)

Cash from (used) in financing activities - Net of proceeds and repayments	(0.6)	(99.8)	(0.5)

Effect of exchange rate changes on cash and cash equivalents	(7.2)	6.6	(20.0)

Free Cash Flow	11.0	(110.8)	127.8

Net Debt Variation Q2 2016 – Q3 2016

(In U.S.$ Million)

13

FINANCIAL DEBT AND CASH

Arauco’s financial debt as of September 30, 2016 reached U.S.$ 4,342.6 million, a decrease of 2.0% or U.S.$ 87.8 million when compared to June 30, 2016. Our consolidated net financial debt decreased 0.5% or U.S.$ 20.1 million when compared with June 2016, while cash and cash equivalents decreased by U.S.$ 67.7 million.

Our leverage, measured as Net Financial Debt/LTM Adjusted EBITDA, increased compared to last quarter from 3.4 times to 3.6 times.

	September	June	September
US$ Millions	2016	2016	2015
Short term financial debt	716.9	647.8	319.7
Long term financial debt	3,625.7	3,782.5	4,008.1

TOTAL FINANCIAL DEBT	4,342.6	4,430.3	4,327.7

Cash and cash equivalents	459.7	527.4	528.9

NET FINANCIAL DEBT	3,882.9	3,902.9	3,798.9

Net Financial Debt and Leverage

(In U.S.$ Million)

Debt by Currency	Debt by Instrument

(*)	UF is a Chilean monetary unit indexed to inflation.

14

Financial Debt Profile

For the remainder of the year, bank obligations (which include accrued interest) sum up a total of U.S.$ 91.5 million, which include the following maturities: U.S.$ 23.4 million in loans to Montes del Plata, U.S.$ 51.3 million from pre export financing loans, U.S.$ 10.6 million in leasing in Chile, and U.S.$6.1 in our Brazilian subsidiaries. The remaining years have not undergone any major changes in financial obligations as compared to the previous quarter.

Financial Obligation by Year

(In U.S.$ Million)

Cash

Our cash position was U.S.$ 459.7 million at the end of the third quarter, which is a U.S.$ 67.7 million or 12.8% decrease compared to the end of the second quarter of 2016. Main cash disbursements during this quarter include a seasonal increase in the amount of interest paid of approximately U.S.$ 46.4 million compared to last quarter, as well as seasonally higher payments to suppliers and personnel, which increased by U.S.$ 79.0 million. These disbursements were offset by lower capital expenditures after the payment for 50% of Sonae Arauco during the second quarter of this year.

Cash by Currency	Cash by Instrument

15

THIRD QUARTER AND SUBSEQUENT EVENTS AND NEWS

MDP Grayling project approved by Arauco Board of Directors

In October of this year, the project to build a new particleboard mill in Grayling Michigan was approved by Arauco’s Board of Directors, as well as state and local agencies. This mill will be North America’s largest single continuous particleboard press, with an annual capacity of 800,000 m3 of particleboard production, along with full lamination capabilities. Total investment amounts to U.S.$ 400 million. During construction, the project will create approximately 300 jobs in the Crawford County Township, and will create 250 jobs once in operation. Logistically, this mill will have an advantageous position of board supply to the region, positively impacting our customer network. Project is estimated to start up late 2018, and yearly sales estimated at U.S.$ 200 million per year once it is in full swing. Groundwork has already begun.

16

FINANCIAL STATEMENTS

Income Statement

US$ Millions	Q3 2016	Q2 2016	Q3 2015

Revenue	1,187.5	1,207.3	1,285.9
Cost of sales	(885.2)	(874.6)	(896.5)

Gross profit	302.3	332.6	389.3

Other income	69.9	61.7	72.3
Distribution costs	(123.8)	(119.6)	(141.0)
Administrative expenses	(134.9)	(139.1)	(122.3)
Other expenses	(10.5)	(12.9)	(18.0)
Financial income	7.9	6.6	15.8
Financial costs	(64.7)	(65.5)	(62.6)
Participation in (loss) profit in associates and joint ventures accounted through equity method	4.0	6.0	2.2
Exchange rate differences	(1.0)	(0.2)	(22.6)

Income before income tax	49.3	69.7	113.3

Income tax	(17.8)	(12.2)	(26.3)

Net income	31.4	57.5	87.0

Profit attributable to parent company	31.1	56.9	86.2
Profit attributable to non-parent company	0.3	0.6	0.8

17

Balance Sheet

US$ Millions	Q3 2016	Q2 2016	Q3 2015

Cash and cash equivalents	459.7	527.4	528.9
Other financial current assets	9.6	10.7	46.0
Other current non-financial assets	177.6	158.4	196.9
Trade and other receivables-net	642.5	667.8	736.2
Related party receivables	3.7	3.7	3.6
Inventories	909.6	908.5	896.2
Biological assets, current	297.5	324.9	249.0
Tax assets	92.3	80.2	34.2
Non-Current Assets classified as held for sale	3.1	2.8	8.1

Total Current Assets	2,595.6	2,684.4	2,699.1

Other non-current financial assets	5.3	3.4	0.0
Other non-current and non-financial assets	129.9	129.2	99.8
Non-current receivables	15.5	17.8	157.1
Investments accounted through equity method	438.5	437.3	262.0
Intangible assets	81.6	84.8	83.9
Goodwill	75.1	75.5	69.1
Property, plant and equipment	6,914.3	6,945.1	6,850.8
Biological assets, non-current	3,588.5	3,578.3	3,454.6
Deferred tax assets	3.9	3.9	148.0

Total Non-Current Assets	11,252.7	11,275.5	11,125.4

TOTAL ASSETS	13,848.3	13,959.9	13,824.5

Other financial liabilities, current	717.9	649.5	324.5
Trade and other payables	558.0	583.4	621.9
Related party payables	7.3	7.3	8.9
Other provisions, current	0.6	0.8	0.5
Tax liabilities	8.9	9.7	15.5
Current provision for employee benefits	5.2	5.3	4.2
Other non-financial liabilities, current	91.3	79.5	168.6

Total Current Liabilities	1,389.2	1,335.5	1,144.0

Other non-current financial liabilities	3,731.5	3,927.3	4,233.9
Other provisions, non-current	38.7	36.1	59.8
Deferred tax liabilities	1,637.5	1,636.8	1,718.2
Non-current provision for employee benefits	59.8	60.3	49.2
Other non-financial liabilities, non-current	60.1	59.9	43.6

Total Non-Current Liabilities	5,527.6	5,720.5	6,104.7

Non-parent participation	44.5	43.7	37.4

Net equity attributable to parent company	6,886.9	6,860.1	6,538.5

TOTAL LIABILITIES AND EQUITY	13,848.3	13,959.9	13,824.5

18

Cash Flow Statement

US$ Millions	Q3 2016	Q2 2016	Q3 2015

Receipts from sales of goods and rendering of services	1,308.9	1,263.6	1,492.3
Other cash receipts (payments)	70.7	68.4	35.1
Payments of suppliers and personnel (less)	(1,127.2)	(1,048.2)	(1,204.7)
Interest paid and received	(68.8)	(22.4)	(69.2)
Income tax paid	(36.4)	(21.4)	(15.1)
Other (outflows) inflows of cash, net	(3.6)	3.0	4.2

Net Cash Provided by (Used in) Operating Activities	143.7	243.0	244.1

Capital Expenditures	(129.0)	(271.8)	(103.4)
Other investment cash flows	4.1	11.2	7.6

Net Cash Provided by (Used in) Investing Activities	(124.9)	(260.6)	(95.8)

Proceeds from borrowings	175.5	158.5	47.8
Repayments of borrowings	(254.2)	(163.0)	(153.9)
Dividends paid	(0.3)	(100.3)	(0.4)
Other inflows of cash, net	(0.3)	0.4	(0.1)

Net Cash Provided by (Used in) Financing Activities	(79.3)	(104.4)	(106.6)

Total Cash Inflow (Outflow) of the Period	(60.5)	(121.9)	41.7

Effect of exchange rate changes on cash and cash equivalents	(7.2)	6.6	(20.0)
Cash and Cash equivalents at beginning of the period	527.4	642.7	511.9

Cash and Cash Equivalents at end of the Period	459.7	527.4	533.6

19

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: December 7, 2016	By:	/s/ Matías Domeyko Cassel
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer